    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 13, 1995
                                                     REGISTRATION NO. 33-62483


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
                                 ______________
                                    Form S-4
                                 AMENDMENT NO. 1
                           TO REGISTRATION STATEMENT
                                      Under
                           The Securities Act of 1933
                                 ______________
                               Norwest Corporation
             (Exact name of registrant as specified in its charter)

     Delaware                                     6711                          41-0449260
(State or other jurisdiction of         (Primary Standard Industrial       (I.R.S. Employer
incorporation or organization)          Classification Code Number)        Identification No.)

                                 Norwest Center
                               Sixth and Marquette
                       Minneapolis, Minnesota  55479-1000
                                  612-667-1234
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)
                                 ______________

    Stanley S. Stroup, Esq.
Executive Vice President and General Counsel                  Copy to:                               Copy to:
      Norwest Corporation                               Steve R. Wagner, Esq.                  Richard V. Smith, Esq.
        Norwest Center                                Assistant General Counsel                 Daniel T. Judge, Esq.
      Sixth and Marquette                              Norwest Financial, Inc.             Orrick, Herrington & Sutcliffe
Minneapolis, Minnesota 55479-1026                         206 Eighth Street               Old Federal Reserve Bank Building
         612-667-8858                                  Des Moines, Iowa  50309                   400 Sansome Street
(Name, address, including zip code, and telephone                                         San Francisco, California  94111
number, including area code, of agent for service)

                                 ______________

     Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of the Registration Statement.

     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /

                         CALCULATION OF REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
  Title of Securities               Amount          Proposed Maximum      Proposed Maximum          Amount of
         to Be                       to Be           Offering Price           Aggregate            Registration
      Registered                   Registered           Per Share           Offering Price              Fee
----------------------------------------------------------------------------------------------------------------
     Common Stock                  2,000,000              N/A               $4,598,475(3)             $1,586
(par value $1 2/3 per share)(1)    Shares(2)
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------


(1) Each share of the registrant's common stock includes one preferred stock purchase right.
(2) Based upon the maximum number of shares that may be issued in the transaction described herein.
(3) Estimated solely for purpose of computing the registration fee, in accordance with Rule 457(f), based upon the book value, as of June 30, 1995, of all shares of common stock to be cancelled in the transaction described herein.
                              _____________________

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                               NORWEST CORPORATION

                              Cross Reference Sheet
                     Pursuant to Regulation S-K, Item 501(b)


   Form S-4 Item                                  Prospectus Heading

   -------------                                  ------------------

1.   Forepart of Registration Statement           Outside Front Cover Page
     and Outside Front Cover Page of
     Prospectus

2.   Inside Front and Outside Back Cover          Available Information;
     Pages of Prospectus                          Incorporation of Certain
                                                  Documents by Reference;
                                                  Table of Contents

3.   Risk Factors, Ratio of Earnings to Fixed     Summary
     Charges, and Other Information

4.   Terms of the Transaction                     The Acquisition

5.   Pro Forma Financial Information              *

6.   Material Contracts with the Company          The Acquisition
     Being Acquired

7.   Additional Information Required for          *
     Reoffering by Persons and Parties
     Deemed to be Underwriters

8.   Interests of Named Experts and Counsel       Legal Opinions

9.   Disclosure of Commission Position on         *
     Indemnification for Securities Act
     Liabilities

10.  Information with Respect to S-3              Summary; Certain Regulatory
     Registrants                                  Considerations

11.  Incorporation of Certain Information         Incorporation of Certain
     by Reference                                 Documents by Reference;
                                                  Management of Norwest
                                                  and Additional Information

12.  Information with Respect to S-2 or           *
     S-3 Registrants

                               NORWEST CORPORATION

                              Cross Reference Sheet
                     Pursuant to Regulation S-K, Item 501(b)


     Form S-4 Item                                Prospectus Heading
     -------------                                ------------------

13.  Incorporation of Certain Information         *
     by Reference

14.  Information with Respect to                  *
     Registrants Other Than S-2 or S-3
     Registrants

15.  Information with Respect to S-3              *
     Companies

16.  Information with Respect to                  *
     S-2 or S-3 Companies

17.  Information with Respect to Companies        Summary -- Selected
                                                  Financial Data; Summary --
     Other Than S-2 or S-3 Companies              Comparative Per Common Share
                                                  Data; Information About
                                                  Orlandi Valuta

18.  Information If Proxies, Consents,            *
     or Authorizations Are to Be Solicited


19.  Information If Proxies, Consents, or         *
     Authorizations Are Not to Be Solicited
     in an Exchange Offer

______________________

*Item is omitted because answer is negative or item is inapplicable.

                                 ORLANDI VALUTA
                              560 S. SPRING STREET
                         LOS ANGELES, CALIFORNIA  90013

                               September 15, 1995

Dear Shareholder:

     You are cordially invited to attend the Special Meeting of Shareholders of Orlandi Valuta ("OV") to be held at OV, 560 S. Spring Street, Los Angeles, California, on Friday, October 13, 1995, at 10:00 a.m., local time. At the Special Meeting you will be asked to consider and vote on the approval of a proposed reorganization whereby Norwest Corporation ("Norwest") will acquire the assets of OV and Orlandi Valuta Nacional (the "Acquisition") pursuant to the Agreement and Plan of Reorganization, dated as of May 18, 1995, between OV, Orlandi Valuta Nacional and Norwest (the "Acquisition Agreement").

     Under the terms of the Acquisition Agreement, upon effectiveness of the Acquisition you will receive approximately 8.974 shares of Norwest Common Stock for each share of OV which you own, as described in the accompanying Prospectus.

     The enclosed Prospectus contains a more complete description of the terms of the Acquisition. You are urged to read the Prospectus carefully.

     The Board of Directors has approved the Acquisition Agreement as being in the best interests of OV's shareholders and recommends that you vote in favor of the Acquisition. In making this recommendation, the Board of Directors has considered numerous factors including the consideration offered by Norwest and the structure of the proposed Acquisition, which is designed to enhance the value of the investment of OV's shareholders and to be tax-free for federal income tax purposes to OV's shareholders receiving Norwest Common Stock.
Carter, Ledyard & Milburn, special tax counsel for OV, is providing its opinion to the Board of Directors that the Acquisition will be treated as a reorganization for U.S. Federal income tax purposes. This opinion is based on certain assumptions and representations of OV, OVN, the shareholders of OV and OVN, Norwest, and Norwest Financial Services, Inc. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR CONCERNING THE FEDERAL, AND ANY APPLICABLE FOREIGN, STATE, AND LOCAL, INCOME TAX CONSEQUENCES TO YOU OF THE ACQUISITION.


                                   Paolo Orlandi
                                   CHAIRMAN OF THE BOARD

                             ORLANDI VALUTA NACIONAL
                              560 S. SPRING STREET
                         LOS ANGELES, CALIFORNIA  90013

                               September 15, 1995

Dear Shareholder:

     You are cordially invited to attend the Special Meeting of Shareholders of Orlandi Valuta Nacional ("OVN") to be held at OVN, 560 S. Spring Street, Los Angeles, California, on Friday, October 13, 1995, at 10:00 a.m., local time. At the Special Meeting you will be asked to consider and vote on the approval of a proposed reorganization whereby Norwest Corporation ("Norwest") will acquire the assets of OVN and Orlandi Valuta (the "Acquisition") pursuant to the Agreement and Plan of Reorganization, dated as of May 18, 1995, between OVN, Orlandi Valuta and Norwest (the "Acquisition Agreement").

     Under the terms of the Acquisition Agreement, upon effectiveness of the Acquisition you will receive approximately 100 shares of Norwest Common Stock for each share of OVN which you own, as described in the accompanying Prospectus.

     The enclosed Prospectus contains a more complete description of the terms of the Acquisition. You are urged to read the Prospectus carefully.

     The Board of Directors has approved the Acquisition Agreement as being in the best interest of OVN's shareholders and recommends that you vote in favor of the Acquisition. In making this recommendation, the Board of Directors has considered numerous factors including the consideration offered by Norwest and the structure of the proposed Acquisition, which is designed to enhance the value of the investment of OVN's shareholders and to be tax-free for federal income tax purposes to OVN's shareholders receiving Norwest Common Stock. Carter, Ledyard & Milburn, special tax counsel for OVN, is providing its opinion to the Board of Directors that the Acquisition will be treated as a reorganization for U.S. Federal income tax purposes. This opinion is based on certain assumptions and representations of OV, OVN, the shareholders of OV and OVN, Norwest, and Norwest Financial Services, Inc. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR CONCERNING THE FEDERAL, AND ANY APPLICABLE FOREIGN, STATE, AND LOCAL, INCOME TAX CONSEQUENCES TO YOU OF THE ACQUISITION.


                                   Paolo Orlandi
                                   CHAIRMAN OF THE BOARD

                                 ORLANDI VALUTA
                              560 S. SPRING STREET
                         LOS ANGELES, CALIFORNIA  90013
                              _____________________

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                               ON OCTOBER 13, 1995
                              _____________________


     A Special Meeting of Shareholders of Orlandi Valuta ("OV"), a California corporation, will be held at OV, 560 S. Spring Street, Los Angeles, California, on Friday, October 13, 1995, at 10:00 a.m., local time, to consider and vote upon the Agreement and Plan of Reorganization, dated as of May 18, 1995 (the "Acquisition Agreement") between OV, Orlandi Valuta Nacional and Norwest Corporation ("Norwest"), a Delaware corporation, a copy of which is included in the accompanying Prospectus as Appendix A, under the terms of which all of OV's assets and liabilities would be transferred to Norwest and then to a wholly owned subsidiary of Norwest, following which OV would be dissolved (the "Acquisition"), and for each outstanding share of common stock of OV ("OV Common Stock") Norwest would issue approximately 8.974 shares of common stock, par value $1 2/3 per share, of Norwest; and to authorize such further action by the Board of Directors and proper officers of OV as may be necessary or appropriate to carry out the intent and purposes of the Acquisition.


     Only shareholders of record on the books of OV at the close of business on September 22, 1995, will be entitled to notice of and to vote at the Special Meeting or any adjournment thereof.

     Your attention is directed to the Prospectus accompanying this notice for a more complete statement regarding the matters to be acted upon at the Special Meeting.

                                   By Order of the Board of Directors

                                   Cynthia Orlandi
                                   VICE PRESIDENT

September 15, 1995

                             ORLANDI VALUTA NACIONAL
                              560 S. SPRING STREET
                         LOS ANGELES, CALIFORNIA  90013
                              _____________________

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                               ON OCTOBER 13, 1995
                              _____________________


     A Special Meeting of Shareholders of Orlandi Valuta Nacional ("OVN"), a Nevada corporation, will be held at OVN, 560 S. Spring Street, Los Angeles, California, on Friday, October 13, 1995, at 10:00 a.m., local time, to consider and vote upon the Agreement and Plan of Reorganization, dated as of May 18, 1995 (the "Acquisition Agreement") between OVN, Orlandi Valuta and Norwest Corporation ("Norwest"), a Delaware corporation, a copy of which is included in the accompanying Prospectus as Appendix A, under the terms of which all of OVN's assets and liabilities would be transferred to Norwest and then to a wholly owned subsidiary of Norwest, following which OVN would be dissolved (the "Acquisition"), and for each outstanding share of common stock of OVN ("OVN Common Stock") Norwest would issue approximately 100 shares of common stock, par value $1 2/3 per share, of Norwest; and to authorize such further action by the Board of Directors and proper officers of OVN as may be necessary or appropriate to carry out the intent and purposes of the Acquisition.


     Only shareholders of record on the books of OVN at the close of business on September 22, 1995, will be entitled to notice of and to vote at the Special Meeting or any adjournment thereof.

     Your attention is directed to the Prospectus accompanying this notice for a more complete statement regarding the matters to be acted upon at the Special Meeting.

                                   By Order of the Board of Directors

                                   Cynthia Orlandi
                                   VICE PRESIDENT

September 15, 1995

                                   PROSPECTUS
                                       OF
                               NORWEST CORPORATION

                                  COMMON STOCK



     This Prospectus of Norwest Corporation ("Norwest") relates to up to 2,000,000 shares of the common stock, par value $1 2/3 per share, of Norwest ("Norwest Common Stock") issuable to the shareholders of Orlandi Valuta, a California corporation ("OV"), and Orlandi Valuta Nacional, a Nevada corporation ("OVN") (OV and OVN, collectively, "Orlandi"), upon consummation of the acquisition (the "Acquisition") by Norwest of the assets and liabilities of OV and OVN pursuant to the terms of the Agreement and Plan of Reorganization between Orlandi and Norwest, dated as of May 18, 1995 (the "Acquisition Agreement"). The Acquisition Agreement is set forth in Appendix A to this Prospectus and is incorporated by reference herein.

     Upon consummation of the Acquisition and the dissolution of OV and OVN, except as described herein, holders of outstanding shares of common stock of OV ("OV Common Stock") and OVN ("OVN Common Stock"), except shares with respect to which statutory dissenters' rights have been exercised and not forfeited, will receive shares of Norwest Common Stock, reduced to the extent by which statutory dissenters' rights have been exercised. For a more complete description of the Acquisition Agreement and the terms of the Acquisition, see "THE ACQUISITION."

     This Prospectus is first being mailed to shareholders of Orlandi on or about September 13, 1995.

                                 ______________

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES
       COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
            ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                 ______________

               The date of this Prospectus is September 13, 1995.

                              AVAILABLE INFORMATION

     Norwest is subject to the informational requirements of the Securities Exchange Act of 1934 as amended (the "Exchange Act"). In accordance therewith, Norwest files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission").

     Reports, proxy statements and other information filed by Norwest with the Commission can be inspected and copied at the public reference facilities of the Commission, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, Suite 1300, New York, New York 10048, and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials can be obtained at prescribed rates by writing to the Commission, Public Reference Section, 450 Fifth Street, N.W., Washington. D.C. 20549. Reports, proxy statements and other information filed by Norwest with the New York Stock Exchange and the Chicago Stock Exchange may be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005 and at the offices of the Chicago Stock Exchange at One Financial Place, 440 South LaSalle Street, Chicago, Illinois 60605.

     This Prospectus does not contain all of the information set forth in the Registration Statement on Form S-4 and exhibits thereto (the "Registration Statement") covering the securities offered hereby that Norwest has filed with the Commission. Certain portions of the Registration Statement have been omitted pursuant to the rules and regulations of the Commission. Reference is hereby made to such omitted portions for further information with respect to Norwest and the securities offered hereby. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission or attached as an appendix hereto.



                                 ______________



NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, THE NORWEST COMMON STOCK OFFERED BY THIS PROSPECTUS, IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF NORWEST OR ORLANDI SINCE THE DATE OF THIS PROSPECTUS.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     THIS PROSPECTUS INCORPORATES BY REFERENCE DOCUMENTS WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. DOCUMENTS RELATING TO NORWEST, EXCLUDING EXHIBITS, UNLESS SPECIFICALLY INCORPORATED THEREIN, ARE AVAILABLE WITHOUT CHARGE, UPON REQUEST TO LAUREL A. HOLSCHUH, SECRETARY, NORWEST CORPORATION, NORWEST CENTER, SIXTH AND MARQUETTE, MINNEAPOLIS, MINNESOTA 55479-1026, TELEPHONE (612) 667-8655. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY SEPTEMBER __, 1995.

     The following documents filed with the Commission by Norwest (File
No. 1-2979) pursuant to the Exchange Act are incorporated by reference in this
Prospectus:

     1.   Norwest's Annual Report on Form 10-K for the year ended December 31,
          1994;

     2. Norwest's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995 and June 30, 1995; and


     3. Norwest's Current Reports on Form 8-K dated January 9, 1995, January 27, 1995, February 17, 1995, April 21, 1995, July 3, 1995 and
          September 13, 1995.


     All documents filed by Norwest with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the Special Meeting shall be deemed to be incorporated by reference herein and to be a part hereof from the date of such filing. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part hereof.

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

SUMMARY. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   7
     The Companies . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   7
          Norwest Corporation. . . . . . . . . . . . . . . . . . . . . . . .   7
          Orlandi Valuta and Orlandi Valuta Nacional . . . . . . . . . . . .   8
     Terms of the Acquisition. . . . . . . . . . . . . . . . . . . . . . . .   8
     The Special Meeting and Vote Required . . . . . . . . . . . . . . . . .   8
          The Special Meeting. . . . . . . . . . . . . . . . . . . . . . . .   8
          Vote Required. . . . . . . . . . . . . . . . . . . . . . . . . . .   8
     Reasons for the Acquisition; Recommendations of the Boards of
          Directors of OV and OVN. . . . . . . . . . . . . . . . . . . . . .   9
     Closing Date and Time of the Acquisition. . . . . . . . . . . . . . . .   9
     Conditions and Termination. . . . . . . . . . . . . . . . . . . . . . .   9
     Accounting Treatment. . . . . . . . . . . . . . . . . . . . . . . . . .   9
     Regulatory Approvals. . . . . . . . . . . . . . . . . . . . . . . . . .  10
     Management and Operations After the Acquisition . . . . . . . . . . . .  10
     Interests of Certain Persons in the Acquisition . . . . . . . . . . . .  10
     Rights of Dissenting OV and OVN Shareholders. . . . . . . . . . . . . .  10
     Certain U.S. Federal Income Tax Consequences. . . . . . . . . . . . . .  10
     Markets and Market Prices . . . . . . . . . . . . . . . . . . . . . . .  11
     Certain Differences in Rights of Shareholders . . . . . . . . . . . . .  11
     Comparative Per Common Share Data . . . . . . . . . . . . . . . . . . .  11
     Selected Financial Data . . . . . . . . . . . . . . . . . . . . . . . .  13

MEETING INFORMATION. . . . . . . . . . . . . . . . . . . . . . . . . . . . .  17
     General . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  17
     Date, Place, and Time . . . . . . . . . . . . . . . . . . . . . . . . .  17
     Record Date; Vote Required. . . . . . . . . . . . . . . . . . . . . . .  17
     Principal Shareholders and Security Ownership of Management . . . . . .  17

THE ACQUISITION. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  19
     Background of and Reasons for the Acquisition . . . . . . . . . . . . .  19
     Terms of the Acquisition. . . . . . . . . . . . . . . . . . . . . . . .  19
     Closing Date and Time of the Acquisition. . . . . . . . . . . . . . . .  20
     Delivery of Certificates. . . . . . . . . . . . . . . . . . . . . . . .  20
     Conditions to the Acquisition . . . . . . . . . . . . . . . . . . . . .  20
     Regulatory Approvals. . . . . . . . . . . . . . . . . . . . . . . . . .  21
     Business Pending the Acquisition. . . . . . . . . . . . . . . . . . . .  22
     Certain Covenants . . . . . . . . . . . . . . . . . . . . . . . . . . .  22
     Waiver, Amendment, and Termination. . . . . . . . . . . . . . . . . . .  23
     Management and Operations After the Acquisition . . . . . . . . . . . .  23
     Interests of Certain Persons in the Acquisition . . . . . . . . . . . .  23
     Certain Differences in Rights of Shareholders . . . . . . . . . . . . .  23
          Capital Stock. . . . . . . . . . . . . . . . . . . . . . . . . . .  24
          Shareholder Vote Requirements. . . . . . . . . . . . . . . . . . .  26
          Removal of Directors . . . . . . . . . . . . . . . . . . . . . . .  27
          Vacancies on the Board of Directors. . . . . . . . . . . . . . . .  27
          Amendments to the Certificate or Articles of Incorporation . . . .  28

                                                                            Page
                                                                            ----
          Amendments to Bylaws . . . . . . . . . . . . . . . . . . . . . . .  28
          Cumulative Voting. . . . . . . . . . . . . . . . . . . . . . . . .  28
          Dissenters' Rights . . . . . . . . . . . . . . . . . . . . . . . .  29
          Special Meetings . . . . . . . . . . . . . . . . . . . . . . . . .  30
          Antitakeover Statutes. . . . . . . . . . . . . . . . . . . . . . .  30
          Derivative Actions . . . . . . . . . . . . . . . . . . . . . . . .  31
     Dividends and Distributions . . . . . . . . . . . . . . . . . . . . . .  31
     Indemnification and Limitation on Director Liability. . . . . . . . . .  32
     Inspection Rights . . . . . . . . . . . . . . . . . . . . . . . . . . .  32
          Directors. . . . . . . . . . . . . . . . . . . . . . . . . . . . .  33
          Standard of Care . . . . . . . . . . . . . . . . . . . . . . . . .  33
          Liability. . . . . . . . . . . . . . . . . . . . . . . . . . . . .  33
     Rights of Dissenting Orlandi Shareholders . . . . . . . . . . . . . . .  34
          OV Shareholders Under California Law . . . . . . . . . . . . . . .  34
          OVN Shareholders Under Nevada Law. . . . . . . . . . . . . . . . .  36
     Certain U.S. Federal Income Tax Consequences. . . . . . . . . . . . . .  39
     Resale of Norwest Common Stock. . . . . . . . . . . . . . . . . . . . .  39
     Stock Exchange Listing. . . . . . . . . . . . . . . . . . . . . . . . .  40
     Dividend Reinvestment and Optional Cash Payment Plan. . . . . . . . . .  40
     Accounting Treatment. . . . . . . . . . . . . . . . . . . . . . . . . .  40
     Expenses. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  41

INFORMATION ABOUT ORLANDI. . . . . . . . . . . . . . . . . . . . . . . . . .  41
     Description of the Business . . . . . . . . . . . . . . . . . . . . . .  41
          Operations . . . . . . . . . . . . . . . . . . . . . . . . . . . .  42
          Geography. . . . . . . . . . . . . . . . . . . . . . . . . . . . .  42
          Regulation . . . . . . . . . . . . . . . . . . . . . . . . . . . .  42
          Business Methods . . . . . . . . . . . . . . . . . . . . . . . . .  43
          Sources of Funds . . . . . . . . . . . . . . . . . . . . . . . . .  43
          Competition. . . . . . . . . . . . . . . . . . . . . . . . . . . .  44
          Employee Relations . . . . . . . . . . . . . . . . . . . . . . . .  44
          Market for Common Equity and Related Stockholder Matters . . . . .  44
     Management's Discussion and Analysis of Financial Condition and
          Results of Operations. . . . . . . . . . . . . . . . . . . . . . .  44
     Selected Financial Data. . .  . . . . . . . . . . . . . . . . . . . . .  47

CERTAIN REGULATORY CONSIDERATIONS. . . . . . . . . . . . . . . . . . . . . .  49
     General . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  49
     Dividend Restrictions . . . . . . . . . . . . . . . . . . . . . . . . .  49
     Holding Company Structure . . . . . . . . . . . . . . . . . . . . . . .  49
     Capital Requirements. . . . . . . . . . . . . . . . . . . . . . . . . .  50
     Federal Deposit Insurance Corporation Improvement Act of 1991 . . . . .  51
     FDIC Insurance. . . . . . . . . . . . . . . . . . . . . . . . . . . . .  52

EXPERTS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  53

LEGAL OPINIONS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  53

MANAGEMENT OF NORWEST AND ADDITIONAL INFORMATION . . . . . . . . . . . . . .  53

                                                                            Page
                                                                            ----
INDEX TO ORLANDI FINANCIAL STATEMENTS. . . . . . . . . . . . . . . . . . . . F-1


APPENDIX A     AGREEMENT AND PLAN OF REORGANIZATION. . . . . . . . . . . . . A-1

APPENDIX B     CALIFORNIA DISSENTERS' RIGHTS:  SECTIONS 1300-1312
               OF THE CALIFORNIA GENERAL CORPORATION LAW . . . . . . . . . . B-1

APPENDIX C     NEVADA DISSENTERS' RIGHTS:  SECTIONS 78.471-78.502
               OF THE NEVADA REVISED STATUTES. . . . . . . . . . . . . . . . C-1

                                     SUMMARY

THE FOLLOWING SUMMARY IS NOT INTENDED TO BE COMPLETE AND IS QUALIFIED IN ALL RESPECTS BY THE MORE DETAILED INFORMATION INCLUDED IN THIS PROSPECTUS, THE APPENDICES HERETO AND THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN. AS USED IN THIS PROSPECTUS, THE TERM "ORLANDI" REFERS TO OV, ITS MEXICAN SUBSIDIARY ORLANDI DE MEXICO, S.A. DE C.V. AND OVN COLLECTIVELY. ALSO, THE TERMS "NORWEST" AND "ORLANDI" REFER TO SUCH ENTITIES, RESPECTIVELY, AND WHERE THE CONTEXT REQUIRES, SUCH ENTITIES AND THEIR RESPECTIVE SUBSIDIARIES. ALL INFORMATION CONCERNING NORWEST INCLUDED IN THIS PROSPECTUS HAS BEEN FURNISHED BY NORWEST AND ALL INFORMATION CONCERNING ORLANDI INCLUDED IN THIS PROSPECTUS HAS BEEN FURNISHED BY ORLANDI TO NORWEST FOR INCLUSION HEREIN.

THE COMPANIES

     NORWEST CORPORATION

     Norwest Corporation is a diversified financial services company which was organized under the laws of Delaware in 1929 and is registered under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). Norwest operates through subsidiaries engaged in banking and in related businesses. Norwest provides retail, commercial and corporate banking services to its customers through banks located in Arizona, Colorado, Illinois, Indiana, Iowa, Minnesota, Montana, Nebraska, New Mexico, North Dakota, Ohio, South Dakota, Texas, Wisconsin and Wyoming. Norwest provides additional financial services to its customers through subsidiaries engaged in various businesses, principally mortgage banking, consumer finance, equipment leasing, agricultural finance, commercial finance, securities brokerage and investment banking, insurance agency services, computer and data processing services, trust services, and venture capital investment.

     At June 30, 1995 Norwest had consolidated total assets of $66.6 billion, total deposits of $38.2 billion, and total stockholders' equity of $4.7 billion. Based on total assets at June 30, 1995, Norwest was the 12th largest commercial banking organization in the United States.

     Norwest regularly explores opportunities for acquisitions of financial institutions and related businesses. Generally, management of Norwest does not make a public announcement about an acquisition until a definitive agreement has been signed. Norwest has entered into definitive agreements for the acquisition of various financial institutions, including Orlandi, having aggregate total assets at June 30, 1995, of $4.5 billion. Certain of these acquisitions were consummated subsequent to June 30, 1995, and the others remain subject to regulatory approval and are expected to be completed by the end of the first quarter of 1996. None of these acquisitions is individually significant or material to the financial statements of Norwest.

     Norwest's principal executive offices are located at Norwest Center, Sixth and Marquette, Minneapolis, Minnesota 55479-1000, and its telephone number is 612-667-1234.

     Additional information concerning Norwest is included in the Norwest documents incorporated by reference herein. See "INFORMATION OF CERTAIN DOCUMENTS BY REFERENCE."

     ORLANDI VALUTA AND ORLANDI VALUTA NACIONAL

     Orlandi is the largest independently owned money transmitter in the United States. OV is licensed as a money transmitter by the States of California and Illinois, and operates in the State of Florida under local exemptions. OVN is licensed as a money transmitter by the State of Texas. As a licensed money transmitter, Orlandi is empowered to receive funds from the public for the purpose of transmitting the same, or its equivalent, to beneficiaries in foreign countries. Orlandi conducts its business of receiving money for transmission through three offices owned by Orlandi and the facilities of 1,360 agents located in the states where Orlandi operates. Orlandi completes the money transmission deliveries within the Republic of Mexico, through its Mexican subsidiary. The Mexican subsidiary has over 80 exclusive paying agents and offices in the Republic of Mexico, and also utilizes over 5,000 branch offices of Mexican financial institutions located throughout the Republic of Mexico.

     The headquarters of each of OV and OVN is located at 560 S. Spring Street, Los Angeles, California, and the phone number for each of OV and OVN at that location is (213) 623-7376. See "INFORMATION ABOUT ORLANDI."

TERMS OF THE ACQUISITION

     The Acquisition Agreement provides for the acquisition by Norwest of the assets and liabilities of OV and OVN. Upon consummation of the Acquisition, and after the dissolution of OV and OVN in accordance with the Acquisition Agreement, holders of the outstanding shares of OV Common Stock (assuming there will be no shares as to which statutory dissenters' rights have been exercised and not forfeited since, under the Acquisition Agreement, all of the OV and OVN shareholders have agreed to vote in favor of the Acquisition) will receive 1,750,000 shares of Norwest Common Stock, holders of the outstanding shares of OVN Common Stock (assuming no shares as to which statutory dissenters' rights have been exercised and not forfeited) will receive
250,000 shares of Norwest Common Stock, and OV and OVN will be dissolved, in accordance with the provisions of the Acquisition Agreement. See "THE ACQUISITION--Terms of the Acquisition."

THE SPECIAL MEETING AND VOTE REQUIRED

     THE SPECIAL MEETING

     The Special Meetings of Shareholders of OV and OVN to consider and vote on the Acquisition will be held on Friday, October 13, 1995, at 10:00 a.m., local time, at 560 S. Spring Street, Los Angeles, California. Only holders of record of OV Common Stock and OVN Common Stock at the close of business on September 22, 1995, will be entitled to notice of and to vote at the Special Meetings. At such date, there were 195,000 shares of OV Common Stock and 2,500 shares of OVN Common Stock outstanding. Each share of OV Common Stock and OVN Common Stock is entitled to one vote in the respective election. For additional information relating to the Special Meetings, see "MEETING INFORMATION."

     VOTE REQUIRED

     Approval of the Acquisition Agreement requires the affirmative vote of the holders of a majority of the outstanding shares of each of OV Common Stock and OVN Common Stock. See "MEETING INFORMATION--Record Date; Vote Required."

     As of the record date for the Special Meetings, directors and officers owned beneficially or controlled the voting of 100% of the shares of each of OV Common Stock and OVN Common Stock outstanding on that date. Orlandi's directors and officers have informed Orlandi that they intend to vote all of their shares in favor of the Acquisition. At the record date, directors and executive officers of Norwest did not own beneficially any shares of OV Common Stock or OVN Common Stock. See "MEETING INFORMATION--Record Date; Vote Required" and "MEETING INFORMATION--Principal Shareholders and Security Ownership of Management."

REASONS FOR THE ACQUISITION; RECOMMENDATIONS OF THE BOARDS OF DIRECTORS OF OV AND OVN

     The Boards of Directors of OV and OVN who are also the sole shareholders of OV and OVN have concluded that the Acquisition is in the best interests of the holders of OV Common Stock and OVN Common Stock, who will receive, in a tax-free exchange, stock of a much larger and more diversified enterprise that is actively traded on national stock exchanges. In addition to the greater liquidity provided to shareholders of OV and OVN, the Acquisition will provide Orlandi with increased financial strength. See "THE ACQUISITION--Background of and Reasons for the Acquisition." THE BOARDS OF DIRECTORS OF OV AND OVN FORMALLY AND UNANIMOUSLY RECOMMEND THAT OV AND OVN SHAREHOLDERS VOTE FOR THE ACQUISITION.

CLOSING DATE AND TIME OF THE ACQUISITION

     Subject to the terms and conditions of the Acquisition Agreement, the Acquisition will be effective at 11:58 p.m., Pacific time (the "Effective Time") on the date specified in the Acquisition Agreement (the "Closing Date"). See "THE ACQUISITION--Closing Date and Time of the Acquisition" and "THE ACQUISITION--Conditions to the Acquisition."

CONDITIONS AND TERMINATION

     The respective obligations of Norwest and Orlandi to consummate the Acquisition are subject to certain conditions, including the receipt of regulatory approvals, approval of the Acquisition Agreement by the shareholders of OV and OVN, receipt by OV and OVN of certain tax opinions, and certain other conditions customary in transactions of this nature. See "THE ACQUISITION-- Conditions to the Acquisition" and "THE ACQUISITION--Regulatory Approvals."

     The Acquisition Agreement may be terminated at any time prior to the Closing Date, whether prior to or after approval by shareholders of OV and OVN, by either party under specified conditions, including if the Acquisition shall not have been consummated by December 31, 1995, unless such failure of consummation shall be due to the failure of the party seeking termination to perform its respective covenants and agreements under the Acquisition Agreement. See "THE ACQUISITION--Waiver, Amendment and Termination."

ACCOUNTING TREATMENT

     Management of Norwest anticipates that the Acquisition will be accounted for as a "pooling of interests" under generally accepted accounting principles. See "THE ACQUISITION--Accounting Treatment."

REGULATORY APPROVALS

     On August 28, 1995, the Acquisition was approved by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") under
Section 4 of the BHC Act. The Acquisition is conditioned upon the receipt of all licenses or permits required under applicable federal or state law (and Mexican law) that are necessary for the subsidiaries established by Norwest to operate the business of OV and OVN and OV's subsidiary in the same manner as such business was operated by OV, OVN and OV's subsidiary on May 18, 1995. Norwest has filed applications for the necessary licenses and permits with state governmental authorities. There can be no assurance that the state governmental authorities will grant the necessary licenses or permits. There can also be no assurance that any such license or permit will not contain a condition or requirement that causes it to fail to satisfy the conditions to the consummation of the Acquisition. See "The Acquisition -- Regulatory Approvals".

MANAGEMENT AND OPERATIONS AFTER THE ACQUISITION

     Following the Acquisition, Norwest intends to operate at Orlandi's present locations and to continue to offer the services currently offered by Orlandi. See "THE ACQUISITION--Management and Operations After the Acquisition."

INTERESTS OF CERTAIN PERSONS IN THE ACQUISITION

     The two officers of OV and OVN, both of whom are also directors of both OV and OVN, have direct and indirect interests in the consummation of the Acquisition separate from their interests as the sole holders of OV Common Stock and OVN Common Stock. Specifically, under the Acquisition Agreement, each of such officers will be party to an employment agreement following the Acquisition. See "THE ACQUISITION--Interests of Certain Persons in the Acquisition."

RIGHTS OF DISSENTING OV AND OVN SHAREHOLDERS

     Under applicable law dissenting shareholders who comply with the requisite statutory procedures will be entitled to receive an appraised value of their shares. The value so determined could be more than, the same as, or less than the value of the consideration to be received by OV and OVN shareholders, pursuant to the Acquisition Agreement, who do not dissent. However, since all of the shareholders of OV and OVN have, under the Acquisition Agreement, agreed to vote in favor of the Acquisition, it is anticipated that there will be no dissenting shareholders. See "THE ACQUISITION--Rights of Dissenting OV and OVN Shareholders."

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

    Except as more fully described in this Prospectus, no gain or loss (other than with respect to cash received in lieu of fractional shares or in satisfaction of dissenters' rights) will be recognized to shareholders of OV and OVN upon the issuance to such shareholders of Norwest Common Stock and the dissolution of OV and OVN. Consummation of the Acquisition is dependent upon, among other things, receipt by Orlandi of an opinion of counsel dated as of the Closing Date, with respect to the Acquisition qualifying as a reorganization for U.S. Federal income tax purposes. HOWEVER, THE FEDERAL INCOME TAX CONSIDERATIONS RELATED TO THE ACQUISITION MAY BE DIFFERENT TO PARTICULAR TYPES OF OV OR OVN SHAREHOLDERS, OR IN LIGHT OF OV OR OVN SHAREHOLDERS' PERSONAL INVESTMENT CIRCUMSTANCES. ACCORDINGLY, SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS IN DETERMINING THE TAX CONSIDERATIONS THAT MAY BE RELEVANT TO

THEM IN CONNECTION WITH THE ACQUISITION UNDER FEDERAL, STATE, LOCAL, AND ANY OTHER APPLICABLE TAX LAWS. See "THE ACQUISITION--Certain U.S. Federal Income Tax Consequences."

MARKETS AND MARKET PRICES

     Norwest Common Stock is listed on the New York Stock Exchange and the Chicago Stock Exchange. On May 18, 1995, the last trading day preceding public announcement of the proposed Acquisition the closing price per share of Norwest Common Stock was $27.25 and on September 12, 1995, the price was $31.00.
There is no public market for OV Common Stock or OVN Common Stock.
Shareholders of OV and OVN are advised to obtain current market quotations for Norwest Common Stock. The market price for Norwest Common Stock will fluctuate between the date of this Prospectus and the Closing Date, which may be a period of several weeks or more. As a result, the market value of the Norwest Common Stock that shareholders of OV and OVN ultimately receive in the Acquisition could be more or less than its market value on the date of this Prospectus.
No assurance can be given concerning the market price of Norwest Common Stock before or after the Closing Date.

CERTAIN DIFFERENCES IN RIGHTS OF SHAREHOLDERS

     Upon consummation of the Acquisition, shareholders of OV and OVN will become stockholders of Norwest. As a result, such shareholders' rights will change to some extent. See "THE ACQUISITION--Certain Differences in Rights of Shareholders."


COMPARATIVE PER COMMON SHARE DATA

     The following table presents selected comparative per common share data for Norwest Common Stock on a historical basis and pro forma combined basis for OV Common Stock and OVN Common Stock on a historical basis and pro forma equivalent basis. This information is derived from the consolidated historical financial statements of Norwest, including the related notes thereto, incorporated by reference into this Prospectus and the historical financial statements of OV and OVN, including the notes thereto, appearing elsewhere in this Prospectus. This information should be read in conjunction with such historical financial statements and the related notes thereto. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE" and "FINANCIAL STATEMENTS
OF ORLANDI."



                               COMPARATIVE PER COMMON SHARE DATA

                           Norwest Common Stock              OV Common Stock             OVN Common Stock(1)
                           --------------------              ---------------             ----------------

                                          Pro Forma                    Pro Forma                     Pro Forma
                           Historical     Combined      Historical    Equivalent     Historical     Equivalent
                           ----------     --------      ----------    ----------     ----------     ----------
 BOOK VALUE(2):
   June 30, 1995               $12.91        12.85          21.73        115.36          144.45       1,290.16
   December 31, 1994            10.79        10.73          25.90         96.40          200.00       1,077.87

 DIVIDENDS DECLARED(3):
 Six Months Ended
   June 30, 1995                 0.420        0.420         34.550         3.769           -             42.00
 Year Ended
   December 31, 1994             0.765        0.765          7.927         6.865           -             21.00
   December 31, 1993             0.640        0.640          5.326         5.744           -                -
   December 31, 1992             0.540        0.540          2.821         4.846           -                -

 NET INCOME(LOSS)(4):
 Six Months Ended
   June 30, 1995                 1.32         1.32          30.98         11.86          (55.55)        130.91
 Year Ended
   December 31, 1994             2.41         2.41          27.61         21.62            -                -
   December 31, 1993             1.86         1.85           4.40         16.59            -                -
   December 31, 1992             1.19         1.18           1.80         10.59            -                -


(1) OVN was incorporated on October 6, 1994 and commenced operations in 1995. Historical and pro forma equivalent financial information reflect the recent establishment of OVN and amounts for periods prior to OVN's date of incorporation are not applicable.

(2) The pro forma combined book value per share of Norwest Common Stock is based upon the historical total combined common stockholders' equity for Norwest and Orlandi divided by total pro forma common shares of combined entities assuming exchange of the outstanding OV Common Stock at a ratio of 8.974 shares of Norwest Common Stock for each share of OV Common Stock (the "OV Exchange Ratio") and of the outstanding OVN Common Stock at a ratio of 100 shares of Norwest Common Stock for each share of OVN Common Stock (the "OVN Exchange Ratio"). The pro forma equivalent book values per share of OV and OVN represents the respective pro forma combined amount multiplied by the applicable Exchange Ratio. The Exchange Ratios assume that the aggregate number of shares of Norwest Common Stock issued in the Acquisition will be 2,000,000. See "THE ACQUISITION--Terms of the Acquisition."

(3) Assumes no changes in cash dividends per share by Norwest. Historical cash dividends for OV represent Subchapter "S" distributions made to shareholders for related individual income taxes and general purposes. The pro forma equivalent dividends per share of OV Common Stock and OVN Common Stock represent cash dividends declared per share of Norwest Common Stock multiplied by the applicable Exchange Ratio.

(4) The pro forma combined net income per share of Norwest Common Stock (based on fully diluted net income and weighted average shares outstanding) is based upon the combined historical net income for Norwest and Orlandi divided by the average pro forma common shares of the combined entities. The respective pro forma equivalent net income per share of OV Common Stock and OVN Common Stock represent the applicable pro forma combined net income per share multiplied by the applicable Exchange Ratio.

SELECTED FINANCIAL DATA

     The following table sets forth certain selected historical consolidated financial information for Norwest and certain selected historical financial information for Orlandi. The income statement and balance sheet data included in the selected financial data for the five years ended December 31, 1994 are derived from audited consolidated financial statements of Norwest and from combined consolidated financial statements (audited only for the year ended December 31, 1994) of Orlandi. The income statement and balance sheet data included in the selected financial data for the six-month periods ended June 30, 1995 and 1994 are derived from unaudited consolidated financial statements of Norwest and Orlandi. All financial information derived from unaudited financial statements reflects, in the respective opinions of management of Norwest and Orlandi, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such data. Results for the six months ended June 30, 1995 are not necessarily indicative of the results that may be expected for any other interim period or for the year as a whole. This information should be read in conjunction with the consolidated financial statements of Norwest and the related notes thereto, included in documents incorporated herein by reference, and in conjunction with the combined consolidated financial statements of Orlandi, including the notes thereto, appearing elsewhere in this Prospectus. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE" and "FINANCIAL STATEMENTS OF ORLANDI."


                                                SELECTED CONSOLIDATED FINANCIAL DATA
                                                NORWEST CORPORATION AND SUBSIDIARIES

                                                  SIX MONTHS
                                                 ENDED JUNE 30              YEAR ENDED DECEMBER 31
                                                ----------------------------------------------------------------------
                                                  1995      1994      1994      1993(1)   1992(2)   1991      1990(3)
                                                  ----      ----      ----      -------   -------   ----      -------
                                                                 (In millions except per share amounts)
     INCOME STATEMENT DATA
     ---------------------
          Interest income                      $2,677.1   2,066.6   4,393.7   3,946.3   3,806.4   4,025.9    3,885.8
          Interest expense                      1,135.2     719.4   1,590.1   1,442.9   1,610.6   2,150.3    2,320.1
                                               --------   -------   -------   -------   -------   -------    -------
            Net interest income                 1,541.9   1,347.2   2,803.6   2,503.4   2,195.8   1,875.6    1,565.7
          Provision for credit losses             130.0      60.0     164.9     158.2     270.8     406.4      433.0
          Non-interest income                     847.9     821.0   1,638.3   1,585.0   1,273.7   1,064.0      896.3
          Non-interest expenses                 1,586.9   1,528.1   3,096.4   3,050.4   2,553.1   2,041.5    1,744.5
                                               --------   -------   -------   -------   -------   -------    -------
            Income before income taxes            672.9     580.1   1,180.6     879.8     645.6     491.7      284.5
          Income tax expense                      221.8     187.6     380.2     266.7     175.6      73.4      115.1
                                               --------   -------   -------   -------   -------   -------    -------
          Income before cumulative
            effect of a change in
            accounting method                     451.1     392.5     800.4     613.1     470.0     418.3      169.4
          Cumulative effect on years
            prior to 1992 of change in
            accounting method                      --        --        --        --       (76.0)     --         --
                                               --------   -------   -------   -------   -------   -------    -------
              Net income                       $  451.1     392.5     800.4     613.1     394.0     418.3      169.4
                                               --------   -------   -------   -------   -------   -------    -------
                                               --------   -------   -------   -------   -------   -------    -------
     PER COMMON SHARE DATA
     ---------------------
          Net income per share:
            Primary:
              Before cumulative effect
               of a change in
               accounting method                  $ 1.34      1.20      2.45      1.89      1.44      1.33       0.59
              Cumulative effect on
               years prior to 1992 of
               change in accounting
               method                               --        --        --        --       (0.25)    --         --
                                                --------   -------   -------   -------   -------   -------    -------

               Net income                         $ 1.34      1.20      2.45      1.89      1.19      1.33       0.59
                                                --------   -------   -------   -------   -------   -------    -------
                                                --------   -------   -------   -------   -------   -------    -------


          Fully diluted:
            Before cumulative effect of
              a change in accounting
              method                              $ 1.32      1.18      2.41      1.86      1.42      1.32       0.59
            Cumulative effect on years
              prior to 1992 of change in
              accounting method                     --        --        --        --       (0.23)     --         --
                                                 --------   -------   -------   -------   -------   -------    -------
              Net income                          $ 1.32      1.18      2.41      1.86      1.19      1.32       0.59
                                                 --------   -------   -------   -------   -------   -------    -------
                                                 --------   -------   -------   -------   -------   -------    -------


          Dividends declared per
            common share                           $0.420     0.370     0.765     0.640     0.540     0.470      0.423
     BALANCE SHEET DATA
     ------------------
          At period end:
            Total assets                      $66,623.0  55,756.8  59,315.9  54,665.0  50,037.0  45,974.5   43,523.0
            Long-term debt                     12,382.1   7,255.2   9,186.3   6,850.9   4,553.2   3,686.6    3,066.0
            Total stockholders' equity          4,726.0   3,836.6   3,846.4   3,760.9   3,371.8   3,192.3    2,434.0




                                       14




(1) On January 14, 1994, First United Bank Group, Inc. ("First United"), a $3.9 billion bank holding company headquartered in Albuquerque, New Mexico, was acquired in a pooling transaction. Norwest's historical results have been restated to include the historical results of First United. Appropriate Norwest items reflect an increase in First United's provision for credit losses of $16.5 million to conform with Norwest's credit loss reserve practices and methods and $83.2 million in accruals and reserves for merger-related expenses, including termination costs, systems and operations costs, and investment banking, legal and accounting expenses.

(2)  On February 9, 1993, Lincoln Financial Corporation ("Lincoln"), a
     $2.0 billion bank holding company headquartered in Fort Wayne, Indiana, was acquired in a pooling transaction. Norwest's historical results have been restated to include the historical results of Lincoln. Appropriate Norwest items reflect an increase in Lincoln's provision for credit losses of $60.0 million and $33.5 million in Lincoln's provisions and expenditures for costs related to restructuring activities.

(3)  On April 19, 1991, United Banks of Colorado, Inc. ("United"), a
     $5.5 billion financial institution headquartered in Denver, Colorado, merged with Norwest in a pooling transaction. Norwest's historical results have been restated to include the historical results of United. Appropriate Norwest items reflect United's special provisions for credit losses and writedowns for other real estate owned, which together totaled $165 million, and $31 million of accruals for expected reorganization and restructuring costs for the year ended December 31, 1990. The special provisions were due to deterioration of several large commercial loan relationships, the anticipated results of the then recent examination by the Office of the Comptroller of the Currency, and the anticipated impact of the Resolution Trust Corporation's accelerated efforts to liquidate foreclosed properties at deep discounts.






                 SELECTED COMBINED CONSOLIDATED FINANCIAL DATA
                    ORLANDI VALUTA, ORLANDI VALUTA NACIONAL
                      AND ORLANDI DE MEXICO, S.A. DE C.V.




                                       Six Months Ended
                                            June 30(1)                                          Year Ended December 31(1)

                                       ----------------           --------------------------------------------------------------
                                     1995           1994          1994          1993          1992          1991         1990
                                                             (In thousands except per share amounts)



 INCOME STATEMENT DATA
 ---------------------
  Sales of wire transfers and
    currencies                      $74,925.3     45,240.9      91,768.5      67,003.2      44,996.5     36,210.6       91,095.3
  Cost of sales                      60,809.3     39,301.3      77,446.9      60,296.6      40,095.3     31,404.9       82,302.0
                                    ---------    ---------     ---------    ----------    ----------    ---------      ---------
  Gross profit                       14,116.0      5,939.6      14,321.6       6,706.6       4,901.2      4,805.7        8,793.3
  Total operating expenses            8,309.1      3,773.4       8,935.3       5,910.0       4,597.7      5,242.6        6,550.2
                                    ---------    ---------     ---------    ----------    ----------    ---------      ---------

  Income from operations              5,806.9      2,166.2       5,386.3         796.6         303.5       (436.9)       2,243.1
  Other income                          150.9         27.1          78.4          69.8          54.3        343.3            9.1
                                    ---------    ---------     ---------    ----------    ----------    ---------      ---------

  Income before provision for
    income taxes                      5,957.8      2,193.3       5,464.7         866.4         357.8        (93.6)       2,252.2
  Provision for income taxes             56.5         32.9          80.1           8.5           6.0          --            --
                                    ---------    ---------     ---------    ----------    ----------    ---------      ---------

  Net income (loss)                 $ 5,901.3      2,160.4       5,384.6         857.9         351.8        (93.6)       2,252.2
                                    ---------    ---------     ---------    ----------    ----------    ---------      ---------
                                    ---------    ---------     ---------    ----------    ----------    ---------      ---------




 PER COMMON SHARE DATA(2)
 ------------------------
  Net income (loss)                 $    29.88        11.08         27.54          4.40          1.80        (0.48)         11.55
  Dividends declared(3)                  34.113        0.615         7.906         5.326         2.821        0.00           5.89


 BALANCE SHEET DATA
 ------------------
  At period end:
    Total assets                    $ 7,586.5      4,430.8       7,224.4       2,466.6       2,071.0      4,261.3        4,171.7
    Long-term debt                      434.2         -            473.4           -             -            -            -
    Total stockholders' equity        4,598.0      3,452.0       5,551.3       1,504.2       1,842.5      1,843.2        1,937.2


(1) The combined consolidated financial data include Orlandi Valuta and its 75% owned foreign subsidiary, Orlandi de Mexico, S.A. de C.V., and Orlandi Valuta Nacional. In 1991, Orlandi Valuta amended its articles of incorporation changing its name from Telegrafo Nacionales to Orlandi Valuta. On June 1, 1992 Orlandi Valuta merged with its principal agent Orlandi Foreign Exchange, Inc. The selected consolidated financial data include the combined results of the merged organizations.

     Orlandi Valuta Nacional was incorporated on October 6, 1994 and commenced operations in 1995. For the six months ended June 30, 1995, Orlandi Valuta Nacional's net loss totalled $138.9 thousand. Total stockholders' equity of Orlandi Valuta Nacional amounted to $361.1 thousand and $500.0 thousand at June 30, 1995 and December 31, 1994, respectively.

(2) Based on weighted shares outstanding of 197,500 shares for the six months ended June 30, 1995; 195,521 shares for the year ended December 31, 1994; and 195,000 shares for the six months ended June 30, 1994 and the four-year period ended December 31, 1993.

(3) Cash dividends represent Subchapter "S" distributions made to shareholders of Orlandi Valuta for related individual income taxes and general purposes.

                                       16

                               MEETING INFORMATION

GENERAL

     This Prospectus is being furnished to holders of OV Common Stock and OVN Common Stock in connection with the Special Meetings to be held on Friday, October 13, 1995, and any adjournments thereof, to consider and take action upon the approval of the Acquisition Agreement and such other business as may properly come before the Special Meetings or any adjournments thereof.


     This Prospectus is also furnished by Norwest to shareholders of OV and OVN as a prospectus in connection with the issuance by Norwest of shares of Norwest Common Stock upon consummation of the Acquisition. This Prospectus and the attached Notice of Special Meeting are first being mailed to shareholders of OV and OVN on or about September 13, 1995.

DATE, PLACE, AND TIME

     The Special Meetings will be held at 560 S. Spring Street, Los Angeles, California, on Friday, October 13, 1995, at 10:00 a.m., local time.

RECORD DATE; VOTE REQUIRED

     The Boards of Directors of OV and OVN have fixed the close of business on September 22, 1995, as the record date for the determination of shareholders of OV and OVN entitled to receive notice of, and to vote at, the Special Meetings. On the record date there were 195,000 shares of OV Common Stock and 2,500 shares of OVN Common Stock outstanding. Each share of OV Common Stock or OVN Common Stock outstanding on the record date is entitled to one vote at the applicable Special Meeting. Approval of the Acquisition Agreement requires the affirmative vote of the holders of a majority of the outstanding shares of each of OV Common Stock and OVN Common Stock. The Acquisition cannot be consummated without both OV and OVN shareholder approval of the Acquisition Agreement.

     As of the record date for the Special Meetings, directors and executive officers of OV and OVN owned beneficially or controlled the voting of an aggregate of 100% of the shares of OV Common Stock and OVN Common Stock outstanding on that date. Orlandi's directors and executive officers have informed Orlandi that they intend to vote all of their shares of OV Common Stock and OVN Common Stock in favor of the Acquisition Agreement. Information regarding the shares of OV Common Stock and OVN Common Stock beneficially owned by each director and executive officer of OV and OVN, and by all directors and executive officers as a group, is set forth in the tables under the heading "Principal Shareholders and Security Ownership of Management" below.

     At the record date, directors and executive officers of Norwest did not own beneficially any shares of OV Common Stock or OVN Common Stock.

PRINCIPAL SHAREHOLDERS AND SECURITY OWNERSHIP OF MANAGEMENT

     Set forth below are the names, and, in the case of holders of 5% or more the addresses, and the number of shares held as of the record date for the Special Meeting by those persons who may be deemed to own beneficially, whether directly or indirectly, 5% or more of the outstanding shares of OV Common Stock and OVN Common Stock, by each director and executive officer of OV and OVN, and by all directors and executive officers of each of OV and OVN as a group. Each shareholder named below has sole voting and investment power over the shares shown in the tables unless otherwise indicated. The shares shown in the tables include all shares the named parties may be deemed to own beneficially, including shares held by spouses.


                                 ORLANDI VALUTA



                                   Number of Shares
     Name and Address              Beneficially Owned       Percent of Class
     ----------------              ------------------       ----------------

     Paolo Orlandi (1)                       195,000(3)       100.00%
      c/o Orlandi Valuta
      560 S. Spring Street
      Los Angeles, CA 90013

     Cynthia Orlandi (2)                     195,000(3)       100.00%
      c/o Orlandi Valuta
      560 S. Spring Street
      Los Angeles, CA 90013

     Directors and executive officers as a   195,000          100.00%
     group (2 persons)

__________________________

(1)  Mr. Orlandi is Chairman of the Board and a director of OV.

(2)  Ms. Orlandi is Vice President and a director of OV.

(3) Mr. Orlandi directly owns 130,000 Shares and Ms. Orlandi directly owns 65,000 shares. Mr. and Ms. Orlandi are husband and wife and each of their shares are attributable to the other.




                             ORLANDI VALUTA NACIONAL


                                  Number of Shares
     Name and Address             Beneficially Owned       Percent of Class
     ----------------             ------------------       ----------------

     Paolo Orlandi (1)                      2,500(3)          100.00%
      c/o Orlandi Valuta
      560 S. Spring Street
      Los Angeles, CA 900132,500100.00%

     Cynthia Orlandi (2)                    2,500(3)          100.00%
      c/o Orlandi Valuta
      560 S. Spring Street
      Los Angeles, CA 900132,500100.00%

     Directors and executive officers as a  2,500             100.00%
     group (2 persons)

__________________________
(1)  Mr. Orlandi is Chairman of the Board and a director of OVN.

(2)  Ms. Orlandi is Vice President and a director of OVN.

(3)  Mr. Orlandi directly owns 1,666.7 Shares and Ms. Orlandi directly owns
     833.3 shares. Mr. and Ms. Orlandi are husband and wife and each of their shares are attributable to the other.


                                 THE ACQUISITION

     This section of the Prospectus describes certain aspects of the Acquisition. The following description does not purport to be complete and is qualified in its entirety by reference to the Acquisition Agreement, which is attached as Appendix A to this Prospectus and is incorporated by reference herein. ALL SHAREHOLDERS OF OV AND OVN ARE URGED TO READ THE ACQUISITION AGREEMENT IN ITS ENTIRETY.

BACKGROUND OF AND REASONS FOR THE ACQUISITION

     Beginning in early 1993, the directors of OV and OVN, who own all the outstanding shares of OV and OVN, determined that an acquisition of Orlandi or other transaction under appropriate terms would inrease the liquidity of their investment, as well as serve the best interests of Orlandi's customers, by expanding the range of services Orlandi could offer. Orlandi received several inquiries from third parties, including Norwest, who expressed interest in acquiring a controlling ownership position in Orlandi. An exchange of information and discussions with Norwest followed. In January 1995, Norwest submitted a preliminary acquisition proposal covering all of the assets and liabilities of OV and OVN for consideration by the Boards of Directors of OV and OVN. Further negotiations between Orlandi and Norwest followed, which resulted in Norwest's submitting a letter of intent to Orlandi on February 15, 1995, which was unanimously approved by the Board of Directors and signed on behalf of Orlandi on February 15, 1995. During the next few weeks, Norwest conducted a due diligence review of Orlandi, and the parties negotiated a definitive agreement which was approved by the Board of Directors of Orlandi and executed by Norwest and Orlandi as of May 18, 1995.

     As noted above, the directors who are the sole shareholders of OV and OVN were interested in increasing the liquidity of their investment. The shareholders of OV and OVN will be able to exchange their shares of OV and OVN for the stock of Norwest, which is actively traded on the New York and Chicago Stock Exchanges.

     THE BOARDS OF DIRECTORS OF OV AND OVN FORMALLY AND UNANIMOUSLY RECOMMEND THAT SHAREHOLDERS OF ORLANDI VOTE FOR APPROVAL OF THE ACQUISITION AGREEMENT.

TERMS OF THE ACQUISITION

     At the Effective Time, OV and OVN will each transfer and deliver to Norwest all of the properties and assets then owned by OV and OVN, respectively, except certain items required by law to be retained by OV or OVN or necessary to effect the liquidation of OV and OVN, and Norwest will assume specified liabilities, contracts and other obligations of OV and OVN. At the Closing, Norwest shall deliver to OV 1,750,000 shares of Norwest's Common Stock, and shall deliver to OVN 250,000 shares of Norwest's Common Stock. OV and OVN will each distribute the shares of Norwest's Common Stock which such company receives to its respective shareholders, who will become legal owners of the Norwest Common Stock distributed. Immediately after the transfers described above, Norwest will transfer the assets and liabilities it acquired from OV to a newly formed wholly owned subsidiary of Norwest Financial Services, Inc. ("Newco 1"), and the assets and liabilities it acquired from OVN to another newly formed wholly owned subsidiary of Norwest Financial Services, Inc.("Newco 2"). Thereafter, OV and OVN will be dissolved.

     The market price for Norwest Common Stock will fluctuate between the date of this Prospectus and the Closing Date, which may be a period of several weeks. As a result, the market value of the Norwest Common Stock that shareholders of Orlandi ultimately receive in the Acquisition could be more or less than its market value on the date of this Prospectus.

     The Acquisition Agreement provides that if, between the date of the Acquisition Agreement and the Effective Time, shares of Norwest Common Stock are changed into a different number or class of shares by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, or if a stock dividend thereon is declared with a record date within the same period, the conversion ratios provided for in the Acquisition Agreement will be adjusted accordingly.

     Shares of Norwest Common Stock issued and outstanding immediately prior to the Closing Date will remain issued and outstanding.

CLOSING DATE AND TIME OF THE ACQUISITION

     The Effective Time will be 11:58 p.m., Pacific Daylight Time, on the Closing Date. Subject to the terms and conditions set forth in the Acquisition Agreement, the closing of the Acquisition will occur on a date (the "Closing Date") agreed to by the parties to the Acquisition, but no later than ten business days following the satisfaction or waiver of all conditions set forth in the Acquisition Agreement, or on such other date upon which the parties agree. Norwest and Orlandi anticipate that the Acquisition will close in the fourth quarter of 1995, although there can be no assurance as to whether or when the Acquisition will occur. See "Terms of the Acquisition," "Conditions to the Acquisition," and "Regulatory Approvals."

DELIVERY OF CERTIFICATES

     At the closing, which shall occur on the Closing Date (the "Closing"), Norwest Bank Minnesota, National Association, acting in the capacity of transfer agent for Norwest (the "Transfer Agent"), will deliver to OV and OVN each a certificate representing Norwest Common Stock.

     All Norwest Common Stock issued pursuant to the Acquisition will be deemed issued as of the Effective Time. There shall be paid to the shareholder in whose name the certificates representing shares of Norwest Common Stock issued in connection with the Acquisition are registered, any dividends the record and payment dates of which shall have been after the Closing Date. In no event shall the persons entitled to receive such dividends be entitled to receive interest on amounts payable as dividends.

CONDITIONS TO THE ACQUISITION

     The Acquisition will occur only if the Acquisition Agreement is approved by the requisite vote of shareholders of OV and OVN. Consummation of the Acquisition is subject to the satisfaction of certain conditions, most of which are customary in transactions such as the Acquisition. Such conditions may be waived by the parties to the extent that waiver is permitted by applicable law. Conditions to the obligations of both parties to consummate the Acquisition include, but are not limited to (i) approval of the Acquisition Agreement by the requisite vote of shareholders of OV and OVN, (ii) the receipt of all necessary regulatory approvals, including the approval of the Acquisition by the Federal Reserve Board, certain states and the Mexican government, and the expiration of all applicable waiting and appeal periods, (iii) the absence of any order of a court or agency of competent jurisdiction restraining, enjoining, or otherwise prohibiting consummation of the transactions contemplated by the Acquisition Agreement, (iv) the receipt by Orlandi of an opinion of counsel to the effect that for federal income tax purposes the Acquisition will be a tax-free reorganization, (v) receipt of authorization for listing on the New York Stock Exchange and Chicago Stock Exchange of the Norwest Common Stock to be issued in connection with the Acquisition, and (vi) effectiveness of the registration statement pertaining to such shares filed with the Securities and Exchange Commission.

     Norwest's obligation to consummate the Acquisition is also subject, among other things, to (i) the total number of shares of OV Common Stock and OVN Common Stock (including phantom shares and other share equivalents) outstanding and subject to issuance upon exercise of all warrants options, conversion rights, phantom shares, or other share equivalents not having exceeded 195,000 and 2,500, respectively; (ii) the receipt of a certificate from specified officers of OV and OVN concerning the accuracy and completeness of Orlandi's financial information presented in this Prospectus and the absence of any material changes in such information since the date of Orlandi's most recent interim financial statements; (iii) the absence of any reasonable basis for any proceeding, claim, or action seeking to impose, or that could reasonably be expected to result in the imposition, on Orlandi of any liability arising from the release of hazardous substances under any local, state, or federal environmental statute, regulation, or ordinance which has had or could reasonably be expected to have a material adverse effect upon Orlandi; (iv) the requirement that Orlandi shall not have sustained any material loss or interference with its business from any civil disturbance or any fire, explosion, flood, or other calamity, whether or not covered by insurance;
(v) the absence of any change or any circumstance which has had or might reasonably be expected to have a material adverse effect on the financial condition, results of operations, business, or prospects of Orlandi; (vi) the execution by each of Paolo Orlandi, Cynthia Orlandi and Hector Gonzalez of a separate employment agreement with Norwest; and (vii) the execution by each of Paolo Orlandi and Cynthia Orlandi of an indemnification agreement with Norwest; and the achievement by Orlandi of substantially the same level of wires and profits in each month beginning with May 1995 as were achieved in the month of April 1995.

REGULATORY APPROVALS

     On August 28, 1995, the Acquisition was approved by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") under
Section 4 of the BHC Act. The Acquisition is conditioned upon the receipt of all licenses or permits required under applicable federal or state law (and Mexican law) that are necessary for the subsidiaries established by Norwest to operate the business of OV and OVN and OV's subsidiary in the same manner as such business was operated by OV, OVN and OV's subsidiary on May 18, 1995. Norwest has filed applications for the necessary licenses and permits with state governmental authorities. There can be no assurance that the state governmental authorities will grant the necessary licenses or permits. There can also be no assurance that any such license or permit will not contain a condition or requirement that causes it to fail to satisfy the conditions to the consummation of the Acquisition.


     The approval of any application merely implies satisfaction of regulatory criteria for approval, which do not include review of the transaction from the standpoint of the adequacy of the consideration to be received by, or fairness to, shareholders. Regulatory approvals do not constitute an endorsement or recommendation of the proposed transactions.

     Norwest and Orlandi are not aware of any additional governmental approvals or compliance with banking laws and regulations that would be required for consummation of the Acquisition other than those described above. Should any other approval or action be required, it is currently contemplated that such approval or action would be sought. There can be no assurance that any such approval or action, if needed, could be obtained and, if such approvals or actions are obtained, there can be no assurance regarding the timing thereof. THE ACQUISITION CANNOT PROCEED IN THE ABSENCE OF ALL REQUISITE REGULATORY APPROVALS.
SEE "THE ACQUISITION -- CONDITIONS TO THE ACQUISITION" AND "THE ACQUISITION -- REGULATORY APPROVALS."

BUSINESS PENDING THE ACQUISITION

     By entering into the Acquisition Agreement, Orlandi has agreed to maintain its corporate existence in good standing and to conduct its business in the ordinary and usual manner. In the Acquisition Agreement Orlandi has also agreed, among other things, that it will not, without the prior written consent of Norwest: (i) enter into any material agreement, contract, or commitment in excess of $25,000 or for a term of greater than one year; (ii) make any investments except investments made in the ordinary course of business;
(iii) declare, set aside, make, or pay any dividend or other distribution with respect to its capital stock, except as consistent with past practices and provided that such dividend or distribution does not disqualify the Acquisition as a "pooling of interests" for accounting purposes; (iv) increase the compensation or benefits of any employees, officers, directors or executive employees, except pursuant to existing compensation plans and practices and bonus plans consistent with historical practices; (v) sell or otherwise dispose of any shares of the capital stock of any subsidiary; or (vi) sell or otherwise dispose of any of its assets or properties other than in the ordinary course of business.

CERTAIN COVENANTS

     The Acquisition Agreement includes a number of covenants of Orlandi which are customary in transactions such as the Acquisition. The Acquisition Agreement provides, among other things, that, prior to the Closing Date, Orlandi will (i) make such adjustments as Norwest may request to conform Orlandi's accounting practices to those of Norwest and Norwest's plans with respect to the conduct of Orlandi's business following the Acquisition and to provide for costs and expenses related to the consummation of the transactions contemplated by the Acquisition Agreement; (ii) refrain from engaging in any business from and after the Closing Date, promptly liquidate and dissolve as corporations, distribute the shares of Norwest Common Stock received to its shareholders and complete cancellation and redemption of shares of OV Common Stock and OVN Common Stock; and (iii) not take any action with respect to Orlandi which would disqualify the Acquisition as a "pooling of interests" for accounting purposes.

     The Acquisition Agreement also includes a number of covenants of Norwest which are customary in transactions such as the Acquisition. The Acquisition Agreement provides, among other things, that, prior to the Closing Date, Norwest will (i) file a Registration Statement on Form S-4 with the Securities and Exchange Commission, and use its best efforts to cause the Registration Statement to become effective, (ii) file all documents required for the shares of Norwest Common Stock to be issued to Orlandi in connection with the Acquisition to be listed on the New York Stock Exchange and the Chicago Stock Exchange, (iii) use its best efforts to obtain all required Blue Sky approvals, or (iv) not take any action which would disqualify the Acquisition from being treated as a "pooling of interests" for accounting purposes or from being treated as a tax free organization for income tax purposes.

     Neither Orlandi nor any director, officer, representative, or agent of Orlandi, will solicit, authorize the solicitation of, or enter into any discussions with any party other than Norwest concerning any offer or possible offer (i) to purchase any shares of common stock, any option or warrant to purchase any shares of common stock, any securities convertible into any shares of common stock, or any other equity security of Orlandi; (ii) to make a tender or exchange offer for any shares of such common stock or other equity security; (iii) to purchase, lease, or otherwise acquire the assets of Orlandi except in the ordinary course of business; or (iv) to merge, consolidate, or otherwise combine with Orlandi.

WAIVER, AMENDMENT, AND TERMINATION

     Either Norwest or Orlandi may, in writing, give any consent, terminate the Acquisition Agreement in accordance with its terms, or waive any inaccuracies in the representations and warranties of the other party or compliance by the other party with any of the covenants and conditions in the Acquisition Agreement.

     At any time before the Closing Date the parties may amend the Acquisition Agreement by action of their respective Boards of Directors or pursuant to authority delegated by their respective Boards of Directors; provided, however, that no such amendment occurring after approval of the Acquisition by the shareholders of Orlandi may adversely affect the consideration to be received by the shareholders of Orlandi.

     The Acquisition Agreement may be terminated at any time prior to the Closing Date (i) by mutual written consent of the parties; (ii) by either party by written notice to the other if the Acquisition shall not have been consummated by December 31, 1995, unless such failure of consummation is due to the failure of the party seeking termination to perform or observe in all material respects the covenants and agreements to be performed or observed by it under the Acquisition Agreement; or (iii) by either party by written notice to the other if any court or governmental authority of competent jurisdiction shall have issued a final order restraining, enjoining, or otherwise prohibiting the consummation of the transactions contemplated by the Acquisition Agreement.

MANAGEMENT AND OPERATIONS AFTER THE ACQUISITION

     After the Acquisition, the Orlandi business will be continued through Newco 1 and Newco 2 and will continue to operate at its present locations, offering the same services currently offered by Orlandi.

INTERESTS OF CERTAIN PERSONS IN THE ACQUISITION

     In considering the recommendation of Orlandi's Board of Directors with respect to the Acquisition, shareholders of Orlandi should be aware that certain officers and one director of Orlandi have certain direct or indirect interests separate from their interests as holders of Orlandi Common Stock, as set forth below.

     After the Effective Time, two of Orlandi's officers will continue to be officers of Newco 1 and Newco 2. One of the officers is also a director and will continue to be a director of Newco 1 and Newco 2. These parties will hold such positions until their successors are elected.

CERTAIN DIFFERENCES IN RIGHTS OF SHAREHOLDERS

     OV is incorporated as a corporation in the State of California, OVN is incorporated as a corporation in the State of Nevada, and Norwest is incorporated as a corporation in the State of Delaware. Shareholders of OV and OVN, whose rights are governed by OV's Articles of Incorporation and By-Laws and OVN's Articles of Incorporation and By-Laws, respectively, will, upon consummation of the Acquisition, become stockholders of Norwest. Their rights as Norwest stockholders will then be governed by Norwest's Restated Certificate of Incorporation and By-Laws, each as amended, and by the

Delaware General Corporation Law. The following is a summary of certain significant differences between the rights of shareholders of OV and OVN and the rights of stockholders of Norwest.

     CAPITAL STOCK


     ORLANDI. OV's Articles of Incorporation authorize the issuance of 100,000,000 shares of common stock, no par value, and OVN's Articles of Incorporation authorize the issuance of 2,500 shares of common stock, no par value. All shares of OV Common Stock and OVN Common Stock currently outstanding have equal rights and preferences with respect to voting, dividends and distributions upon liquidation.


     NORWEST. The Norwest Restated Certificate of Incorporation (the "Norwest Certificate") authorizes the issuance of 500,000,000 shares of common stock, par value $1 2/3 per share, 5,000,000 shares of preferred stock, without par value and 4,000,000 shares of preference stock. At June 30, 1995, 338,450,558 shares of Norwest Common Stock were issued, of which 325,026,015 were outstanding, and 13,424,543 were held as treasury shares, and 3,304,666 shares of preferred stock were outstanding, consisting of 1,127,125 shares of 10.24% Cumulative Preferred Stock, 980,000 shares of Cumulative Tracking Preferred Stock (of which 25,000 shares are held by a subsidiary of Norwest), 1,140,875 shares of Cumulative Convertible Preferred Stock, Series B (the "Norwest Series B Preferred"), 13,647 shares of ESOP Cumulative Convertible Preferred Stock and 43,019 shares of 1995 ESOP Cumulative Convertible Preferred Stock. On July 28, 1995, Norwest gave notice to the holders of the Norwest Series B Preferred that the Norwest
Series B Preferred would be redeemed by Norwest on September 1, 1995.
Pursuant to the terms of the Norwest Series B Preferred, the holders of substantially all of the Norwest Series B Preferred converted such Preferred Stock into Norwest Common Stock on or prior to September 1, 1995. The shares of Norwest Series B Preferred that remained outstanding on September 1, 1995, were redeemed by Norwest. In addition, 1,250,000 shares of preferred stock are reserved for issuance under the Rights Agreement dated as of November 22, 1988, between Citibank, N.A. as Rights Agent, and Norwest (the "Rights Agreement"). Norwest has also authorized for issuance from time to time and registered with the Commission an additional 1,700,000 shares of preferred stock. Norwest has also authorized for issuance from time to time and registered or filed for registration with the SEC, pursuant to two universal shelf registration statements, an indeterminate number of securities (the
"Shelf Securities") with an aggregate initial offering price, as of the date of this Prospectus, not to exceed $3,025,000,000. The Shelf Securities may be issued as preferred stock or as securities convertible into shares of preferred stock or common stock. Based on the current number of shares of preferred stock and preference stock authorized for issuance under the Norwest Certificate, the maximum number of shares of preferred stock, preference stock and common stock, respectively, that could be issued pursuant to the effective shelf registration statements, when added to shares of preferred stock and common stock already reserved for issuance, issued, or outstanding, could not exceed respectively, 5,000,000 shares of preferred stock 4,000,000 shares of preference stock and 500,000,000 shares of common stock. All or any portion of the authorized but unissued preferred stock, preference stock or Shelf Securities issuable as preferred stock or convertible into preferred stock or common stock, may be issued by the Board of Directors of Norwest (the "Norwest Board") without further action by stockholders. Holders of preferred stock or preference stock have certain rights and preferences with respect to dividends and upon liquidation that are superior to those of holders of common stock. The relative rights and preferences of any preferred stock or preference stock issued in the future may be established by the Norwest Board without shareholder action, provided that each share of preference stock will not be entitled to more than one vote per share. Although Norwest has no current plans for the issuance of any shares of preferred stock or preference stock, except as disclosed in this Prospectus, such shares, when and if issued, could have dividend, liquidation, voting and other rights superior to those of the common stock.


     Subject to any prior rights of any preferred stock or preference stock then outstanding, holders of common stock are entitled to receive such dividends as are declared by the Norwest Board out of funds legally available for that purpose. For information concerning legal limitations on the ability of Norwest's banking subsidiaries to supply funds to Norwest, see "CERTAIN REGULATORY CONSIDERATIONS." Subject to the rights, if any, of any preferred stock or preference stock then outstanding, all voting rights are vested in the holders of common stock, each share being entitled to one vote. Subject to any prior rights of any preferred stock or preference stock, in the event of liquidation, dissolution or winding up of Norwest, holders of shares of common stock are entitled to receive pro rata any assets distributable to shareholders in respect of shares held by them. Holders of shares of common stock do not have any preemptive right to subscribe for any additional securities which may be issued by Norwest. The outstanding shares of common stock are, and the shares offered hereby will be, fully paid and nonassessable. The transfer agent and registrar for the Norwest Common Stock is Norwest Bank Minnesota, N.A. Each share of common stock also includes, and each share offered hereby will include, a right to purchase certain preferred stock, as described below.

     The foregoing description of the material terms of the Norwest Common Stock does not purport to be complete and is qualified in its entirety by reference to Article Fourth of the Norwest Certificate, as amended.

     On November 22, 1988, the Norwest Board declared a dividend of one preferred share purchase right (collectively, the "Rights") for each outstanding share of Norwest Common Stock. The dividend was paid on December 9, 1988, to stockholders of record on that date. Holders of shares of Norwest Common Stock issued subsequent to that date, including those to be issued in connection with the Acquisition, will receive the Rights with their shares.

     The Rights trade automatically with shares of Norwest Common Stock and become exercisable only under certain circumstances. The Rights are designed to protect the interests of Norwest and its stockholders against coercive takeover tactics. The purpose of the Rights is to encourage potential acquirors to negotiate with the Norwest Board prior to attempting a takeover and to give the Board leverage in negotiating on behalf of all stockholders the terms of any proposed takeover. The Rights may, but are not intended to, deter takeover proposals.

     Upon becoming exercisable, each Right will entitle the registered holder to purchase from Norwest one four-hundredth of a share of Norwest Series A Junior Participating Preferred Stock (collectively, the "Junior Preferred Shares"). Until a Right is exercised, the holder of a Right, as such, will have no rights with respect to the Junior Preferred Shares including, without limitation, the right to vote or receive dividends. The stated purchase price for each one one-hundredth of a Junior Preferred Share is $175.00. The purchase price is subject to adjustment upon the occurrence of certain events, including stock dividends on the Junior Preferred Shares or issuance of warrants for, or securities convertible on certain terms into, Junior Preferred Shares. The number of Rights outstanding and the number of Junior Preferred Shares issuable upon exercise of the Rights are subject to adjustment in the event of a stock split of, or a stock dividend on, Norwest Common Stock.

     The Rights will become exercisable only if a person or group acquires or announces an offer to acquire 25% or more of the outstanding shares of Norwest Common Stock. This triggering percentage may be reduced to no less than 15% by the Norwest Board prior to the time the Rights become exercisable. The Rights have certain additional features that will be triggered upon the occurrence of specified events:

     (1) If a person or group acquires at least the triggering percentage of Norwest Common Stock, the Rights permit holders of the Rights, other than such person or group, to acquire Norwest Common Stock at 50% of market value. However, this feature will not apply if a person or group which owns less than the triggering percentage acquires at least 85% of the outstanding shares of Norwest Common Stock pursuant to a cash tender offer for 100% of the outstanding Norwest Common Stock.

     (2) After a person or group acquires at least the triggering percentage and before the acquiror owns 50% of the outstanding shares of Norwest Common Stock, the Norwest Board may exchange each Right, other than Rights owned by such acquiror, for one share of Norwest Common Stock or one four-hundredth of a Junior Preferred Share.

     (3) In the event of certain business combinations involving Norwest or the sale of 50% or more of the assets or earning power of Norwest, the Rights permit holders of the Rights to purchase the stock of the acquiror at 50% of such shares' market value.

     The Junior Preferred Shares will not be redeemable. Each Junior Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 400 times the dividend declared per share of Norwest Common Stock. In the event of liquidation, the holders of the Junior Preferred Shares will be entitled to a minimum preferential liquidation payment of $400.00 per share but will be entitled to an aggregate payment of 400 times the payment made per share of Norwest Common Stock. Each Junior Preferred Share will have 400 votes, voting together with the Norwest Common Stock. Finally, in the event of any merger, consolidation or other transaction in which Norwest Common Stock is exchanged, each Junior Preferred Share will be entitled to receive 400 times the amount received per share of Norwest Common Stock. These rights are protected by customary antidilution provisions.

     At any time prior to the acquisition by a person or group of the triggering percentage or more of the outstanding shares of Norwest Common Stock, the Norwest Board may redeem the Rights in whole, but not in part, at a price of $.0025 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis, and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only remaining right of the holders of Rights will be to receive the Redemption Price.

     The Rights will expire on November 23, 1998, unless extended or earlier redeemed by Norwest. Generally, the terms of the Rights may be amended by the Norwest Board without the consent of the holders of the Rights.

     SHAREHOLDER VOTE REQUIREMENTS

          CERTAIN BUSINESS COMBINATIONS

               ORLANDI. Under California law, the affirmative vote of a majority of the outstanding shares of OV entitled to vote is required to approve a merger, or to approve the sale, lease, exchange, transfer or other disposition of all or substantially all the corporation's assets, and the vote of shareholders holding shares representing 50% or more of the voting power of the corporation is required for a corporation to wind up and dissolve.

          Under Nevada law, a merger must be approved by the affirmative vote of a majority of the outstanding shares of OVN entitled to vote on such an action. Additionally, certain business combinations, including mergers, of a "resident domestic corporation" with an "interested stockholder" are prohibited for a period of three years. Thereafter, combinations are prohibited unless certain conditions are met, e.g., the vote of a majority of the outstanding shares not owned by an interested stockholder.

               NORWEST. Under Delaware law the vote of a simple majority of the outstanding shares of Norwest Common Stock entitled to vote thereon is required to approve a merger or consolidation, or the sale, lease or exchange of substantially all of Norwest's corporate assets.
With respect to a merger, no vote of the stockholders of Norwest is required if Norwest is the surviving corporation and (1) the related agreement of merger does not amend the Norwest Certificate, (2) each share of stock of Norwest outstanding immediately before the merger is an identical outstanding or treasury share of Norwest after the merger, and (3) the number of shares of Norwest stock to be issued in the merger (or to be issuable upon conversion of any convertible instruments to be issued in the merger) does not exceed 20% of the shares of Norwest Common Stock outstanding immediately before the merger.

     In addition to being subject to the laws of Delaware, Norwest, as a bank holding company, is subject to various provisions of federal law with respect to mergers, consolidations and certain other corporate transactions.

          REMOVAL OF DIRECTORS

               ORLANDI. As permitted under California law, OV's Bylaws provide that a director, or the entire Board of Directors, may be removed with or without cause by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote on such removal; PROVIDED, HOWEVER, that unless the entire Board of Directors is removed, no individual director may be removed when the votes cast against such director's removal or the shareholders not consenting in writing to such removal would be sufficient to elect such director.

     Under Nevada law, any director of OVN may be removed by the vote of stockholders representing two-thirds of the outstanding voting power.

               NORWEST. Under Delaware law, any director, or the entire Norwest Board, may be removed with or without cause by the affirmative vote of a majority of the outstanding shares entitled to vote on such removal.

          VACANCIES ON THE BOARD OF DIRECTORS

               ORLANDI. As permitted under California law, OV's Bylaws provide that a vacancy or vacancies on the Board of Directors, other than a vacancy created by the removal of a director, may be filled by a majority of the remaining directors, though less than a quorum, or by a sole remaining director. A vacancy created by the removal of a director may be filled only by the affirmative vote of a majority of the shares represented and voting at a duly held meeting at which a quorum is present (which shares voting affirmatively also constitute at least a majority of the required quorum) or by the written consent of shareholders. The shareholders may elect a director at any time to fill any vacancy not filled by the directors. Any such election by written consent, other than to fill a vacancy created by removal, requires the consent of a majority of the outstanding shares entitled to vote. Any such election by written consent to fill a vacancy created by removal requires the consent of all of the outstanding shares entitled to vote. If, after the filling of any vacancy by the directors, the directors then in office who have been elected by the shareholders constitute less than a majority of the directors then in office, any holder or holders of an aggregate of five percent (5%) or more of the shares outstanding at that time and having the right to vote for such directors may call a special meeting of shareholders to be held to elect the entire Board of Directors. The term of office of any director shall terminate upon such election of a successor.

          Under Nevada law, a vacancy or vacancies on OVN's Board of Directors may be filled by a majority of the remaining directors, even if they constitute less than a quorum. Stockholders have no statutory right to compel an election even if, after filling vacancies by directors, the directors elected by stockholders are less than a majority of the Board of Directors.

               NORWEST. Under Delaware law, if at the time of the filling of any vacancies or newly created directorships, the directors then in office constitute less than a majority of the entire Norwest Board, holders of at least 10% of the voting stock may seek a court-ordered stockholders meeting in order to elect directors to fill the vacancies or to replace the directors chosen by the Norwest Board.

          AMENDMENTS TO THE CERTIFICATE OR ARTICLES OF INCORPORATION

               ORLANDI. Under California law, a majority of the outstanding shares entitled to vote thereon is required to amend the articles of incorporation of OV, and a proposed amendment must also be approved by the vote of a majority of outstanding shares of a class, whether or not such class is entitled to vote thereon, under certain circumstances.

          Under Nevada law, a majority of the outstanding shares entitled to vote thereon is required to amend the articles of incorporation of OVN, and if the amendment alters or changes any right of any class of outstanding shares, the amendment must be approved by the affirmative vote of the majority of holders of each class affected by the amendment, regardless of whether or not the class is entitled to vote thereon.

               NORWEST. Under Delaware law, holders of the outstanding shares of stock of Norwest are entitled to vote on a proposed amendment whether or not the class is entitled to vote thereon by the certificate of incorporation, if the amendment would increase or decrease the aggregate number of shares, par value, or otherwise adversely affect the rights of shares of such class.

          AMENDMENTS TO BYLAWS

               ORLANDI. As permitted under California law, pursuant to OV's Bylaws, the Bylaws may be repealed or amended, and additional Bylaws may be adopted, by either a vote of a majority of the full Board of Directors or by a vote of the holders of a majority of the outstanding shares entitled to vote; PROVIDED, HOWEVER, after issuance of shares, a bylaw specifying or changing a fixed number of directors or the maximum or minimum number of directors or changing from a fixed to a variable board or vice versa may only be adopted by approval of the outstanding shares.

          As permitted by Nevada law, pursuant to the Bylaws of OVN, the Bylaws of the corporation may be adopted, amended or repealed by a majority vote of either the Board of Directors or the shareholders entitled to vote thereon.




               NORWEST. Under Delaware law, Norwest's Bylaws may be repealed or amended, and additional Bylaws adopted, by either a vote of the majority of the full Norhwest Board or the vote of the holders of a majority of the outstanding shares entitled to vote. Bylaws may be amended by implication when the course of conduct relied on to effect the change has continued for a period of time to justify the inference that stockholders had knowledge of the change and consented to it.

          CUMULATIVE VOTING

          Cumulative voting permits the holder of each share of stock entitled to vote in the election of directors to cast that number of votes which equal the number of directors to be elected. The holder may allocate all votes represented by a share to a single candidate or may allocate those votes among as many candidates as he or she chooses. Thus, a shareholder with a significant minority percentage of the outstanding shares may be able to elect one or more director if voting is cumulative. In contrast, the holder or holders of a majority of the shares entitled to vote in an election of directors will be able to elect all the directors of Norwest.

               ORLANDI. Under California law and OV's Bylaws, cumulative voting in the election of directors is permitted under certain circumstances. Under California law, in order to cumulate votes a shareholder must give notice at the meeting, prior to the voting, of the shareholder's intention to vote cumulatively. If any one shareholder gives such a notice, all shareholders may cumulate their votes.

          Under Nevada law, cumulative voting applies only when so provided in the articles of incorporation of a corporation. OVN's Articles of Incorporation do not provide for cumulative voting.

               NORWEST. Under Delaware law, cumulative voting of stock applies only when so provided in the certificate of incorporation of a corporation. The Norwest Certificate, as amended, does not provide for cumulative voting.

     DISSENTERS' RIGHTS

          ORLANDI. Under California law, dissenters' rights are available to OV's stockholders of record entitled to vote on a merger or exchange reorganization. However, such rights are not available for any class of securities listed on a national securities exchange certified by the California Commissioner of Corporations or OTC margin stocks unless (i) more than 5% of the class dissents; or (ii) shares are subject to a restriction on transfer (legal or otherwise). The purchase price for dissenting shares is the fair market value as of the day before the first announcement of the terms of the reorganization, plus interest at the legal rate thereon. Dissenting shares continue to have all rights and privileges of other shares until the fair market value is agreed upon or determined by the court, except for any cash dividends that are credited against price.

          Under Nevada law, dissenters' rights are available to OVN shareholders with respect to the following actions: (i) mergers, if the stockholder is entitled to vote thereon; (ii) short form mergers; (iii) share exchanges, if OVN is a party whose shares are being acquired and the stockholders have a right to vote on the plan; and (iv) any corporate action taken pursuant to a vote of stockholders to the extent that the articles, bylaws or board resolutions so provide. However, the foregoing does not apply with respect to a plan of merger or share exchange if the shares were listed on a national securities exchange or the NASDAQ National Market or held by at least 2,000 shareholders of record, unless the articles of incorporation provide otherwise or if the holders of the class are required to accept cash or shares of a corporation that does not meet either of the criteria for the exception. Where payment is required, the corporation must pay each dissenter the estimated fair value, plus interest. Dissenting stockholders retain all other rights of a stockholder until those rights are cancelled or modified by corporate action.

          See the more detailed discussion below under "Rights of Dissenting Orlandi Shareholders."

          NORWEST. Under Delaware law a stockholder is generally entitled to receive payment of the appraised value of such stockholder's shares if the stockholder dissents from a merger or consolidation. However, appraisal rights are not available to holders of (a) shares listed on a national securities exchange or held of record by more than 2,000 persons or (b) shares of the corporation surviving a merger, if the merger did not require the approval of the stockholders of such corporation, unless in either case, the holders of such stock are required by the terms of the consolidation to accept anything other than (i) shares of stock of the surviving corporation, (ii) shares of stock of another corporation which are also listed on a national securities exchange or held by more than 2,000 holders or (iii) cash in lieu of fractional shares of such stock. Appraisal rights are not available for a sale of assets or an amendment to the Certificate of Incorporation. Because shares of Norwest Common Stock are listed on both the New York Stock Exchange and the Chicago Stock Exchange, and Norwest has more than 2,000 stockholders of record, its stockholders are not, subject to the aforementioned exceptions, entitled to any rights of appraisal in connection with mergers or consolidations involving Norwest.

     SPECIAL MEETINGS

          ORLANDI. As permitted by California law, OV's Bylaws provide that a special meeting of the shareholders, for any purpose or purposes, may be called by the Board of Directors, the Chairman of the Board of Directors, the President, a Vice President, the Secretary or the holders of shares entitled to cast not less than ten percent (10%) of the votes at the meeting.

          Under Nevada law and pursuant to OVN's Bylaws, special meetings of stockholders may be called by the Board of Directors, the Chairman or the President, and shall be called by the Board of Directors upon the written request of the holders of the majority of the shares entitled to vote at the meeting.

          NORWEST. Under Delaware law and the By-Laws of Norwest, a special meeting of stockholders may be called only by the Chairman of the Board, a Vice Chairman, the President or a majority of the Board of Directors.

     ANTITAKEOVER STATUTES

          ORLANDI. Under California law, a corporation owning more than 50% of the voting power of OV (a "parent corporation") but less than 90% of such voting power may not accomplish a merger of OV with such parent corporation or a subsidiary of such parent corporation unless: (a) the shareholders of OV receive in the merger nonredeemable common shares of the surviving corporation of the merger or the parent corporation; (b) all the shareholders of OV consent to the merger; or (c) the California Commissioner of Corporations determines, following a hearing at which all interested shareholders may attend and offer testimony, that the terms of such merger are fair.

          California law further provides that if a tender offer, or a written proposal for approval of a reorganization or for a sale of all or substantially all of the assets is made to OV's shareholders by an interested party, an affirmative opinion in writing as to the fairness of the consideration to the shareholders of OV shall be delivered in certain circumstances to the Board of Directors and in other circumstances, to the shareholders of OV. In addition, if a tender of shares or a vote or written consent is being sought pursuant to an interested party proposal and a later tender offer or written proposal for a reorganization or sale of assets that would require a vote or written consent of shareholders is made to OV or its shareholders by any other person at least ten days prior to the date for acceptance of the tendered shares or the vote or notice of shareholder approval on the interested party proposal, then the shareholders shall be informed of the later proposal, and the shareholders shall be afforded a reasonable opportunity to withdraw any vote, consent, or proxy previously given. For purposes of the foregoing, the term "interested party" means a person who is a party to the transaction and (a) directly or indirectly controls OV; (b) is, or is directly or indirectly controlled by, an officer or director of OV; or (c) is an entity in which a material financial interest is held by any director or executive officer of OV.

          Under Nevada law, since OVN's articles of incorporation or Bylaws do not otherwise state, a special meeting of shareholders may be called in the event that a person acquires or offers to acquire a controlling interest in OVN. At such meeting, OVN's shareholders would vote whether or not to grant voting rights to the shares acquired or offered to be acquired. If the shares are accorded full voting rights, any other shareholder may demand full payment for the fair value of its shares.

          The foregoing discussion is provided by way of information only since all of the shareholders of OV and OVN have agreed, pursuant to the Acquisition Agreement, to vote in favor of the Acquisition.

          NORWEST. The Delaware antitakeover statute governs "business combinations" between a publicly held Delaware corporation having certain numbers of stockholders or listed on certain exchanges and an "interested stockholder." This statute is designed primarily to regulate the second step of a two-tiered takeover attempt. Delaware law broadly defines a "business combination" as including a merger, sale of assets, issuance of voting stock and various other types of transactions with an interested stockholder and other related parties. An "interested stockholder" is defined as any person who beneficially owns, directly or indirectly, 15% or more of the outstanding voting stock of a corporation. Delaware law prohibits a corporation from engaging in a business combination with an interested stockholder for a period of three years following the date on which the stockholder became an interested stockholder unless (a) the board of directors approved the business combination before the stockholder became an interested stockholder, (b) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, such stockholder owned at least 85% of the voting stock outstanding when the transaction began, excluding in computing such percentage shares held by certain types of stockholders or (c) the board of directors approved the business combination after the stockholder became an interested stockholder and the business combination was approved by at least two-thirds of the outstanding voting stock not owned by such stockholder.

     DERIVATIVE ACTIONS

          ORLANDI. Under California law, a shareholder may bring an action on behalf of OV if the plaintiff alleges in the complaint that plaintiff was a shareholder, of record or beneficially, at the time of the transaction or any part thereof of which the plaintiff complains (although a plaintiff who does not meet this requirement may make a claim under certain circumstances), the plaintiff alleges the plaintiff's efforts to secure from the Board of Directors such action as the plaintiff desires and that the plaintiff has either informed the corporation of the cause of action or delivered to the corporation a true copy of the complaint.

          Under Nevada law, a stockholder may bring an action on behalf of OVN if the plaintiff alleges in the complaint that the plaintiff was a stockholder at the time of the transaction or that the shares devolved on the plaintiff by operation of law. The plaintiff must also describe the plaintiff's efforts to secure from the Board of Directors such action as the plaintiff desires and the reason for the failure of such efforts or for not making the effort. The derivative action may not be maintained if it becomes apparent the plaintiff does not adequately and fairly represent the interests of the stockholders in the corporation.

          NORWEST. Under Delaware law, a stockholder may bring an action on behalf of the corporation if the plaintiff alleges in the complaint that the plaintiff was a stockholder at the time of the transaction or that his shares devolved on him by operation of law.

     DIVIDENDS AND DISTRIBUTIONS

          ORLANDI. Under California Law, OV may make a distribution to its shareholders, by way of a cash dividend or otherwise, only if (i) its retained earnings are at least equal to the amount of the proposed distribution, or
(ii) if the sum of the assets of the corporation (exclusive of goodwill, capitalized research and development expenses and deferred charges) equals at least 1 1/4 times its liabilities (not including deferred taxes, deferred income and other deferred credits) and the corporation has current assets at least equal to current liabilities (or, if the average of earnings of the corporation before taxes on income and before interest expense for the two preceding fiscal years was less than the average of the interest expense of the corporation for such fiscal years, current assets must equal at least 1 1/4 times current liabilities).

          Under Nevada law, OVN may make a distribution to its stockholders, by way of a cash dividend or otherwise, unless after the distribution either of the following two tests are met: (i) the corporation would not be able to pay its debts as they become due in the usual course of business; or (ii) the sum of the corporation's assets would be less than the sum of its total liabilities plus the amount needed to pay preferred stockholders if the corporation were to be dissolved at the time of distribution.

          NORWEST. Under Delaware law, dividends may be paid out of Norwest's surplus or, if there is no surplus, out of Norwest's net profits for the current fiscal year and/or the preceding fiscal year. Distributions are prohibited when Norwest's capital is impaired or the purchase or redemption of shares for cash or other property would cause any such impairment to Norwest's capital. The purchase or redemption from capital of any preferred shares (whether dividend or liquidation) is permitted if the shares are retired upon acquisition and the capital is reduced.

     INDEMNIFICATION AND LIMITATION ON DIRECTOR LIABILITY

          ORLANDI. Under California law OV may indemnify any person made, or threatened to be made, a party to an action or proceeding, whether civil or criminal, by reason of the fact that such person, such person's testate or intestate, was a director, officer, employee or agent of such corporation, against judgment, fines, amounts paid in settlement and reasonable expenses, including attorney's fees, if such person acted in good faith, for a purpose which such person reasonably believed to be in or not opposed to the best interests of the corporation. A corporation may maintain additional contractual arrangements with respect to indemnification of their directors, officers, employees or other agents of the corporation. The Articles of Incorporation of OV provide that liability of the directors of OV for monetary damages shall be eliminated to the fullest extent permissible under California Law.

          Under Nevada law, OVN may indemnify any current or former directors, officers, employees and agents and when the person (1) acted in good faith and
(2) in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation. In the case of a criminal proceeding, the indemnitee must also have had no reasonable cause to believe that the indemnitee's conduct was unlawful.

          NORWEST. Under Delaware law, Norwest may indemnify any current or former director, officer, employee or agent of the corporation, against judgment, fines, amounts paid in settlement and reasonable expenses, including attorney's fees, if such person acted in good faith, for a purpose which such person reasonably believed to be in or not opposed to the best interests of the corporation.

     INSPECTION RIGHTS

          ORLANDI. Under California law, in addition to the right to inspect the corporation's books, records, minutes and shareholders' list for a purpose reasonably related to a shareholder's interests as a shareholder, shareholders of OV have an absolute right to inspect and copy the shareholders' list if they hold 5% or more of the corporation's total voting power, or hold 1% or more of the corporation's total voting power and have filed a Schedule 14B with the Commission relating to the election of directors.

          Under Nevada law, a stockholder who has owned shares in OVN for at least six months or who holds or is authorized in writing by the holders of, at least 5% of the outstanding shares of the corporation, has the right to inspect the stockholder's list if the stockholder supplies an affidavit that states the inspection is not (1) desired for a purpose that is in the business or object other than the business of the corporation; and (2) the stockholder has not at any time sold or offered for sale any list of stockholders of any corporation or aided and abetted any other person for such purpose.

          NORWEST. Under Delaware law, a stockholder of Norwest has the right to inspect, copy and make extracts of the stockholder lists, including addresses and other stockholder data, for a purpose reasonably related to the person's interest as a stockholder. For ten days prior to and during a stockholders meeting the stockholder list must be open to inspection by stockholders for any purpose germane to the meeting and kept in the city where the meeting is to be held.

     DIRECTORS

          STANDARD OF CARE

               ORLANDI. Under California law, directors of OV are required to act both in good faith and with due care, performing their duties with such care, including reasonable inquiry, as an ordinarily prudent person in a like position would use under similar circumstances. Absent conflicts of interest (which, to the extent disclosed, can be ratified by a majority of disinterested board members or stockholders) the business judgment rule protects acts of ordinary negligence committed by directors.

          Nevada law requires that directors of OVN exercise their powers in good faith and with a view to the interests of the corporation.

               NORWEST. Under Delaware law, a duty of care requires directors of Norwest to inform themselves about all material information reasonably available to them before making a business decision. The business judgment rule protects good faith business decisions where the duty of care element is met and reasonable diligence is met.

          LIABILITY

               ORLANDI. Under California law, OV directors who approve any distribution of assets to stockholders prior to paying or adequately providing for all known liabilities of the corporation after institution or dissolution proceedings are jointly and severally liable to creditors. Damages recoverable from a director are the amount of the illegal distribution (not in excess of the liabilities of the corporation owed to non-consenting creditors at the time of the violation). If the illegal distribution consists of property, the damages shall be equal to the fair market value of such property at the time of the illegal distribution (plus interest), together with all reasonable costs of appraisal or other valuation (not in excess of the liabilities owed to nonconsenting creditors at the time of the violation). OV's Articles of Incorporation eliminate the liability of directors for monetary damages, except in the case of (i) intentional misconduct, (ii) bad faith or breach of the duty of loyalty, (iii) any transaction in which the director derived improper personal benefit, (iv) reckless disregard of duty, (v) the abdication of duty,
(vi) transactions between the corporation and the director or corporations having interrelated directors and (vii) unlawful distributions.

          Under Nevada law, directors of OVN are liable only for acts of willful or gross negligence, jointly and severally to the corporation and, in the case of distribution or insolvency, to the creditors at the time of the improper distribution. A director is fully protected in relying in good faith upon the books and/or statements prepared by corporate officials as to the value and amount of assets, liabilities or net profits or any fact pertinent to whether a distribution is properly declared. The limitations period is three years. Liability is limited to the lesser of (1) the amount of the distribution or
(2) the loss sustained by the corporation by reason of the distribution. OVN's Articles of Incorporation eliminate the liability of directors for monetary damages, except in the case of (i) intentional misconduct, and (ii) unlawful distributions.

               NORWEST. Under Delaware law, a director of Norwest who willfully or negligently violates restrictions on payment of dividends or stock purchases or redemptions is jointly and severally liable (at any time within six years after such payment, purchase or redemption) to the corporation and, in the event of dissolution or insolvency, its creditors, for the full amount unlawfully paid with interest. The Norwest Certificate eliminates the liability of directors for monetary damages, except in the case of (i) breach of the duty of loyalty,
(ii) bad faith or intentional misconduct, (iii) unlawful distributions and
(iv) any transaction in which the director derived improper personal benefit.

RIGHTS OF DISSENTING ORLANDI SHAREHOLDERS

     OV SHAREHOLDERS UNDER CALIFORNIA LAW

          Record holders of OV Common Stock will have the right to dissent with respect to the Acquisition and, subject to certain conditions, receive a cash payment equal to the fair market value of their shares under the California Law, but, except in the case of shares which are restricted as to transfer, only if demand for payment is made with respect to five percent or more of the outstanding shares of OV Common Stock. In order to perfect his or her dissenter's rights, a record holder of OV Common Stock must (i) vote his or her dissenting shares against the Acquisition, (ii) make written demand upon OV not later than the date of the OV Special Meeting, October 13, 1995, to purchase his or her dissenting shares, (iii) submit the stock certificates representing his or her dissenting shares to OV or its transfer agent, for notation that they represent dissenting shares, within 30 days after the mailing by OV to shareholders who voted against the Acquisition and who have made the written demand as provided in clause (ii) above of a notice stating that the Acquisition Agreement has been approved and adopted by the shareholders (the "Approval Notice"), and (iv) file an action in court within six months after the date on which notice stating that the Acquisition Agreement has been approved and adopted by the shareholders is mailed to OV's shareholders who voted against the Acquisition Agreement, but only if OV and the shareholder are unable to reach agreement on the price to be paid for the dissenting shares, all as more particularly described below. If demands for payment referred to in clause (ii) above are not filed with respect to five percent or more of the outstanding shares of OV Common Stock, no shareholder of OV, other than a holder of shares which are restricted as to transfer, will have dissenters' rights, even if all of the above conditions are otherwise satisfied.

          Dissenters' rights cannot be validly exercised by persons other than the record holders of OV Common Stock, regardless of the beneficial ownership thereof. Persons who are beneficial owners of OV Common Stock but whose shares are held of record by another person, such as a broker, a bank or a nominee, should instruct the record holder to follow the procedure outlined below if they wish to dissent from the Acquisition with respect to any or all of their shares.

          Under Sections 1300 to 1312 of the California Law, any shareholder of record of OV who votes any or all of his or her shares against the Acquisition and who intends to enforce his or her dissenter's rights must, on or before the date of the OV Special Meeting, October 13, 1995, submit to OV at its principal executive offices, 560 S. Spring St., Los Angeles, CA 90013 a written demand that OV purchase for cash some or all of his or her shares voted against the Acquisition, which demand shall state the number and class of shares which he or she demands that OV purchase and the amount which the shareholder claims to be the fair market value of those shares as of May 18, 1995, the day before the first announcement of the terms of the proposed Acquisition, excluding any appreciation or depreciation in consequence of the proposed Acquisition.

          Dissenters' rights may not be perfected with respect to any shares unless such shares are voted against the Acquisition. A record shareholder may vote part of the shares which he or she is entitled to vote in favor of or in abstention with respect to the Acquisition without jeopardizing dissenters' rights as to shares voted against the Acquisition, however, if a record shareholder votes part of the shares he or she is entitled to vote in favor of the Acquisition and fails to specify the number of shares he or she is voting in favor of the Acquisition, it is conclusively presumed under the California Law that his or her approving vote is with respect to all shares which he or she is entitled to vote. A vote to abstain will not constitute a vote against the Acquisition. Further, voting against the Acquisition will not of itself, absent compliance with the provisions summarized herein, satisfy the requirements of the California Law for exercise of dissenters' rights.

          If any shareholder of OV has a right to require OV to purchase his or her shares for cash under the provisions of the California Law, OV will mail to each such shareholder an Approval Notice within ten (10) days after such approval of the Acquisition, stating the price determined by OV to represent the fair market value of the dissenting shares and briefly describing the procedure to be followed if the shareholder desires to exercise his or her dissenters' rights.

          A dissenting shareholder must, within 30 days after OV mails to him or her the Approval Notice, submit to OV at the address set forth above certificates representing the dissenting shares which he or she demands that OV purchase, to be stamped or endorsed with a statement that the shares are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed. The notice of shareholder approval of the Acquisition will specify the date by which the submission of certificates for endorsement must be made to OV and a submission made after such date will not be effective for any purpose.

          If OV and a dissenting shareholder agree that the shares are dissenting shares and agree upon the price of the shares, OV upon surrender of the certificates evidencing such shares, will make payment of that amount (plus interest thereon from the date of such agreement) within 30 days after such agreement. Any agreement fixing the fair market value of any dissenting shares between a dissenting shareholder and OV shall be filed with the Secretary of OV.

          If OV denies that the shares are dissenting shares, or OV and the dissenting shareholder fail to agree respecting the fair market value of the shares, the dissenting shareholder may, within six months after the date on which the Approval Notice was mailed to the shareholder, but not thereafter, file a complaint in the Superior Court of the County of Los Angeles, State of California, requesting that the Court determine whether the shares are dissenting shares and/or the fair market value of such dissenting shares. The costs of the action will be assessed or apportioned as the Court considers equitable, but, if the fair market value is determined to exceed the price offered to the shareholder by OV, OV will be required to pay the costs of the action and may be required to pay counsel fees.

          A dissenting shareholder may not withdraw his or her dissent or demand for payment without the consent of OV by its Board of Directors. The rights of dissenting shareholders to demand payment terminate if, among other things, the Acquisition is abandoned or if the shares are transferred prior to submission for endorsement as dissenting shares.

     The foregoing summary does not purport to be a complete statement of the provisions of Chapter 13 of the California General Corporation Law ("Chapter 13") and is qualified in its entirety by reference to the relevant provisions of Chapter 13, the text of which is attached hereto as Exhibit B. Any shareholder of OV who desires to exercise dissenters' appraisal rights should carefully review and comply with the relevant provisions of Chapter 13. DISSENTERS' RIGHTS WILL BE LOST IF THE PROCEDURAL REQUIREMENTS OF CHAPTER 13 ARE NOT FULLY AND PRECISELY SATISFIED.

     OVN SHAREHOLDERS UNDER NEVADA LAW

          Except as provided in the following paragraph, an OVN stockholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions: (a) consummation of a plan of merger to which OVN is a party, if approval by the stockholders is required for the merger by law or the articles of incorporation and the stockholder is entitled to vote on the merger or if OVN is a subsidiary and is merged with its parent; (b) consummation of a plan of exchange to which OVN is a party as the corporation whose shares will be acquired, if the stockholder is entitled to vote on the plan; and (c) any corporate action taken pursuant to a vote of the stockholders to the extent that the articles of incorporation, bylaws or a resolution of the board of directors provides that voting or nonvoting stockholders are entitled to dissent and obtain payment for their shares. A stockholder who is entitled to dissent and obtain payment under law may not challenge the corporate action creating his entitlement unless the action is unlawful or fraudulent with respect to the stockholder or OVN.

          There is no right of dissent with respect to a plan of merger or exchange in favor of holders of shares of any class or series which, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting at which the plan of merger or exchange is to be acted on, were either listed on a national securities exchange, designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or held by at least 2,000 stockholders of record, unless: (i) the articles of incorporation of OVN issuing the shares provide otherwise; or (ii) the holders of the class or series are required under the plan or merger or exchange to accept for such shares anything except (1) cash, shares or shares and cash in lieu of fractional shares of the surviving or acquiring corporation or any other corporation which, at the effective date of the plan of merger or exchange, were either listed on a national securities exchange, designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or held of record by at least 2,000 stockholders of record, or
(2) a combination of cash and shares of the kind described in clause (1).

          A stockholder of record may assert dissenter's rights as to fewer than all of the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies OVN in writing of the name and address of each person on whose behalf he asserts dissenter's rights. The rights of a partial dissenter are determined as if the shares as to which he dissents and his other shares were registered in the names of different stockholders. A beneficial stockholder may assert dissenter's rights as to shares held on his behalf only if (i) he submits to OVN the written consent of the stockholder of record to the dissent not later than the time the beneficial stockholder asserts dissenter's rights, and (ii) he does so with respect to all shares of which he is the beneficial stockholder or over which he has power to direct the vote.

          If the proposed corporate action creating dissenter's rights is submitted to a vote at a stockholders' meeting, the notice of the meeting must state that stockholders are or may be entitled to assert dissenters' rights under law, and be accompanied by a copy of the relevant sections of the Nevada Revised Statutes.

If the corporate action creating dissenters' rights is taken without a vote of the stockholders, OVN shall notify in writing all stockholders entitled to assert dissenters' rights that the action was taken and send them the dissenter's notice described in the Nevada Revised Statutes.

          If the proposed corporate action creating dissenters' rights is submitted to a vote at a stockholders' meeting, a stockholder who wishes to assert dissenter's rights (i) must deliver to OVN, before the vote is taken, written notice of his intent to demand payment for his shares if the proposed action is effectuated, and (ii) must not vote his shares in favor of the proposed action. A stockholder who does not satisfy the requirements of the foregoing sentence is not entitled to payment for his shares under the Nevada Revised Statutes.

          If the proposed corporate action creating dissenters' rights is authorized at a stockholders' meeting, OVN shall deliver a written dissenter's notice to all stockholders who satisfied the requirements to assert those rights. The dissenter's notice must be sent no later than 10 days after the effectuation of the corporate action, and must (i) state where the demand for payment must be sent and where and when certificates for certificated shares must be deposited; (ii) inform the holders of uncertificated shares as to what extent the transfer of the shares will be restricted after the demand for payment is received; (iii) supply a form for demanding payment that includes the date of the first announcement to the news media or to the stockholders of the terms of the proposed corporate action and requires that the person asserting dissenter's rights certify whether or not he acquired beneficial ownership of the shares before that date; (iv) set a date by which OVN must receive the demand for payment, which may not be less than 30 nor more than 60 days after the date the notice is delivered; and (v) be accompanied by a copy of certain sections of the Nevada Revised Statutes.

          A stockholder to whom a dissenter's notice was sent must (i) demand payment; (ii) certify whether he acquired beneficial ownership of the shares before the date required to be set forth in the dissenter's notice for this certification; and (iii) deposit his certificates in accordance with the terms of the notice. The stockholder who demands payment and deposits his certificates retains all other rights of a stockholder until those rights are canceled or modified by the taking of the proposed corporate action. The stockholder who does not demand payment or deposit his certificates where required, each by the date set forth in the dissenter's notice, is not entitled to payment for his shares under the Nevada Revised Statutes.

          OVN may restrict the transfer of uncertificated shares from the date the demand for their payment is received. The person for whom dissenter's rights are asserted as to uncertificated rights retains all other rights of a stockholder until those rights are canceled or modified by the taking of the proposed corporate action.

          Except as otherwise provided in the following paragraph, within 30 days after receipt of a demand for payment, OVN shall pay each dissenter who complied with the Nevada Revised Statutes the amount OVN estimates to be the fair value of his shares, plus accrued interest. The obligation of OVN under this subsection may be enforced by certain district courts. The court shall dispose of the complaint promptly. The payment must be accompanied by (i) OVN's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, a statement of income for that year, a statement of changes in the stockholders' equity for that year, and the latest available interim financial statements, if any; (ii) a statement of OVN's estimate of the fair value of the shares; (iii) an explanation of how the interest was calculated; (iv) a statement of the dissenter's rights to demand payment under the second following paragraph; and (v) a copy of the relevant portions of the Nevada Revised Statutes.

          OVN may elect to withhold payment from a dissenter unless he was the beneficial owner of the shares before the date set forth in the dissenter's notice as the date of the first announcement to the news media or to the stockholders of the terms of the proposed corporate action. To the extent OVN elects to withhold payment, after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall offer to pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. OVN shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenters' right to demand payment pursuant to the following paragraph.

          A dissenter may notify OVN in writing of his own estimate of the fair value of his shares and the amount of interest due, and demand payment of his estimate, less any payment pursuant to the second preceding paragraph, or reject OVN's offer pursuant to the preceding paragraph and demand payment of the fair value of his shares and interest due, if he believes that the amount paid pursuant to the second preceding paragraph or offered pursuant to the preceding paragraph is less than the fair value of his shares or that the interest due is incorrectly calculated. A dissenter waives his right to demand payment pursuant to this paragraph unless he notifies OVN of his demand in writing within 30 days after OVN made or offered payment for his shares.

          If a demand for payment remains unsettled, OVN shall commence a proceeding within 60 days after receiving the demand and petition the court to determine the fair value of the shares and accrued interest. If OVN does not commence the proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded. OVN shall commence the proceeding in the district court of the county where its registered office is located. OVN shall make all dissenters, whether or not residents of Nevada, whose demands remain unsettled, parties to the proceeding as in an action against their shares. All parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law. The jurisdiction of the court in which the proceeding is commenced is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or any amendment thereto. The dissenters are entitled to the same discovery rights as parties in other civil proceedings. Each dissenter who is made a party to the proceeding is entitled to a judgment: (i) for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by OVN; or (ii) for the fair value, plus accrued interest, of his after-acquired shares for which OVN elected to withhold payment pursuant to the Nevada Revised Statutes.

          The court in a proceeding to determine fair value shall determine all of the costs of the proceeding, including the reasonable compensation and expenses of any appraisers appointed by the court. The court shall assess the costs against OVN, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment.

     The foregoing summary does not purport to be a complete statement of the provisions of the Nevada Revised Statutes, Sections 78.471 - 78.502 (the "Statutes") and is qualified in its entirety by reference to the relevant provisions of the Statutes, the text of which is attached hereto as Exhibit C. Any shareholder of OVN who desires to exercise dissenters' appraisal rights should carefully review and comply with the relevant provisions of the Statutes. DISSENTERS' RIGHTS WILL BE LOST IF THE PROCEDURAL REQUIREMENTS OF THE STATUTES ARE NOT FULLY AND PRECISELY SATISFIED.

     The foregoing discussion is provided by way of information only since all of the shareholders of OV and OVN have agreed, pursuant to the Acquisition Agreement, to vote in favor of the Acquisition.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

     The following discussion summarizes certain U.S. Federal income tax consequences of the Acquisition under the Internal Revenue Code of 1986, as amended (the "Code"), existing regulations thereunder (including final, temporary or proposed regulations), and current administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences described herein. THIS SUMMARY SHOULD NOT BE REGARDED AS A SUBSTITUTE FOR AN INDIVIDUAL ANALYSIS OF THE TAX CONSEQUENCES OF THE ACQUISITION TO AN OV OR OVN SHAREHOLDER. EACH OV OR OVN SHAREHOLDER SHOULD CONSULT A TAX ADVISOR REGARDING THE PARTICULAR TAX CONSEQUENCES OF THE ACQUISITION TO SUCH SHAREHOLDER'S OWN SITUATION.

     None of Norwest, Newco 1, Newco 2, or Orlandi has requested a ruling from the Internal Revenue Service (the "Service") in connection with the Acquisition. Orlandi has requested and received from special tax counsel, Carter, Ledyard & Milburn, an opinion to the effect that the Acquisition will be treated for U.S. Federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. Such opinion is subject to certain assumptions and based on certain representations of Norwest, Norwest Financial Services, Inc., OV, OVN, and the shareholders of OV and OVN. OV and OVN shareholders should be aware that such opinion will not be binding upon the Service nor will the Service be precluded from adopting a contrary position.

     Assuming the Acquisition qualifies as a reorganization under Section 368(a) of the Code, the following U.S. Federal income tax consequences will occur:

     (a) No gain or loss will be recognized by Norwest, Newco 1, Newco 2 or Orlandi in connection with the Acquisition;

     (b) No gain or loss will be recognized by a holder of OV Common Stock or OVN Common Stock who receives shares of Norwest Common Stock in exchange therefor pursuant to the Acquisition;

     (c) The aggregate tax basis of the shares of Norwest Common Stock to be received by an OV or OVN shareholder in the Acquisition (including any fractional share not actually received) will be equal to the aggregate basis of the shares of OV Common Stock or OVN Common Stock held by such shareholder (assuming that the amount received for fractional shares constitutes a redemption of such shares and is not separately bargained for consideration); and

     (d) The holding period of the shares of Norwest Common Stock to be received by an OV or OVN shareholder in the Acquisition will include the holding period of the shares of OV Common Stock or OVN Common Stock exchanged therefor by such shareholder, provided that such shares of OV Common Stock or OVN Common Stock were held as capital assets at the Effective Time.

     THE FOREGOING DISCUSSION OF CERTAIN FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY. ACCORDINGLY, EACH HOLDER OF OV OR OVN SHARES SHOULD CONSULT HIS OR HER OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF NORWEST COMMON STOCK, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND FOREIGN TAX LAWS, AND OF CHANGES IN APPLICABLE TAX LAW.

RESALE OF NORWEST COMMON STOCK

     The shares of Norwest Common Stock issuable to shareholders of OV and OVN upon consummation of the Acquisition have been registered under the Securities Act of 1933 (the "Securities Act"). Such shares may be traded freely and without restriction by those shareholders not deemed to be "affiliates" of OV, OVN or Norwest as that term is defined in the rules under the Securities Act. Norwest Common Stock received by those shareholders of Orlandi who are deemed to be affiliates of Orlandi may be resold without registration as provided for by Rule 145, or as otherwise permitted under the Securities Act. In the Acquisition Agreement, Orlandi has agreed to use its best efforts to cause each executive officer, director, or shareholder of OV and OVN who may reasonably be deemed to be an affiliate of OV or OVN to enter into an agreement with Norwest providing that such affiliate will not sell, transfer, or otherwise dispose of the shares of Norwest Common Stock to be received by such person in the Acquisition except in compliance with the applicable provisions of the Securities Act and the rules and regulations promulgated thereunder. This Prospectus does not cover any resales of Norwest Common Stock received by affiliates of OV or OVN.

STOCK EXCHANGE LISTING

     The Acquisition Agreement provides for the filing by Norwest of listing applications with the New York Stock Exchange (the "NYSE") and the Chicago Stock Exchange (the "CHX") covering the shares of Norwest Common Stock issuable upon consummation of the Acquisition. It is a condition to the consummation of the Acquisition that such shares of Norwest Common Stock shall have been authorized for listing on the NYSE and the CHX.

DIVIDEND REINVESTMENT AND OPTIONAL CASH PAYMENT PLAN

     For those stockholders who elect to participate in Norwest's Dividend Reinvestment and Optional Cash Payment Plan dividends on Norwest Common Stock will be reinvested in shares of Norwest Common Stock at market price (as defined in the Plan). The plan also permits participants to invest through voluntary cash payments, within certain dollar limitations in additional shares of Norwest Common Stock at the market price (as defined in the Plan) of such stock at the time of purchase. It is anticipated that after the Effective Time, Norwest will continue to offer its Dividend Reinvestment and Optional Cash Payment Plan and that shareholders of OV and OVN who receive Norwest Common Stock in the Acquisition will have the right to participate therein.

ACCOUNTING TREATMENT

     It is anticipated that the Acquisition will be accounted for as a "pooling of interests" transaction in accordance with generally accepted accounting principles.

     Under the pooling-of-interests method of accounting, the historical basis of the assets and liabilities of Norwest and OV and OVN will be combined at the Effective Time and carried forward at their previously recorded amounts, and the stockholders' equity accounts of Orlandi will be combined with Norwest's on Norwest's consolidated balance sheet. Income and other financial statements of Norwest will not be restated retroactively because the Acquisition is not material to the consolidated financial statements of Norwest.

     In order for the Acquisition to qualify for pooling-of-interests accounting treatment, among other things, substantially all (90% or more) of the outstanding OV Common Stock and OVN Common Stock must be exchanged for Norwest common stock. Orlandi has agreed not to take any action that would disqualify the Acquisition from pooling-of-interests accounting treatment by Norwest.

     The per common share data contained in this Prospectus has been prepared using the pooling-of-interests method of accounting to account for the Acquisition. See "SUMMARY--Comparative Per Common Share Data."

EXPENSES

     Norwest and Orlandi will each pay their own expenses in connection with the Acquisition and the transactions contemplated thereby, including fees and expenses of their respective accountants and counsel.

                        INFORMATION ABOUT ORLANDI

DESCRIPTION OF THE BUSINESS

     Orlandi is the largest independently owned money transmitter in the United States. OV is licensed as a money transmitter by the States of California and Illinois and operates in the State of Florida under local exemptions. OVN is licensed as a money transmitter by the State of Texas. As a money transmitter, Orlandi is empowered to receive funds from the public for the purpose of transmitting such funds, or their equivalent, to beneficiaries in foreign countries.

     Orlandi receives money for transmission through three offices owned by Orlandi and the facilities of 1,360 agents located in the states where Orlandi operates. Orlandi completes the money transmission deliveries only within the Republic of Mexico through OV's subsidiary Orlandi de Mexico, S.A. de C.V., which is a Mexican corporation permitted by the HACIENDA of Mexico to execute payment orders originating in the United States to Mexican beneficiaries, both through its own offices and the facilities of its Mexican paying agents which are located throughout the Republic in nearly every State and major cities within Mexico. Orlandi de Mexico has in excess of 80 exclusive paying agents and offices in the Republic, and also utilizes over 5,000 branch offices of Mexican financial institutions located throughout the Republic of Mexico.

     OV was created from the merger of Telegrafo Nacionales and Orlandi Foreign Exchange, Inc. Telegrafo Nacionales was formed in 1987 and received a permit from the Federal Communications Commission to operate as an international telegraph company, which allowed Telegrafo Nacionales to transmit telegraphs to Mexico. Upon receiving the permit, Telegrafo Nacionales was also allowed to enter the money transmitter business. Orlandi Foreign Exchange, Inc. was the principal agent for Telegrafo Nacionales.

     In 1990, after the State of California amended its money transmitter laws to deny the exemption to telegraph companies, Telegrafo Nacionales applied for and was granted a license to transmit money by the Banking Department of the State of California.

     Telegrafo Nacionales amended its articles of incorporation in the State of California in 1991 to change its corporate name to "Orlandi Valuta." The Banking Department of the State of California reissued a Money Transmitter License under the new corporate name of "Orlandi Valuta." On June 1, 1992, Orlandi Valuta merged with its principal agent Orlandi Foreign Exchange, Inc.

     Orlandi Valuta Nacional was incorporated in Nevada on October 6, 1994. Orlandi Valuta Nacional is licensed as a money transmitter by the State of Texas and began operations in 1995.

OPERATIONS

     A summary of Orlandi's gross profit for the six months ended June 30, 1995 and the years ended December 31, 1994 and 1993 is included below:



                              Six Months Ended         Year Ended December 31
                                  June 30,            ------------------------
(In thousands)                      1995                1994           1993
                             --------------------     ---------     ----------
Sales of Wire Transfers and      $  74,925               91,769         67,003
  Currencies

Cost of Sales                       60,809               77,477         60,297
                                 ---------            ---------      ---------
Gross Profit                     $  14,116               14,322          6,706
                                 ---------            ---------      ---------


     During 1994, Orlandi transmitted a total of 220,652 wires. The majority of these wires originated in the State of California. In 1993, Orlandi transmitted 139,544 wires. During the first six months of 1995, Orlandi transmitted 242,167 wires. This represents a 144% increase compared with the first six months of 1994. The average size of the wire was $350 in 1994, $480 in 1993 and $325 during the first six months of 1995.

     Orlandi's revenues derive primarily from fees earned on money transmission services and arbitrage profits obtained during the currency conversion from U.S. dollars to Mexican new pesos. Its primary expenses include the cost of paying its agents' commissions, salaries, marketing expenses, transmission expenses, bank fees, telephone expenses and taxes.

     Orlandi has obtained a unique "niche" in its marketplace because of
(i) devotion of its corporate effort to serving only the Mexican community both in the United States and Mexico, (ii) its agency network which receives the highest commissions in the industry, and (iii) continent wide name recognition due to intense advertising in the Hispanic media utilizing recognized Mexican acting talent.

GEOGRAPHY

     At June 30, 1995, Orlandi generated wires through three offices located in the State of California and through 1,360 independent agents. The agents are located in the following states:

                                     Number of
                     State            Agents
                     ----------      ---------
                     California         825
                     Texas              325
                     Florida             65
                     Illinois           145
                                     ---------
                                       1,360
                                     ---------
                                     ---------


REGULATION

     The business of money transmission is typically a state licensed activity. The licensing laws are designed to provide assurance that the activity is conducted honestly and fairly and efficiently and timely by competent, experienced and financially responsible persons of good character and financial condition and typically require the ability to pay refunds if money has not been delivered within a specified period. Toward this end, there are certain net worth and bonding/security deposit requirements that must be satisfied.
The amount required depends, in part, on the number and size of transactions undertaken by the money transmitter.

     The scope of licensing laws extends, in some cases, to the licensee's agents who accept money for transmission. These laws require that the agents, in addition to the licensee, submit background information and obtain the licensing authority's approval before engaging in money transmission activity.

     State laws typically require legally enforceable agreements between the customer and the money transmitter and between the money transmitter and its agent that accepts the money from the customer for transmission. In some states, trust relationships are created, either by a required provision in a required agreement or by statute, between the money transmitter and its customer and between the money transmitter and its agents.

     At least one state requires compliance with its money laundering laws. Some states require that money accepted for transmission be transmitted for payment to the intended recipient within a specified period of time, and that any exchange rate be disclosed.

     Compliance with the various state laws is typically monitored by the licensing authorities through record keeping and periodic reporting requirements and on-site examinations. Licenses are revocable for cause. Orlandi has never had any of its licenses revoked.

     Federal regulation consists of the money laundering laws and regulations. These laws and regulations require the maintenance of procedures for monitoring for and reporting certain transactions.

     Orlandi currently transfers funds only from the United States to The Republic of Mexico, which does not regulate such activity except for a transferable registration of the Mexico corporation whose function is the payment of the transmitted money to the recipients.

BUSINESS METHODS

     Orlandi has agreements with agents which require the agents to transmit funds to Mexico solely on behalf of Orlandi and not to compete with Orlandi. Orlandi provides its agents the necessary equipment, including telephone hookups, fax machines and other incidental equipment.

     Wires are generated primarily by Orlandi's independent agents. Generally, when a customer decides to make a wire, the customer goes into the agent's office and picks up a telephone which rings directly to the order room in the home office of Orlandi. Orlandi collects information from the customer including name, the amount to be transferred in U.S. dollars, and the individual and location where the wire is to be sent. The system generates a receipt showing the amount of U.S. dollars to be transferred and the Mexican new peso equivalent as well as the cost of the service. The transfer receipt is printed at the location of the agent at which time a copy is given to the customer. The agent collects the money and deposits it into a bank account.

     The funds are available at Orlandi's disbursing agent's offices or at one of the 5,000 offices located at banks in Mexico within a few minutes. The disbursing agent or bank office verifies the identity of the recipient and pays the recipient.

SOURCES OF FUNDS

     Orlandi has historically funded its business primarily from cash generated by the operations. In addition, Orlandi has borrowed amounts from time to time from stockholders. At June 30, 1995, amounts payable to stockholders totaled $1,483,559 compared with $555,546 due at December 31, 1994.

See note 7 to the combined consolidated financial statements of Orlandi for the years ended December 31, 1994 and 1993 for a description of the amounts payable to the stockholders.

COMPETITION

     The money transmission business consists of two significant companies:
First Data Corporation "Moneygram" (formerly American Express) and Western Union Financial Services, Inc. In June 1995, First Data Corporation and First Financial Management Corporation, the parent of Western Union Financial Services, Inc. announced an agreement to merge. In addition, there are numerous smaller licensed and unlicensed money transmitters which tend to target niche markets.

     Orlandi is significantly smaller than either First Data Corporation or Western Union Financial Services, Inc.

EMPLOYEE RELATIONS

     As of June 30, 1995, Orlandi employed approximately 250 persons. Orlandi believes its employee relations are excellent.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     During 1994, 1993, and the first six months of 1995, the common stock of OV was owned as follows: 130,000 shares by Paolo Orlandi and 65,000 shares by Cynthia Genera Orlandi. From its inception on October 6, 1994, the common stock of OVN has been owned as follows: 1,666.7 shares by Paolo Orlandi and 833.3 shares by Cynthia Genera Orlandi. There is no established public trading market for the shares of either OV or OVN.

     The aggregate amount of distributions paid by OV on its common stock each quarter during 1994, 1993, and the first six months of 1995 were as follows:


                             Six Months Ended         Year Ended December 31,
                                June 30,            ------------------------
(In thousands)                    1995                  1994           1993
                             -----------------      ----------    -----------
First quarter                  $   83,879                29,598         -
Second quarter                  6,653,396                90,351       274,687
Third quarter                                            87,910       174,597
Fourth quarter                                        1,337,952       589,213
                               ----------            ----------    ----------
     Total                     $6,737,275             1,545,811     1,038,497


     Such distributions represent Subchapter "S" distributions made to shareholders for related individual taxes and general purposes.

     At December 31, 1994, OV had a committment to distribute to the stockholders an amount sufficient to cover the stockholders' income tax liabilities arising from undistributed taxable income for the year ended December 31, 1994. Distributions were made in April 1995.

     Orlandi Valuta Nacional has never paid distributions to its stockholders.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Orlandi Valuta Nacional did not begin operations until 1995. Therefore, information prior to 1995 consists of the results of Orlandi Valuta. Information related to the results of operations after December 31, 1994 includes the results of Orlandi Valuta and Orlandi Valuta Nacional ("Orlandi").

      Orlandi's gross profit increased 114% in 1994 and 37% in 1993
($14.3 million in 1994 compared with $6.7 million in 1993 and $4.9 million in 1992). The increases were the result of an increase in the number of wires combined with changes in the gross profit for each wire. In 1994, Orlandi transmitted a total of 220,652 wires, a 58% increase compared with 139,544 wires transmitted during 1993. The number of wires increased 75% in 1993 compared with 1992. The gross profit per wire increased to $64.91 in 1994 compared with $48.06 in 1993 and $61.48 in 1992.

     The increase in the number of wires transmitted was primarily due to an increase in the number of independent agents. At the beginning of 1992, wires were originated from 9 offices owned by Orlandi. At the end of 1993, the number of independent agents was 190 while the number of offices owned by Orlandi had declined to 8. By the end of 1994, the number of independent agents had increased to 405 while the number of offices owned by Orlandi had declined to 5.

     Operating expenses increased 51% in 1994 and 29% in 1993 from the prior annual periods ($8.9 million in 1994 compared with $5.9 million in 1993 and $4.6 million in 1992). Employee compensation and related taxes and agency fees and commissions represent the largest component of total operating expenses. Employee compensation and related taxes increased 70% in 1994 and 19% in 1993 ($2.9 million in 1994 compared with $1.7 million in 1993 and $1.4 million in 1992). The increases were due to an increase in the number of employees resulting from the increase in the volume of wires. At December 31, 1994, the total number of employees was 220 compared with 120 at December 31, 1993 and 89 at December 31, 1992.

     Agency fees and commissions increased 64% in 1994 and 69% in 1993 from the prior annual periods ($2.6 million in 1994 compared with $1.6 million in 1993 and $1.0 million in 1992). Agency fees and commissions are related to the volume of wires transmitted. During 1994, the number of wires transmitted increased 58% compared with 1993. The number of wires in 1993 increased 75% compared with 1992.

     All other operating expenses increased 31% in 1994 and 17% in 1993 ($3.4 million in 1994 compared with $2.6 million in 1993 and $2.2 million in 1992). The increases related to the increase in the volume of wires. However, due to efficiencies and economies of scale, all other expenses increased at a slower rate than the increases in the number of wires.

     At December 31, 1994, stockholders' equity in Orlandi totaled $5.6 million compared with $1.5 million at December 31, 1993. The increase was primarily due to OV's net income. In addition, $0.5 million in common stock was issued during 1994 in the formation of Orlandi Valuta Nacional. The expansion of the business has been financed primarily by net cash provided by operating activities. At December 31, 1994, the total notes, contracts, and amounts payable to stockholder were $0.6 million; $0.5 million of which was long-term debt. This compares with total notes, contracts, and amounts payable to stockholder of $0.2 million at December 31, 1993; none of which was long-term.

     The gross profit of Orlandi increased 138% for the first six months of 1995 as compared to 1994 ($14.1 million in the first six months of 1995 compared with $5.9 million in the first six months of 1994). This increase was the result of a 144% increase in the number of wires transmitted. During the first six months of 1995, Orlandi transmitted 242,167 wires compared with 99,218 during the first six months of 1994. The increase in the number of wires transmitted was primarily due to an increase in the number of independent agents. At June 30, 1994, there were 800 independent agents. By June 30, 1995, the number of independent agents had increased to 1,360.

     Operating expenses increased 120% for the first six months of 1995 as compared to 1994 ($8.3 million in the first six months of 1995 compared with $3.8 million in 1994). Employee compensation and related taxes and agency fees and commissions represent the largest component of total operating expenses. Employee compensation and related taxes increased 106% in the first six months of 1995 as compared to 1994 ($2.7 million in the first six months of 1995 compared with $1.3 million in the first six months of 1994). The increase relates primarily to an increase in the number of employees from 160 at June 30, 1994 to 250 at June 30, 1995.

     Agency fees and expenses increased 97% in the first six months of 1995 as compared to 1994 ($2.2 million in the first six months of 1995 compared with $1.1 million in the first six months of 1994). The increase was the result of the increase in the number of wires transmitted in the first six months of 1995 compared with the same period in 1994.

     At June 30, 1995, stockholders' equity of Orlandi totaled $4.6 million. During the first six months of 1995, distributions to shareholders totaled $6.7 million. Total notes, contracts, and amounts payable to stockholder were $1.5 million at June 30, 1995 compared with $0.6 million at December 31, 1994. Orlandi anticipates funding the expansion of the business primarily from net cash provided by operations.

SELECTED FINANCIAL DATA


                          ORLANDI VALUTA, ORLANDI VALUTA NACIONAL
                            AND ORLANDI DE MEXICO, S.A. DE C.V.
                                  SELECTED FINANCIAL DATA
                GROSS PROFIT, NET EARNINGS (LOSS), ASSETS AND LONG-TERM DEBT
                                      (IN THOUSANDS)
                            (UNAUDITED, EXCEPT WITH RESPECT TO
                              YEAR ENDED DECEMBER 31, 1994)


                   Six Months Ended
                       June 30,                 Year Ended December 31,
                  ------------------    --------------------------------------------
                    1995      1994        1994     1993     1992     1991     1990
                    ----      ----        ----     ----     ----     ----     ----
Gross profit      $14,116    5,939      14,322    6,706    4,902    4,806    8,793

Net earnings(loss)  5,901    2,160       5,385      858      352      (94)   2,252



                        June 30,                         December 31,
                  ------------------    --------------------------------------------
                    1995      1994        1994     1993     1992     1991     1990
                    ----      ----        ----     ----     ----     ----     ----
Total assets       $7,586    4,431       7,224    2,467    2,071    4,261    4,1721

Long-term             434      --          473      --       --       --       --



     Selected quarterly financial data for the first two quarters of 1995 and during the years ended December 31, 1994 and 1993 were as follows:

                                                                  Earnings
                                                                 Per Common
                            Sales    Gross Profit   Net Income     Share
                            -----    -------------   ----------  ----------
                                  (In thousands except per share data)
Quarter Ended
-------------
March 31, 1993             $11,761       1,313             86        0.44
June 30, 1993               18,645       1,763            317        1.62
September 30, 1993          18,550       1,810            351        1.80
December 31, 1993           18,047       1,822            105        0.54
March 31, 1994              21,136       2,321            629        3.23
June 30, 1994               24,105       3,619          1,531        7.85
September 30, 1994          23,592       3,759          1,486        7.62
December 31, 1994           22,936       4,623          1,739        8.82
March 31, 1995              24,868       5,668          2,146       10.87
June 30, 1995               50,057       8,448          3,755       19.01

     Orlandi, during these periods, maintained a simple capital structure (only common stock and no potentially dilutive securities).

                               CERTAIN REGULATORY CONSIDERATIONS

GENERAL

     As a bank holding company, Norwest is subject to supervision and examination by the Federal Reserve Board. Norwest's banking subsidiaries are subject to supervision and examination by applicable federal and state banking agencies. The deposits of Norwest's banking subsidiaries are insured by the Bank Insurance Fund of the Federal Deposit Insurance Corporation ("FDIC"), and therefore such banking subsidiaries are subject to regulation by the FDIC. In addition to the impact of regulation, commercial banks are affected significantly by the actions of the Federal Reserve Board as it attempts to control the money supply and credit availability in order to influence the economy.

DIVIDEND RESTRICTIONS

     Various federal and state statutes and regulations limit the amount of dividends the subsidiary banks can pay to Norwest without regulatory approval. The approval of the OCC is required for any dividend by a national bank if the total of all dividends declared by the bank in any calendar year would exceed the total of its net profits, as defined by regulation, for that year combined with its retained net profits for the preceding two years less any required transfers to surplus or a fund for the retirement of any preferred stock. In addition, a national bank may not pay a dividend in an amount greater than its net profits then on hand after deducting its losses and bad debts. For this purpose, bad debts are defined to include, generally, loans which have matured and are in arrears with respect to interest by six months or more, other than such loans which are well secured and in the process of collection. Under these provisions Norwest's national bank subsidiaries could have declared, as of June 30, 1995, aggregate dividends of at least $231.9 million without obtaining prior regulatory approval and without reducing the capital of the banks below their respective minimum regulatory levels. Norwest also has several state bank subsidiaries that are subject to state regulations limiting dividends; however, the amount of dividends payable by Norwest's state bank subsidiaries, with or without state regulatory approval, would represent an immaterial contribution to Norwest's revenues.

     If, in the opinion of the applicable regulatory authority, a bank under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the bank, could include the payment of dividends), such authority may require, after notice and hearing, that such bank cease and desist from such practice. The Federal Reserve Board, the OCC and the FDIC have issued policy statements which provide that FDIC-insured banks and bank holding companies should generally pay dividends only out of current operating earnings.

HOLDING COMPANY STRUCTURE

     Norwest is a legal entity separate and distinct from its banking and nonbanking subsidiaries. Accordingly, the right of Norwest, and thus the rights of Norwest's creditors, to participate in any distribution of the assets or earnings of any subsidiary is necessarily subject to the prior claims of creditors of such subsidiary, except to the extent that claims of Norwest in its capacity as a creditor may be recognized. The principal sources of Norwest's revenues are dividends and fees from its subsidiaries.

     Norwest's banking subsidiaries are subject to restrictions under federal law which limit the transfer of funds by the subsidiary banks to Norwest and its nonbanking subsidiaries, whether in the form of loans, extensions of credit investments or asset purchases. Such transfers by any subsidiary bank to Norwest or any nonbanking subsidiary are limited in amount to 10% of the bank's capital and surplus and, with respect to Norwest and all such nonbanking subsidiaries, to an aggregate of 20% of such bank's capital and surplus. Furthermore such loans and extensions of credit are required to be secured in specified amounts.

     The Federal Reserve Board has a policy to the effect that a bank holding company is expected to act as a source of financial and managerial strength to each of its subsidiary banks and to commit resources to support each such subsidiary bank. This support may be required at times when Norwest may not have the resources to provide it. Any capital loans by Norwest to any of the subsidiary banks are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. In addition, the Crime Control Act of 1990 provides that in the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

     A depository institution insured by the FDIC can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC after August 9, 1989, in connection with (i) the default of a commonly controlled FDIC-insured depository institution or (ii) any assistance provided by the FDIC to a commonly controlled FDIC-insured depository institution in danger of default. "Default" is defined generally as the appointment of a conservator or receiver and "in danger of default" is defined generally as the existence of certain conditions indicating that a "default" is likely to occur in the absence of regulatory assistance.

     Federal law (12 U.S.C.- Section- 55) permits the OCC to order the pro rata assessment of shareholders of a national bank whose capital stock has become impaired, by losses or otherwise, to relieve a deficiency in such national bank's capital stock. This statute also provides for the enforcement of any such pro rata assessment of shareholders of such national bank to cover such impairment of capital stock by sale, to the extent necessary, of the capital stock of any assessed shareholder failing to pay the assessment. Similarly, the laws of certain states provide for such assessment and sale with respect to banks chartered by such states. Norwest, as the sole shareholder of certain of its subsidiary banks, is subject to such provisions.

CAPITAL REQUIREMENTS

     Under the Federal Reserve Board's risk-based capital guidelines for bank holding companies, the minimum ratio of total capital to risk-adjusted assets (including certain offbalance sheet items, such as stand-by letters of credit) is 8%. At least half of the total capital is to be comprised of common stock, minority interests and noncumulative perpetual preferred stock ("Tier I capital"). The remainder ("Tier 2 capital") may consist of hybrid capital instruments, perpetual debt, mandatory convertible debt securities, a limited amount of subordinated debt, other preferred stock and a limited amount of loan and lease loss reserves. In addition, the Federal Reserve Board's final minimum "leverage ratio" (the ratio of Tier I capital to quarterly average total assets) guidelines for bank holding companies provide for a minimum leverage ratio of 3% for bank holding companies that meet certain specified criteria, including that they have the highest regulatory rating. All other bank holding companies are required to maintain a leverage ratio of 3% plus an additional cushion of 100 to 200 basis points. The guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets. Furthermore, the guidelines indicate that the Federal Reserve Board will continue to consider a "tangible Tier I leverage ratio" in evaluating proposals for expansion or new activities. The tangible Tier I leverage ratio is the ratio of a banking organization's Tier I capital, less all intangibles, to total assets, less all intangibles. Each of Norwest's banking subsidiaries is also subject to capital requirements adopted by applicable regulatory agencies which are substantially similar to the foregoing. At June 30, 1995, Norwest's Tier I and total capital (the sum of Tier I and Tier 2 capital) to risk-adjusted assets ratios were 8.04% and 10.18%, respectively, and Norwest's leverage ratio was 5.85%. Neither Norwest nor any subsidiary bank has been advised by the appropriate federal regulatory agency of any specific leverage ratio applicable to it.

FEDERAL DEPOSIT INSURANCE CORPORATION IMPROVEMENT ACT OF 1991

     In December 1991, Congress enacted the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), which substantially revised the bank regulatory and funding provisions of the Federal Deposit Insurance Act and makes revisions to several other federal banking statutes. Among other things, FDICIA requires the federal banking regulators to take "prompt corrective action" in respect of FDIC-insured depository institutions that do not meet minimum capital requirements. FDICIA establishes five capital tiers: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." Under applicable regulations, an FDIC-insured depository institution is defined to be well capitalized if it maintains a leverage ratio of at least 5%, a risk adjusted Tier I capital ratio of at least 6% and a risk-adjusted total capital ratio of at least 10%, and is not subject to a directive, order or written agreement to meet and maintain specific capital levels. An insured depository institution is defined to be adequately capitalized if its meets all of its minimum capital requirements as described above. An insured depository institution will be considered undercapitalized if it fails to meet any minimum required measure, significantly undercapitalized if it has a risk-adjusted total capital ratio of less than 6%, risk-adjusted Tier I capital ratio of less than 3% or a leverage ratio of less than 3%, and critically undercapitalized if it fails to maintain a level of tangible equity equal to at least 2% of total assets. An insured depository institution may be deemed to be in a capitalization category that is lower than is indicated by its actual capital position if it receives an unsatisfactory examination rating.

     FDICIA generally prohibits a depository institution from making any capital distribution (including payment of a dividend) or paying any management fee to its holding company if the depository institution would thereafter be
undercapitalized.   Undercapitalized depository institutions are subject to a
wide range of limitations on operations and activities, including growth
limitations, and are required to submit a capital restoration plan.   The
federal banking agencies may not accept a capital plan without determining, among other things, that the plan is based on realistic assumptions and is
likely to succeed in restoring the depository institution's capital.   In
addition, for a capital restoration plan to be acceptable, the depository institution's parent holding company must guarantee that the institution will comply with such capital restoration plan. The aggregate liability of the parent holding company is limited to the lesser of (i) an amount equal to 5% of the depository institution's total assets at the time it became undercapitalized and (ii) the amount which is necessary (or would have been necessary to bring the institution into compliance with all capital standards applicable with respect to such institution), as of the time it fails to comply with the plan. If a depository institution fails to submit an acceptable plan, it is treated as if it were significantly undercapitalized.

     Significantly undercapitalized depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets and cessation of receipt of deposits from correspondent banks. Critically undercapitalized institutions are subject to the appointment of a receiver or conservator.

     FDICIA, as amended by the Riegle Community Development and Regulatory Improvement Act of 1994 enacted on August 22, 1994, directs that each federal banking agency prescribe standards, by regulation or guideline, for depository institutions relating to internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, asset quality, earnings, stock valuation and such other operational and managerial standards as the agency deems appropriate. The FDIC, in consultation with the other federal banking agencies, has adopted a final rule and guidelines with respect to external and internal audit procedures and internal controls in order to implement those provisions of FDICIA intended to facilitate the early identification of problems in financial management of depository institutions. On July 10, 1995, the federal banking agencies published the final rule implementing three of the safety and soundness standards required by FDICIA, including operational and managerial standards, asset quality and earnings standards and compensation standards. The impact of such regulations or guidelines on Norwest has not yet been fully ascertained, but it is not believed to be material.

     FDICIA also contains a variety of other provisions that may affect the operations of Norwest, including new reporting requirements, revised regulatory standards for real estate lending, "truth in savings" provisions and the requirement that a depository institution give 90 days' notice to customers and regulatory authorities before closing any branch.

     Under other regulations promulgated under FDICIA a bank cannot accept brokered deposits (that is, deposits obtained through a person engaged in the business of placing deposits with insured depository institutions or with interest rates significantly higher than prevailing market rates) unless (i) it is "well capitalized" or (ii) it is "adequately capitalized" and receives a waiver from the FDIC. A bank is defined to be "adequately capitalized" if it meets all of its minimum capital requirements. A bank that cannot receive brokered deposits also cannot offer "pass-through" insurance on certain employee benefit accounts, unless it provides certain notices to affected depositors. In addition, a bank that is "adequately capitalized" and that has not received a waiver from the FDIC may not pay an interest rate on any deposits in excess of 75 basis points over certain prevailing market rates. There are no such restrictions on a bank that is "well capitalized." At June 30, 1995, all of Norwest's banking subsidiaries were well capitalized and therefore were not subject to these restrictions.

FDIC INSURANCE

     Effective January 1, 1993, the deposit insurance assessment rate for the Bank Insurance Fund ("BIF") increased as part of the adoption by the FDIC of a transitional risk-based assessment system. In June 1993, the FDIC published final regulations making the transitional system permanent effective January 1, 1994, but left open the possibility that it may consider expanding the range between the highest and lowest assessment rates at a later date. An institution's risk category is based upon whether the institution is well capitalized, adequately capitalized or less than adequately capitalized. Each insured depository institution is also to be assigned to one of the following "supervisory subgroups": Subgroup A, B or C. Subgroup A institutions are financially sound institutions with few minor weaknesses; Subgroup B institutions are institutions that demonstrate weaknesses which, if not corrected, could result in significant deterioration; and Subgroup C institutions are institutions for which there is a substantial probability that the FDIC will suffer a loss in connection with the institution unless effective action is taken to correct the areas of weakness. Prior to September 30, 1995, based on its capital and supervisory subgroups, each BIF member institution was assigned an annual FDIC assessment rate ranging from 23 cents per $100 of domestic deposits (for well capitalized Subgroup A institutions) to 31 cents (for undercapitalized Subgroup C institutions). Adequately capitalized institutions were assigned assessment rates ranging from 26 cents to 30 cents. The FDIC has issued regulations that effective September 30, 1995 assign an annual FDIC assessment rate for BIF member institutions ranging from 4 cents per $100 of domestic deposits (for well capitalized Subgroup A institutions) to 31 cents (for undercapitalized Subgroup C institutions). Norwest incurred $79.2 million of FDIC insurance expense in 1994.

                                            EXPERTS

     The consolidated financial statements of Norwest and subsidiaries as of December 31, 1994 and 1993, and for each of the years in the three-year period ended December 31, 1994, incorporated by reference herein, have been incorporated herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     The combined consolidated financial statements of Orlandi as of and for the year ended December 31, 1994 included in this Prospectus have been audited by Grobstein, Horwath & Company, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                        LEGAL OPINIONS

     A legal opinion to the effect that the shares of Norwest Common Stock offered hereby, when issued in accordance with the Acquisition Agreement, will be validly issued and fully paid and nonassessable, has been rendered by Stanley S. Stroup, Executive Vice President and General Counsel of Norwest. At March 31, 1995, Mr. Stroup was the beneficial owner of approximately 108,607 shares and held options to acquire 179,931 additional shares of Norwest Common Stock.

     Carter, Ledyard & Milburn, special tax counsel to Orlandi, has issued a legal opinion to the effect that for U.S. Federal income tax purposes the Acquisition will be treated as a reorganization. This opinion is based on certain assumptions and representations of OV, OVN, the shareholders of OV, and OVN, Norwest and Norwest Financial Services, Inc. At June 30, 1995, none of the partners of Carter, Ledyard & Milburn, owned any shares of OV or OVN.

                       MANAGEMENT OF NORWEST AND ADDITIONAL INFORMATION

     Certain information relating to the executive compensation, voting securities and the principal holders thereof, certain relationships and related transactions, and other related matters concerning Norwest is included or incorporated by reference in its Annual Report on Form 10-K for the year ended December 31, 1994, which are incorporated in this Prospectus by reference. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE." Shareholders of OV or OVN desiring copies of such documents may contact Norwest at its address or phone number indicated under "AVAILABLE INFORMATION" above.

                            INDEX TO ORLANDI FINANCIAL STATEMENTS

                                                                              PAGE
ANNUAL FINANCIAL STATEMENTS
  Combined Consolidated Balance Sheets at December 31, 1994 and 1993...........F-2
  Combined Consolidated Statements of Income for the years ended
    December 31, 1994, 1993 and 1992...........................................F-3
  Combined Consolidated Statements of Stockholders' Equity for the years ended December 31, 1994, 1993 and 1992.....................................F-4
  Combined Consolidated Statements of Cash Flows for the years ended
     December 31, 1994, 1993 and 1992..........................................F-7
  Notes to Combined Consolidated Financial Statements..........................F-8
  Report of Grobstein, Horwath & Company.......................................F-12

UNAUDITED INTERIM FINANCIAL STATEMENTS
  Combined Consolidated Balance Sheets at June 30, 1995 and
    June 30, 1994..............................................................F-13
  Combined Consolidated Statements of Income for the quarters and six months ended June 30, 1995 and 1994........................................F-14
  Combined Consolidated Statements of Stockholders' Equity for the six
    months ended June 30, 1995 and 1994........................................F-15
  Combined Consolidated Statements of Cash Flows for the six months ended
    June 30, 1995 and 1994.....................................................F-17
  Notes to Combined Consolidated Financial Statements..........................F-18

                                     ORLANDI VALUTA, ITS SUBSIDIARY
                                     ORLANDI DE MEXICO, S.A. DE C.V.
                                       AND ORLANDI VALUTA NACIONAL

                                  Combined Consolidated Balance Sheets
                                                                                      December 31,
                                                                         -------------------------------------
                                                                                1994              1993
                                                                               ------            ------
                                                                                               (Unaudited)
          Assets
          ------
Current assets
   Cash                                                                      $4,745,529          1,411,851
   Accounts receivable                                                          467,046            135,993
   Prepaid expenses and other current assets                                    270,781            164,554
                                                                             ----------         ----------
Total current assets                                                          5,483,356          1,712,398
                                                                             ----------         ----------
Property and equipment, net                                                     468,073            310,730
                                                                             ----------         ----------
Other assets
   Deposits                                                                   1,165,924            443,480
   Other assets                                                                 107,096              --
                                                                             ----------         ----------
Total other assets                                                            1,273,020            443,480
                                                                             ----------         ----------

Total assets                                                                 $7,224,449          2,466,608
                                                                             ----------         ----------
                                                                             ----------         ----------

          Liabilities and Stockholders' Equity
          ------------------------------------
Current liabilities
   Accounts payable                                                          $  604,519            723,247
   Accrued expenses                                                             388,953             66,206
   Payable to stockholder                                                        62,069            166,985
   Income taxes payable                                                          80,103              5,974
   Current portion of note payable to stockholder                                49,348              --
   Current portion of contract payable                                           14,760              --
                                                                             ----------          ---------
Total current liabilities                                                     1,199,752            962,412
                                                                             ----------          ---------

Long-term debt
   Note payable to stockholder                                                  444,129              --
   Contract payable                                                              29,277              --
                                                                             ----------          ---------
Total long-term debt                                                            473,406              --
                                                                             ----------          ---------
Lease commitments and contingencies

Stockholders' equity
   Common stock                                                                 550,508             50,508
   Retained earnings                                                          5,250,982          1,412,223
   Cumulative foreign currency exchange translation adjustment                 (250,199)            41,465
                                                                             ----------         ----------
Total stockholders' equity                                                    5,551,291          1,504,196
                                                                             ----------         ----------
Total liabilities and stockholders' equity                                   $7,224,449          2,466,608
                                                                             ----------         ----------
                                                                             ----------         ----------


See notes to combined consolidated financial statements.

                                     ORLANDI VALUTA, ITS SUBSIDIARY
                                     ORLANDI DE MEXICO, S.A. DE C.V.
                                       AND ORLANDI VALUTA NACIONAL


                                Combined Consolidated Statements of Income
                                                                        Years Ended December 31,
                                                           --------------------------------------------------
                                                               1994               1993              1992
                                                               ----               ----              ----
                                                                               (Unaudited)       (Unaudited)
Sales of wire transfers and currencies                      $91,768,557         67,003,241        44,996,514

Cost of sales                                                77,446,915         60,296,638        40,095,346
                                                            -----------        -----------       -----------

Gross profit                                                 14,321,642          6,706,603         4,901,168
                                                            -----------        -----------        ----------
Operating expenses

   Employee compensation and related taxes                    2,913,790          1,718,156         1,441,269
   Agency fees and commissions
      Domestic                                                1,521,284            653,325           278,928
      Mexico (including administrative costs)                 1,123,080            955,059           674,467
   Other expenses                                               780,930            198,914           158,395
   Rents                                                        556,309            558,409           551,785
   Telephone                                                    523,370            365,705           218,441
   Professional services                                        320,670            269,799           211,514
   Office supplies                                              245,078            151,541           157,624
   Travel and employee expenses                                 231,581            151,797           140,934
   Security                                                     229,928            269,451           235,921
   Insurance                                                    184,620            169,978            98,746
   Advertising and promotion                                    170,327            302,327           248,268
   Depreciation                                                 134,375            145,592           181,406
                                                            -----------        -----------       -----------
Total operating expenses                                      8,935,342          5,910,053         4,597,698
                                                            -----------        -----------       -----------

Income from operations                                        5,386,300            796,550           303,470

Other income                                                     78,373             69,827            54,257
                                                            -----------        -----------       -----------
Income before provision for income taxes                      5,464,673            866,377           357,727

Provision for income taxes                                       80,103              8,478             5,974
                                                            -----------        -----------       -----------
Net income                                                  $ 5,384,570            857,899           351,753
                                                            -----------        -----------       -----------
                                                            -----------        -----------       -----------
Earnings per common share                                        $27.54               4.40              1.80

Weighted average number of shares of
  Orlandi Valuta (parent company) and
  Orlandi Valuta Nacional                                       195,521            195,000           195,000


See notes to combined consolidated financial statements.

                          ORLANDI VALUTA, ITS SUBSIDIARY
                         ORLANDI DE MEXICO, S.A. DE C.V.
                           AND ORLANDI VALUTA NACIONAL


                                       Consolidated Statement of Stockholders' Equity
                                          Year Ended December 31, 1992 (Unaudited)

                                     Shares Outstanding
                               -----------------------------
                                                                                                   Cumulative Foreign    Total
                                              Orlandi de Mexico                                     Currency Exchange Stockholders'
                               Orlandi Valuta    S.A. de C.V.    Common Stock     Retained Earnings    Adjustments       Equity
                               --------------    ------------    ------------     -----------------    -----------      ------

Balance at January 1, 1992         195,000           457,000        $50,508            1,791,068          1,616        1,843,192
Distributions to
stockholders                                                                            (550,000)                       (550,000)
Net income for the year
ended December 31, 1992                                                                  351,753                         351,753
Foreign currency exchange
translation adjustment for
the year ended December 31, 1992                                                                         (2,434)          (2,434)
                                  --------          --------       --------             --------       --------         --------
Balance at December 31,
1992                               195,000           457,000        $50,508            1,592,821           (818)       1,642,511
                                   -------           -------        -------           ----------          -----       ----------
                                   -------           -------        -------           ----------          -----       ----------

Authorized shares:     Orlandi Valuta                             100,000,000, no par value

                       Orlandi de Mexico, S.A. de C.V.            40,000 fixed capital shares and 417,000 variable capital shares issued, one peso per share par value

See notes to combined consolidated financial statements.

                          ORLANDI VALUTA, ITS SUBSIDIARY
                         ORLANDI DE MEXICO, S.A. DE C.V.
                           AND ORLANDI VALUTA NACIONAL



                     Combined Consolidated Statement of Stockholders' Equity
                           Year Ended December 31, 1993 (Unaudited)

                                     Shares Outstanding
                               -----------------------------
                                                                                                   Cumulative Foreign    Total
                                              Orlandi de Mexico                                     Currency Exchange Stockholders'
                               Orlandi Valuta    S.A. de C.V.    Common Stock     Retained Earnings    Adjustments       Equity
                               --------------    ------------    ------------     -----------------    -----------      ------
Balance at January 1, 1993         195,000           457,000        $50,508           1,592,821            (818)       1,642,511
Distributions
to stockholders                                                                      (1,038,497)                      (1,038,497)
Net income for the year ended
December 31, 1993                                                                       857,899                          857,899
Foreign currency exchange
translation adjustment for
the year ended December
31, 1993                                                                                                 42,283           42,283
                                   -------           -------        -------           ----------        -------       ----------
Balance at December 31,
1993                               195,000           457,000        $50,508           1,412,223          41,465        1,504,196
                                   -------           -------        -------           ----------        -------       ----------
                                   -------           -------        -------           ----------        -------       ----------

Authorized shares:     Orlandi Valuta                            100,000,000, no par value
                       Orlandi de Mexico, S.A. de C.V.           40,000 fixed capital shares and 417,000 variable capital shares issued, one peso per share par value


See notes to combined consolidated financial statements.

                          ORLANDI VALUTA, ITS SUBSIDIARY
                         ORLANDI DE MEXICO, S.A. DE C.V.
                           AND ORLANDI VALUTA NACIONAL

             Combined Consolidated Statement of Stockholders' Equity
                           Year ended December 31, 1994


                                  Shares Outstanding
                     --------------------------------------
                                                                                           Cumulative Foreign
                    Orlandi Orlandi de Mexico Orlandi Valuta                                 Currency Exchange  Total Stockholders'
                     Valuta   S.A. de C.V.    Nacional      Common Stock   Retained Earnings    Adjustments          Equity
                     ------   ------------    --------      ------------   -----------------    -----------          ------

Balance at
January 1, 1994      195,000       457,000                    $50,508         1,412,223           41,465           1,504,196
Issuance of common
stock - Orlandi
Valuta Nacional                                 2,500         500,000                                                500,000
Distributions to
stockholders                                                                 (1,545,811)                          (1,545,811)
Net income for
the year ended
December 31,
1994                                                                          5,384,570                            5,384,570
Foreign currency
exchange
translation
adjustment for
the year ended
December 31, 1994                                                                               (291,664)           (291,664)
                    --------    --------     --------        --------          --------        ----------          ----------
Balance at
December 31, 1994    195,000     457,000        2,500        $550,508         5,250,982         (250,199)          5,551,291
                     -------     -------        -----        --------        ----------         ---------          ----------
                     -------     -------        -----        --------        ----------         ---------          ----------
Authorized shares:     Orlandi Valuta                        100,000,000, no par value

                       Orlandi de Mexico, S.A. de C.V.       40,000 fixed capital shares and 417,000 variable capital shares issued, one peso per share par value
                       Orlandi Valuta Nacional               2,500, no par value

See notes to combined consolidtaed financial statements.

                                     ORLANDI VALUTA, ITS SUBSIDIARY
                                     ORLANDI DE MEXICO, S.A. DE C.V.
                                       AND ORLANDI VALUTA NACIONAL


                                 Combined Consolidated Statements of Cash Flow
                                                                        Years Ended December 31,
                                                             ----------------------------------------------
                                                                1994             1993              1992
                                                                ----             ----              ----
                                                                              (Unaudited)       (Unaudited)
Cash flows from operating activities
   Net income                                                $5,384,570           857,899           351,753
   Adjustments to reconcile net income to net
      cash provided by operating activities:
         Depreciation and amortization                          134,375           145,592           181,406
         Net changes in
            operating assets and liabilities:
               Accounts receivable                             (341,692)         (121,491)          428,033
               Prepaid expenses and other current assets        (17,965)          (65,399)            4,866
               Accounts payable                                (122,702)          337,166           (56,826)
               Accrued expenses                                 257,747            29,573           (29,129)
               Payable to stockholder                          (119,540)          473,999          (214,805)
               Income taxes payable                              80,103             --                5,974
                                                            -----------       -----------       -----------

Net cash provided by operating activities                     5,254,896         1,657,339           671,272
                                                            -----------       -----------       -----------

Cash flows from investing activities
    Expenditures for property and equipment                    (449,683)         (182,600)
    Proceeds from disposition of property and equipment         119,573                              40,330
    (Increase) decrease in deposits                            (722,444)          344,087          (337,456)
    (Increase) decrease in other assets                         (68,703)            --                --
                                                            -----------       -----------       -----------
Net cash provided by investing activities                    (1,121,257)          161,487          (297,126)
                                                            -----------       -----------       -----------
Cash flows from financing activities
   Contract payable, net                                         44,037             --                --
   Note payable to stockholders                                 493,477             --                --
   Issuance of common stock                                     500,000             --                --
   Distributions to stockholders                             (1,545,811)       (1,038,497)         (550,000)
   Foreign currency exchange translation adjustment            (291,664)           42,283            (2,434)
                                                            -----------       -----------       -----------

Net cashed used in financing activities                        (799,961)         (996,214)         (552,434)
                                                            -----------       -----------       -----------


Increase (decrease) in cash                                   3,333,678           822,612          (178,288)

Cash at beginning of year                                     1,411,851           589,239           767,527
                                                            -----------       -----------       -----------

Cash at end of year                                          $4,745,529         1,411,851           589,239
                                                            -----------       -----------       -----------



See notes to combined consolidated financial statements.

                          ORLANDI VALUTA, ITS SUBSIDIARY
                         ORLANDI DE MEXICO, S.A. DE C.V.
                           AND ORLANDI VALUTA NACIONAL

               Notes to Combined Consolidated Financial Statements

               (Information at December 31, 1993 and for the years
                 ended December 31, 1993 and 1992 is unaudited)



NOTE 1 - Business Activity and Summary of Significant Accounting Policies

     This summary of significant accounting policies is presented to assist the reader in understanding and evaluating the combined consolidated financial statements. These policies are in conformity with generally accepted accounting principles.

     PRINCIPLES OF COMBINATION AND CONSOLIDATION
     The combined consolidated financial statements include the accounts of Orlandi Valuta, a California corporation, and its 75% owned foreign subsidiary, Orlandi de Mexico, S.A. de C.V. (Orlandi Valuta and Orlandi de Mexico), and Orlandi Valuta Nacional (Nacional), which have been combined based upon common ownership (collectively referred to as the Companies). All significant intercompany accounts and transactions have been eliminated in preparing the combined consolidated financial statements.

     The remaining 25% ownership interest in Orlandi de Mexico is held by the Companies' stockholders and family members. Accordingly, this ownership interest has been presented as a component of combined consolidated stockholders' equity instead of as a minority interest.

     In 1991, Orlandi Valuta amended its articles of incorporation changing its name from Telegrafo Nacionales to Orlandi Valuta. On June 1, 1992, Orlandi Valuta merged with its principal agent Orlandi Foreign Exchange, Inc. The financial statements presented include the combined results of the merged organizations.

     BUSINESS ACTIVITY
     The Companies' primary business is the transmission of funds to Mexico, through branch operations and agents in California, Texas, Florida, and Mexico. The Companies anticipate expanding operations to other states in 1995.

     PROPERTY AND EQUIPMENT
     Property and equipment is stated at cost. Depreciation is provided by straight-line and accelerated methods over the estimated useful lives of the related assets, which range from three to seven years. Leasehold improvements are amortized over the length of the lease, if shorter than the asset's useful life.

     INCOME Taxes
     The Companies file separate income tax returns. No provision for income taxes has been provided for Orlandi Valuta or Nacional as their stockholders have elected to be taxed as S-Corporations. Accordingly, all taxable earnings of these Companies are taxed to the individual stockholders and Orlandi Valuta incurs only a state franchise tax liability. Orlandi de Mexico pays an annual tax based on net assets which has been classified with other operating expenses for financial reporting purposes. The provision for income taxes is primarily current.

     FOREIGN CURRENCY TRANSLATION
     Orlandi de Mexico's assets and liabilities have been translated at the rate of exchange in effect as of the balance sheet date. Revenues and expenses have been translated at the average of the rates of exchange in effect during the period covered by the income statement. The resulting cumulative foreign currency exchange translation adjustments have been reflected as a component of stockholders' equity.

     EARNINGS PER SHARE
     Earnings per share are computed using the weighted average number of common shares outstanding during the periods. There are no potentially dilutive common stock equivalents.

                          ORLANDI VALUTA, ITS SUBSIDIARY
                         ORLANDI DE MEXICO, S.A. DE C.V.
                           AND ORLANDI VALUTA NACIONAL

         Notes to Combined Consolidated Financial Statements (continued)

               (Information at December 31, 1993 and for the years
                 ended December 31, 1993 and 1992 is unaudited)



NOTE 2 - Financial Instruments with Off-Balance Sheet Risk

     The Companies maintain their cash in bank accounts which, at times, may exceed federally insured limits. The Companies have not experienced any losses in such accounts. The Companies believe they are not exposed to any significant risk on their cash balances.

NOTE 3 - Prepaid Expenses and Other Current Assets

     Prepaid expenses and other current assets consist of the following:

                                  December 31,
                                  ------------
                               1994          1993
                               ----          ----
     Prepaid expenses      $241,327       159,814
     Other receivables       29,454         4,740
                           --------      ---------

                           $270,781       164,554
                           --------      --------
                           --------      --------

NOTE 4 - Property and Equipment

     Property and equipment consist of the following:

                                  December 31,
                                  ------------
                               1994          1993
                               ----          ----
   Office equipment        $  756,847       545,939
   Furniture and fixtures     171,814       144,894
   Automobiles                144,282        90,392
   Leasehold improvements     106,726       106,726
                           ----------      --------
                            1,179,669       887,951
   Less Accumulated
   Depreciation              (711,596)     (577,221)
                           ----------      --------
                           $  468,073       310,730
                           ----------      --------
                           ----------      --------

NOTE 5 - Deposits

     Deposits include U.S. Treasury bills and letters of credit pledged as security for use in maintaining money transmitter licenses in California, Texas and Illinois.

                          ORLANDI VALUTA, ITS SUBSIDIARY
                         ORLANDI DE MEXICO, S.A. DE C.V.
                           AND ORLANDI VALUTA NACIONAL

         Notes to Combined Consolidated Financial Statements (continued)

               (Information at December 31, 1993 and for the years
                 ended December 31, 1993 and 1992 is unaudited)



NOTE 6 - Contract Payable

     The contract payable is secured by an automobile, bears interest at 9.5% per annum, and is payable in monthly installments of principal and interest of $1,230 over three years.

     Maturities of the contract payable are as follows:

       Year ending December 31,
       ------------------------
                 1995                 $14,760
                 1996                  14,760
                 1997                  14,517
                                     --------
                                      $44,037
                                     --------
                                     --------


NOTE 7 - Obligations Payable to Stockholders

     The payable to stockholder included in current liabilities is non-interest bearing and due on demand.

     The note payable to stockholders is unsecured, bears interest at prime plus 2% per annum (10.5% at December 31, 1994), with principal and interest payable monthly through December 31, 2004.

     Maturities of the note payable to stockholders are as follows:

       Year ending December 31,
       ------------------------
                 1995                 $49,348
                 1996                  49,348
                 1997                  49,348
                 1998                  49,348
                 1999                  49,348
              Thereafter              246,737
                                     --------
                                     $493,477
                                     --------
                                     --------

NOTE 8 - Lease Commitments and Contingency

     LEASE COMMITMENTS

     The Companies lease various office facilities under operating leases that require minimum monthly payments of approximately $50,000. Orlandi Valuta also rents two branches on a month-to-month basis, and has subleased two former branches.

     Orlandi Valuta also leases two automobiles that require minimum monthly payments of approximately $4,900 over two year lease terms.

                          ORLANDI VALUTA, ITS SUBSIDIARY
                         ORLANDI DE MEXICO, S.A. DE C.V.
                           AND ORLANDI VALUTA NACIONAL

         Notes to Combined Consolidated Financial Statements (continued)

               (Information at December 31, 1993 and for the years
                 ended December 31, 1993 and 1992 is unaudited)


     LEASE COMMITMENTS (CONTINUED)

     The following is a schedule of future minimum lease payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 1994:


                            Operating  Sublease     Net Lease
Year Ending December 31,      Leases    Income      Commitment
------------------------      ------    ------      ----------
1995                       $ 631,544    (41,183)       590,361
1996                         448,792    (43,225)       405,567
1997                         430,204    (45,411)       384,793
1998                         149,121    (43,771)       105,350
1999                          25,736    (21,682)         4,054
                           ---------  ---------      ---------

Total future minimum
lease payments required   $1,685,397   (195,272)     1,490,125
                          ----------  ---------     ----------
                          ----------  ---------     ----------


     Total expense for all operating leases for the years ended December 31, 1994, 1993, and 1992 was $705,101, $692,619, and $679,193, respectively.

     CONTINGENCIES

     A predecessor corporation of Orlandi Valuta has been subjected to an Internal Revenue Service audit, and a California Franchise Tax Board audit is in the initial stage. The predecessor corporation was a C-Corporation. Management disagrees with the various agents' findings and has filed an appeal with the Internal Revenue Service. In the event Orlandi Valuta is not successful, Cynthia Genera, the predecessor corporation's stockholder, has agreed to indemnify Orlandi Valuta of any financial responsibility arising from the audits.

     Orlandi Valuta is, from time to time, involved in legal actions of a routine nature incidental to its business, none of which, individually or in the aggregate, in the opinion of management of Orlandi Valuta, are likely to have a material effect on the nature and conduct of the business of Orlandi Valuta.


NOTE 9 - DISTRIBUTIONS TO STOCKHOLDERS

     Subsequent to December 31, 1994, Orlandi Valuta intends to make a distribution to its stockholders to cover the stockholders' income tax liabilities arising from the Companies' undistributed taxable income for the year ended December 31, 1994.

                            REPORT OF INDEPENDENT AUDITORS

To the Stockholders and Board of Directors
Orlandi Valuta, its Subsidiary Orlandi de Mexico, S.A. de C.V.
and Orlandi Valuta Nacional
Los Angeles, California

We have audited the accompanying combined consolidated balance sheet of Orlandi Valuta, its subsidiary Orlandi de Mexico, S.A. de C.V., and Orlandi Valuta Nacional as of December 31, 1994, and the related combined consolidated statements of income, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall combined consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined consolidated financial position of Orlandi Valuta, its subsidiary Orlandi de Mexico, S.A. de C.V., and Orlandi Valuta Nacional as of December 31, 1994, and the results of their operations and cash flows for the year then ended, in conformity with generally accepted accounting principles.



March 15, 1995                         /s/ Grobstein, Horwath & Company
Sherman Oaks, California               --------------------------------
                                       GROBSTEIN, HORWATH & COMPANY

                                     ORLANDI VALUTA, ITS SUBSIDIARY
                                     ORLANDI DE MEXICO, S.A. DE C.V.
                                       AND ORLANDI VALUTA NACIONAL

                                  Combined Consolidated Balance Sheets

                                                                           June 30, 1995      June 30,1994
       Assets                                                              -------------      ------------
       ------                                                              (Unaudited)         (Unaudited)
Current assets
   Cash                                                                      $4,722,055          3,102,007
   Accounts receivable                                                        1,093,008            404,900
   Prepaid expenses and other current assets                                     91,764            124,410
                                                                             ----------         ----------
Total current assets                                                          5,906,827          3,631,317
                                                                             ----------         ----------
Property and equipment, net                                                     501,768            305,687
                                                                             ----------         ----------

Other assets - deposits                                                       1,177,870            493,801
                                                                             ----------         ----------


    Total assets                                                             $7,586,465          4,430,805
                                                                             ----------         ----------
                                                                             ----------         ----------
       Liabilities and Stockholders' Equity
       ------------------------------------
Current liabilities
   Accounts payable                                                          $  904,649            749,125
   Accrued expenses                                                             538,340            190,829
   Current portion of note payable to stockholder                             1,049,348              --
   Income taxes payable                                                          61,927             38,874
                                                                             ----------         ----------
Total current liabilities                                                     2,554,264            978,828
                                                                             ----------         ----------
Long-term debt
    Note payable to stockholder                                                 434,211             --
                                                                             ----------         ----------
Lease commitments and contingency

Stockholders' equity
   Common stock                                                                 550,508             50,508
   Retained earnings                                                          4,415,014          3,452,674
   Cumulative foreign currency exchange translation adjustments                (367,532)           (51,205)
                                                                             ----------         ----------
Total stockholders' equity                                                    4,597,990          3,451,977
                                                                             ----------         ----------
Total liabilities and stockholders' equity                                   $7,586,465          4,430,805
                                                                             ----------         ----------
                                                                             ----------         ----------


See notes to combined consolidated financial statements.

                                     ORLANDI VALUTA, ITS SUBSIDIARY
                                     ORLANDI DE MEXICO, S.A. DE C.V.
                                       AND ORLANDI VALUTA NACIONAL


                               Combined Consolidated Statements of Cash Flows
                                                (Unaudited)

                                                               Quarter Ended June 30,             Months Ended June 30,
                                                               ----------------------             ---------------------
                                                               1995              1994             1995              1994
                                                               -----             -----            ----              ----
                                                            (Unaudited)       (Unaudited)      (Unaudited)       (Unaudited)
Sales of wire transfers and currencies                      $50,057,192       $24,104,949      $74,925,292       $45,240,870

Cost of sales                                                41,609,566        20,485,741       60,809,280        39,301,287
                                                            -----------       -----------    ------------        -----------

Gross profit                                                  8,447,626         3,619,208       14,116,012         5,939,583
                                                            -----------       -----------    ------------        -----------
Operating expenses
   Employee compensation and related taxes                    1,449,699           708,886        2,737,338         1,331,310
   Agency fees and commissions
      Domestic                                                1,241,672           359,739        1,859,411           594,216
      Mexico (including administrative costs)                   179,280           266,050          327,989           513,677
   Office Supplies                                              379,984           138,584          714,632           230,498
   Advertising and promotion                                    348,324            36,921          571,445            62,034
   Telephone                                                    341,000           148,552          539,923           229,450
   Travel and employee expenses                                 155,441            46,270          254,844            89,738
   Rents                                                        102,076           140,686          230,115           281,108
   Professional services                                        100,393            57,912          363,249           109,440
   Security                                                      37,781            58,504           79,028           115,663
   Depreciation                                                  32,360            26,230           64,297            52,482
   Insurance                                                     24,637            11,617           32,534            22,870
   Other expenses                                               282,278            84,877          534,297           140,885
                                                            -----------       -----------      -----------       -----------
Total operating expenses                                      4,674,925         2,084,828        8,309,102         3,773,371

Income from operations                                        3,772,701         1,534,380        5,806,910         2,166,212

Other income                                                     18,720            20,381          150,850            27,088
                                                            -----------       -----------      -----------        ----------
Income before provision for income taxes                      3,791,421         1,554,761        5,957,760         2,193,300
                                                                                                                  ----------
Provision for income taxes                                       35,926            23,322           56,453            32,900
                                                            -----------       -----------      -----------        ----------
Net income                                                  $ 3,755,495         1,531,439        5,901,307         2,160,400
                                                            -----------       -----------      -----------        ----------
                                                            -----------       -----------      -----------        ----------
Earnings per common share                                        $19.01              7.85            29.88             11.08

Weighted average number of shares of
  Orlandi Valuta (parent company) and
  Orlandi Valuta Nacional                                       197,500           195,000          197,500           195,000


See notes to combined consolidated financial statements.

                          ORLANDI VALUTA, ITS SUBSIDIARY
                         ORLANDI DE MEXICO, S.A. DE C.V.
                           AND ORLANDI VALUTA NACIONAL








                   Combined Consolidated Statement of Stockholders' Equity
                           Six Months Ended June 30, 1995 (Unaudited)


                                  Shares Outstanding
                     --------------------------------------
                                                                                           Cumulative Foreign
                    Orlandi Orlandi de Mexico Orlandi Valuta                                 Currency Exchange  Total Stockholders'
                     Valuta   S.A. de C.V.    Nacional      Common Stock   Retained Earnings    Adjustments          Equity
                     ------   ------------    --------      ------------   -----------------    -----------          ------
Balance at
January 1, 1995      195,000     457,000        2,500        $550,508         5,250,982          (250,199)          5,551,291
Distributions to
stockholders                                                                 (6,737,275)                           (6,737,275)
Net income for
the six months
ended June 30,
1995                                                                          5,901,307                             5,901,307
Foreign currency
exchange translation
adjustment for
the six months
ended June 30,
1995                                                                                             (117,333)           (117,333)
                     -------     -------        -----        --------        ----------         ----------          ----------
Balance at June 30,
1995                 195,000     457,000        2,500        $550,508         4,415,014          (367,532)          4,597,990
                     -------     -------        -----        --------        ----------         ----------         -----------
                     -------     -------        -----        --------        ----------         ----------         -----------

Authorized shares:     Orlandi Valuta                     100,000,000, no par value

                       Orlandi de Mexico, S.A. de C.V.    40,000 fixed capital shares and 417,000 variable capital shares issued, one peso per share par value

                       Orlandi Valuta Nacional            2,500, no par value


See notes to combined consolidated financial statements.

                          ORLANDI VALUTA, ITS SUBSIDIARY
                         ORLANDI DE MEXICO, S.A. DE C.V.
                           AND ORLANDI VALUTA NACIONAL



                          Consolidated Statement of Stockholders' Equity
                           Six Months Ended June 30, 1994 (Unaudited)

                                     Shares Outstanding
                               -----------------------------
                                                                                                   Cumulative Foreign    Total
                                              Orlandi de Mexico                                     Currency Exchange Stockholders'
                               Orlandi Valuta    S.A. de C.V.    Common Stock     Retained Earnings    Adjustments       Equity
                               --------------    ------------    ------------     -----------------    -----------      ------

Balance at January 1, 1994         195,000           457,000        $50,508            1,412,223         41,465        1,504,196
Distributions to stockholders                                                           (119,949)                       (119,949)
Net income for the six
months ended June 30,
1994                                                                                   2,160,400                       2,160,400
Foreign currency exchange
translation adjustment
for the six months ended June
30, 1994                                                                                                (92,670)         (92,670)
                                   -------           -------        -------           ----------       --------       ----------
Balance at June 30, 1994           195,000           457,000        $50,508            3,452,674        (51,205)       3,451,977
                                   -------           -------        -------           ----------       --------       ----------
                                   -------           -------        -------           ----------       --------       ----------

Authorized shares:     Orlandi Valuta                           100,000,000, no par value

                       Orlandi de Mexico, S.A. de C.V.          40,000 fixed capital shares and 417,000 variable capital shares issued, one peso per share par value

See notes to combined consolidated financial statements.

                                     ORLANDI VALUTA, ITS SUBSIDIARY
                                     ORLANDI DE MEXICO, S.A. DE C.V.
                                       AND ORLANDI VALUTA NACIONAL


                          Combined Consolidated Statements of Cash Flows
                         Increase (Decrease) in Cash and Cash Equivalents

                                          (Unaudited)

                                                                         Six Months Ended June 30,
                                                                         -------------------------
                                                                                1995        1994
                                                                                ----        ----
Cash flows from operating activities
   Net income                                                                 $5,901,307   2,160,400
   Adjustments to reconcile net income to net
      cash provided by operating activities:
        Depreciation and amortization                                             64,297      52,482
        Net changes in operating assets and liabilities:
               Accounts receivable                                              (625,963)   (268,907)
               Prepaid expenses and other current assets                         286,115      40,143
               Accounts payable                                                  300,129      25,878
               Accrued expenses                                                  149,386     124,624
               Income taxes payable(18,176)                                      (18,176)     32,900
               Payable to stockholder                                            928,013    (166,985)


Net cash provided by operating activities                                      6,985,108   2,000,535
                                                                              -----------  ----------
Cash flows from investing activities
   Expenditures for property and equipment                                       (97,992)    (47,439)
   Increase in deposits                                                          (11,945)    (50,321)
                                                                              -----------  ----------

Net cash used in investing activities                                           (109,937)    (97,760)
                                                                              -----------  ----------
Cash flows from financing activities
   Contract payable, net                                                         (44,037)
   Distributions to stockholders                                              (6,737,275)   (119,949)
   Foreign currency exchange translation adjustment                             (117,333)    (92,670)
                                                                              -----------  ----------

Net cash used in financing activities                                         (6,898,645)   (212,619)
                                                                              -----------  ----------

Increase (decrease) in cash                                                      (23,474)  1,690,156

Cash at beginning of period                                                    4,745,529   1,411,851
                                                                              -----------  ----------

Cash at end of period                                                         $4,722,055   3,102,007
                                                                              -----------  ----------

See notes to combined consolidated financial statements.

                         ORLANDI VALUTA, ITS SUBSIDIARY
                         ORLANDI DE MEXICO, S.A. DE C.V.
                          AND ORLANDI VALUTA NACIONAL


    Notes to Combined Consolidated Interim Financial Statements (Unaudited)



The accompanying unaudited financial statements and notes have been prepared in accordance with the accounting policies set forth in the notes to the combined consolidated financial statements relating to Orlandi Valuta, Orlandi de Mexico, S.A. de C.V., and Orlandi Valuta Nacional as of December 31, 1994 and for each of the three years in the period ended December 31, 1994. The combined consolidated financial information presented as of June 30, 1995 and for the three and six month periods ended June 30, 1995 and 1994 is unaudited, but in the opinion of the Companies' management, includes all adjustments necessary for a fair presentation of the financial position of the Companies and the results of their operations and cash flows. Results for the interim periods are not necessarily indicative of results of the entire year. The accompanying combined consolidated interim financial statements should be read in conjunction with the Companies' 1994 combined consolidated financial statements and related notes.

NOTE 1 - Principles of Combination and Consolidation

       The combined consolidated financial statements include the accounts of Orlandi Valuta, a California corporation, and its 75% owned foreign subsidiary, Orlandi de Mexico, S.A. de C.V. (Orlandi Valuta and
       Orlandi de Mexico), and Orlandi Valuta Nacional (Nacional), which have been combined based upon common ownership (collectively referred to as the Companies). Nacional commenced operations January 1, 1995. All significant intercompany accounts and transactions have been eliminated in preparing the combined consolidated financial statements.

       The remaining 25% ownership interest in Orlandi de Mexico is held by the Companies' stockholders and family members. Accordingly, this ownership interest has been presented as a component of combined consolidated stockholders' equity instead of as a minority interest.

NOTE   2 - Distributions to Stockholders

       During the six months ended June 30, 1995, aggregate distributions of $6,737,275 were made to stockholders of Orlandi Valuta. Such distributions represent Subchapter "S" distributions to shareholders for related individual income taxes and general purposes.

NOTE 3 - Pending Acquisition by Norwest

       On May 18, 1995 Orlandi Valuta and Orlandi Valuta Nacional entered into an Agreement and Plan of Reorganization (Acquisition Agreement) with Norwest. The Acquisition Agreement provides for the acquisition of the Companies' assets and liabilities by exchanging all outstanding shares of Orlandi Valuta and Orlandi Valuta Nacional for Norwest common stock. The acquisition is subject to stockholder and regulatory approval.

                                   APPENDIX A

                                    AGREEMENT

                                       AND

                             PLAN OF REORGANIZATION



          AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") entered into as of the 18th day of May, 1995, by and between Orlandi Valuta, a California corporation ("OV"), and Orlandi Valuta Nacional, a Nevada corporation ("OVN") (collectively "Orlandi"), and NORWEST CORPORATION ("Norwest"), a Delaware corporation.

          WHEREAS, OV wishes to transfer its business and substantially all of its assets to Norwest solely in exchange for voting shares of Norwest and the assumption by Norwest of certain liabilities of OV in a transaction intended to qualify as a "reorganization" within the meaning of Internal Revenue Code ("Code") Section 368(a)(1)(C) of the 1986 Code, it being contemplated by OV and Norwest that OV will thereafter, as an integral part of the transaction, change its name, distribute the shares of Norwest to OV's shareholders in complete liquidation of OV and dissolve and Norwest will transfer the business and assets and assumed liabilities of OV to a subsidiary of Norwest Financial Services, Inc. ("NFSI") (Newco 1).

          WHEREAS, OVN wishes to transfer its business and substantially all of its assets to Norwest solely in exchange for voting shares of Norwest and the assumption by Norwest of certain liabilities of OVN in a transaction intended to qualify as a "reorganization" within the meaning of Internal Revenue Code ("Code") Section 368(a)(1)(C) of the 1986 Code, it being contemplated by OVN and Norwest that OVN will thereafter, as an integral part of the transaction, change its name, distribute the shares of Norwest to OVN's shareholders in complete liquidation of OVN and dissolve, and Norwest will transfer the business, assets and assumed liabilities of OVN to Newco 2, a subsidiary of NFSI.

          WHEREAS, Newco 1 and Newco 2 will change their names to Orlandi Valuta and Orlandi Valuta Nacional.

          NOW, THEREFORE, to effect such reorganization and in consideration of the premises and the mutual covenants and agreements contained herein, the parties hereto do hereby represent, warrant, covenant and agree as follows:

          1.  BASIC PLAN OF REORGANIZATION

          (a) TRANSFER OF OV AND OVN ASSETS. On the Closing Date, OV and OVN shall each transfer and deliver to Norwest all of the properties and assets then owned by OV and OVN, respectively (including without limitation the names "Orlandi Valuta" and "Orlandi Valuta Nacional" and the exclusive and perpetual right to use said names and any derivation or modification thereof, and any and all tradenames, trademarks, service marks, slogans, logos, or the like now used by OV and OVN or used in the past by OV or OVN or any of its predecessor or affiliated corporations or in which OV or OVN or either of their predecessor or affiliated corporations has any interest whatsoever), except (i) OV's and OVN's respective corporate seal, if any, corporate minute book, stock record books, and such other books and records as OV or OVN are required by law to retain;
(ii) rights that lawfully cannot be transferred by OV or OVN (provided, however, that such rights shall be held by OV or OVN for the benefit of Norwest and that Norwest at its option may act as OV and OVN's agent in order to enforce and obtain for Norwest the benefits of such rights); and (iii) OV's and OVN's rights under this Agreement. To pay its liabilities for the expenses and costs incurred by it in connection with this Agreement and the transactions contemplated herein, including its liquidation and dissolution, OV and OVN may retain in cash on the Closing Date the remainder, if any, of $150,000.00 (cumulatively for OV and OVN) minus the amount expended by it between the date hereof and the Closing Date for such expenses and costs. Promptly after payment of the liabilities of OV and OVN that are to be paid from the cash retained on the Closing Date, OV and OVN shall deliver to Norwest the cash remaining, if any, from the amount so withheld.

          OV, OVN and Norwest shall, prior to the Closing Date, agree upon payments to be made to certain non-shareholder employees of OV and/or OVN; these agreed upon payments shall not exceed $1,250,000 and any such agreed to payments shall be accrued as liabilities by OV and/or OVN, as applicable, which liabilities shall be assumed by Norwest.

          (b) TRANSFER OF NORWEST SHARES. (i) At the Closing, as hereinafter defined, Norwest shall deliver to OV a certificate or certificates representing 1,750,000 shares of Norwest's fully paid and nonassessable voting Common Stock of the par value of $1-2/3 per share ("Norwest Common Stock"). (ii) At the closing, Norwest shall deliver to OVN a certificate or certificates representing 250,000 shares of Norwest Common Stock.

          (c) NORWEST COMMON STOCK ADJUSTMENTS. If between the date hereof and the closing shares of Norwest Common Stock shall be changed into a different number of shares or a different class of shares by reason of any reclassification, recapitalization, stock split, split-up, combination, exchange of shares or readjustment, or if a stock dividend thereon shall be declared with a record date within such period, then the number of shares of Norwest Common Stock into which a share of OV or OVN Common Stock shall be converted pursuant to subparagraph (b), above, will be appropriately and proportionately adjusted so that the number of such shares of Norwest Common Stock into which a share of OV or OVN Common Stock shall be converted will equal the number of shares of Norwest Common Stock which holders of shares of OV or OVN Common Stock would have received pursuant to such reclassification, recapitalization, stock split, split-up, combination, exchange of shares or readjustment, or stock dividend had the record date therefor been immediately following the closing.

          (d) ASSUMPTION OF OV'S AND OVN'S LIABILITIES. At the Closing, as hereinafter defined, Norwest shall assume and pay, discharge, and perform when lawfully due all liabilities, contracts, and other obligations of OV and OVN respectively as the same shall exist on the Closing Date, excluding (i) any federal, state, county, local and foreign income, withholding, social security, unemployment, workers compensation, franchise, ad valorem, premium, excise or sales tax liabilities including, without limitation, any taxes, interest and penalties related to Paulo Orlandi and/or Cynthia Orlandi for tax years beginning prior to January 1, 1995 and for the tax year within which falls the Closing Date, and any liability in connection with a proposed gross receipts tax assessment by the City of Los Angeles; (ii) any liability, costs, and expenses including, without limitation, reasonable attorneys fees, associated with any litigation described at Schedule 2(l); (iii) any liabilities, contracts, and other obligations of OV and OVN that are required by this Agreement to be disclosed to Norwest on or before the Closing Date and that were not so disclosed; and (iv) any liabilities for the expenses and costs incurred by OV or OVN in connection with this Agreement and the transactions contemplated herein, including their liquidation and dissolution, but not excluding the liabilities described in the last paragraph of Section 1(a) above, which shall be assumed by Norwest.

          (e) TRANSFER OF ASSETS AND LIABILITIES BY NORWEST. Immediately after the Effective Time of the Transfers, as hereinafter defined, Norwest shall transfer the business, assets, and assumed liabilities of OV and OVN, respectively, to separate newly formed subsidiaries of NFSI ("Newco 1" and "Newco 2").

          (f) TIME AND PLACE OF CLOSING. The transfers of the business, assets and assumed liabilities of OV and OVN to Norwest (the "Transfers") shall, unless otherwise agreed to by the parties hereto, occur within ten (10) business days after receipt by Norwest or NFSI or Newco 1 and Newco 2 of the last of the regulatory approvals, consents, licenses, qualifications, notifications, and registrations necessary for operation of the businesses of OV and OVN and Subsidiary, as hereinafter defined, in accordance with law and using the names Orlandi Valuta and Orlandi Valuta Nacional, and the expiration of all required waiting periods (the "Closing Date"). These transfers shall be effective as of 11:58 p.m. Pacific Daylight Time on the Closing Date (the "Effective Time of the Transfers"). The closing of the transactions contemplated by this Agreement

(the "Closing") shall take place on the Closing Date at the offices of Norwest, Norwest Center, Sixth and Marquette, Minneapolis, Minnesota.

          (g) DOCUMENTS TO BE DELIVERED BY OV AND OVN. At the Closing, OV and OVN will each deliver to Norwest (i) such instruments of transfer (including consents and approvals of third parties) as will be sufficient or requisite in the opinion of Norwest's counsel to vest in Norwest, its successors and assigns, the full legal and equitable title of OV or OVN to the properties to be transferred by OV and OVN to Norwest hereunder, (ii) an instrument satisfactory to counsel for Norwest appointing Norwest as the true and lawful attorney in fact for OV and OVN to institute and prosecute (in its own name or in the name of OV or OVN but for the benefit of Norwest) any proceedings deemed by Norwest to be necessary or appropriate to collect, assert, or enforce its right, title, and interest to the properties to be transferred to Norwest hereunder; (iii) the documents referred to in Section 7 hereof; (iv) written resignations, effective on acceptance, of such directors of Subsidiary as Norwest may request prior to the Closing Date; and (v) such evidences as counsel for Norwest may reasonably require as to OV or OVN compliance with provisions of California and Nevada law relating to the change of OV's and OVN's corporate name, the sale of all or substantially all of its assets, and its liquidation and dissolution pursuant to the provisions of this Agreement.

          (h) CERTIFICATES AND DOCUMENTS TO BE DELIVERED BY NORWEST. At the Closing, Norwest will cause to be delivered to OV and OVN (i) certificates representing the number of shares of Norwest Common Stock to be delivered to OV and OVN hereunder; (ii) the documents referred to in Section 6 hereof; and
(iii) an instrument satisfactory to counsel for OV and OVN evidencing the assumption by Norwest of the liabilities to be assumed by Norwest hereunder.

          2. REPRESENTATIONS AND WARRANTIES OF ORLANDI. Except as specifically noted below each of the above-named Orlandi corporations severally represents and warrants to Norwest as set forth below. The representations and warranties as to Orlandi de Mexico, S.A. De C.V., a Mexico corporation, ("Subsidiary") are made by OV. When either OV or OVN is specially named below, only the named corporation represents and warrants to Norwest as set forth below.

          (a) ORGANIZATION AND AUTHORITY. It is a corporation duly organized, validly existing and in good standing under the laws of the State of California or Nevada, as stated above, is duly qualified to do business and is in good standing in all jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified and failure to be so qualified would have a material adverse effect on it and has corporate power and authority to own its properties and assets and to carry on its business as it is now being conducted. It has furnished Norwest true and correct copies of its articles of incorporation and by-laws, as amended.

          (b) SUBSIDIARIES. OVN has no subsidiaries. OV has no subsidiaries other than Subsidiary. All shares of the outstanding capital stock of Subsidiary shall be owned directly by Norwest as of the Effective Time of the Transfers. To accomplish this, OV shall cause each of the other shareholders of Subsidiary to, prior to the Closing Date, enter into a stock purchase agreement with Norwest in substantially the form attached as Exhibit A. No equity security of Subsidiary is or may be required to be issued by reason of any option, warrant, scrip, right to subscribe to, call or commitment of any character whatsoever relating to, or security or right convertible into, shares of any capital stock of such subsidiary, and there are no contracts, commitments, understandings or arrangements by which Subsidiary is bound to issue additional shares of its capital stock, or any option, warrant or right to purchase or acquire any additional shares of its capital stock; all of such shares are fully paid and nonassessable and are owned by OV free and clear of any lien, claim, charge, option, encumbrance or agreement with respect thereto. Subsidiary is a corporation duly organized, validly existing, duly qualified to do business and in good standing under the laws of Mexico, and has corporate power and authority to own or lease its properties and assets and to carry on its business as it is now being conducted. Neither OV nor OVN owns beneficially, directly or indirectly, more than 5% of any class of equity securities or similar interests of any corporation, bank, business trust, association or similar organization (other than Subsidiary), and neither OV nor OVN, is, directly or indirectly, a partner in any partnership or party to any joint venture.

          (c) CAPITALIZATION OF OV. The authorized capital stock of OV consists of 1,000,000 shares of common stock, $1.00 par value, of which as of the close of business on December 31, 1994, 195,000 shares were outstanding and no shares were held in the treasury. The maximum number of shares of OV Common Stock (assuming for this purpose that phantom shares and other share-equivalents constitute OV Common Stock) that would be outstanding as of the Effective Time of the Transfers if all options, warrants, conversion rights and other rights with respect thereto were exercised is 195,000. All of the outstanding shares of capital stock of OV have been duly and validly authorized and issued and are fully paid and nonassessable. Except as set forth in Schedule 2(c), there are no outstanding subscriptions, contracts, conversion privileges, options, warrants, calls or other rights obligating OV or Subsidiary to issue, sell or otherwise dispose of, or to purchase, redeem or otherwise acquire, any shares of capital stock of OV or Subsidiary. Since December 31, 1994, no shares of OV capital stock have been purchased, redeemed or otherwise acquired, directly or indirectly, by OV or Subsidiary and no dividends or other distributions have been declared, set aside, made or paid to the shareholders of OV, other than in the ordinary course of business which distributions are set forth at Schedule 2(c).

          (d) CAPITALIZATION OF OVN. The authorized capital stock of OVN consists of 2500 shares of common stock, $1.00 par value, of which as of the close of business on December 31, 1994, 2500 shares were outstanding and no shares were held in the treasury. The maximum number of shares of OVN Common Stock (assuming for this purpose that phantom shares and other share-equivalents constitute OVN Common Stock) that would be outstanding as of the Effective Date of the Transfer if all options, warrants, conversion rights and other rights with respect thereto were exercised is 2500. All of the outstanding shares of capital stock of OVN have been duly and validly authorized and issued and are fully paid and nonassessable. Except as set forth in Schedule 2(c), there are no outstanding subscriptions, contracts, conversion privileges, options, warrants, calls or other rights obligating OVN to issue, sell or otherwise dispose of, or to purchase, redeem or otherwise acquire, any shares of capital stock of OVN. Since December 31, 1994 no shares of OVN capital stock have been purchased, redeemed or otherwise acquired, directly or indirectly, by OVN and no dividends or other distributions have been declared, set aside, made or paid to the shareholders of OVN, other than in the ordinary course of business which distributions are set forth at Schedule 2(d).

          (e) AUTHORIZATION. It has the corporate power and authority to enter into this Agreement and, subject to any required approvals of its shareholders, to carry out its obligations hereunder. The execution, delivery and performance of this Agreement by it and the consummation of the transactions contemplated hereby and thereby have been duly authorized by its Board of Directors. Subject to such approvals of shareholders and of government agencies and other governing boards having regulatory authority over it and Subsidiary as may be required by statute or regulation, this Agreement is a valid and binding obligation of it enforceable against it in accordance with its respective terms. Except as set forth on Schedule 2(e), neither the execution, delivery and performance by it of this Agreement, nor the consummation of the transactions contemplated hereby, nor compliance by it with any of the provisions hereof, will (i) violate, conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration of, or result in the creation of, any lien, security interest, charge or encumbrance upon any of the properties or assets of it or Subsidiary under any of the terms, conditions or provisions of (x) its articles of incorporation or by-laws or
(y) any material note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which it or Subsidiary is a party or by which it may be bound, or to which it or Subsidiary or any of the properties or assets of it or Subsidiary may be subject, or (ii) violate any judgment, ruling, order, writ, injunction, decree, statute, rule or regulation applicable to it or Subsidiary or any of their respective properties or assets.

          Other than in connection or in compliance with the provisions of the Securities Act of 1933 and the rules and regulations thereunder (the "Securities Act"), the Securities Exchange Act of 1934 and the rules and regulations thereunder (the "Exchange Act"), the securities or blue sky laws of the various states or filings, consents, reviews, authorizations, approvals or exemptions required under the Bank Holding Company Act of 1956 ("BHC Act"), or the Hart-Scott-Rodino Antitrust Improvements Act of 1976 ("HSR Act"), and filings required to change its name and liquidate and dissolve its corporate status, no notice to, filing with, exemption or review by, or authorization, consent or approval of, any public body or authority is necessary for the consummation by it or Subsidiary of the transactions contemplated by this Agreement.

          (f) FINANCIAL STATEMENTS. The statements of financial condition of OVN and the consolidated statements of financial condition of OV and Subsidiary all as of December 31, 1994 and related consolidated statements of income, shareholders' equity and cash flows for the year ended December 31, 1994, together with the notes thereto, certified by Grobstein & Company, have been prepared in accordance with generally accepted accounting principles applied on a consistent basis and present fairly (subject to normal recurring adjustments) the consolidated financial position of it and Subsidiary at the date and the consolidated results of operations of it and Subsidiary for the periods stated therein. The year-end balance sheet of OVN for 1993 and the consolidated year-end balance sheet of OV and Subsidiary for 1993, and the statements of income, shareholder's equity and cash flows for 1992 and 1993 were prepared in accordance with generally accepted accounting principles applied on a consistent basis and present fairly the financial position and results of operations for the periods stated therein.

          (g) REPORTS. It and Subsidiary has filed all reports, registrations and statements, together with any required amendments thereto, that it was required to file with any applicable state lending or insurance authorities, the failure to file of which could result in a material penalty or a material disruption of it or Subsidiary or could have any other material adverse effect on it or Subsidiary. All such reports and statements filed with any such regulatory body or authority are collectively referred to herein as the "Reports". As of their respective dates, the Reports complied in all material respects with all the rules and regulations promulgated by applicable state lending or insurance authorities, as the case may be, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

          (h) PROPERTIES AND LEASES. Except as may be reflected in its or Subsidiary's Financial Statements, it and Subsidiary have good title free and clear of any liens, claims, charges, options, encumbrances or similar restrictions to all the real and personal property reflected in its consolidated balance sheet as of December 31, 1994, and all real and personal property acquired since such date, except such real and personal property as has been disposed of in the ordinary course of business. All leases of real property and all other leases pursuant to which it or Subsidiary, as lessee, leases real or personal property (except for leases of personal property which may be terminated by it or Subsidiary by giving one month or less notice), which leases are described on Schedule 2(h), are valid and effective in accordance with their respective terms, and there is not, under any such lease, any existing material default by it or Subsidiary or any event which, with notice or lapse of time or both, would constitute such a material default. Its and Subsidiary's leased premises and equipment in regular use have been well maintained and are in good and serviceable condition, reasonable wear and tear excepted.

          (i) TAXES. OV and Subsidiary and OVN have filed all federal, state, county, local and foreign tax returns, including information returns, required to be filed by it and Subsidiary, and paid all taxes owed by it and Subsidiary, including, without limitation, any taxes, interest and penalties related to compensation paid to Paolo Orlandi and/or Cynthia Orlandi and those with respect to income, withholding, social security, unemployment, workers compensation, franchise, ad valorem, premium, excise and sales taxes, and no taxes shown on such returns to be owed by it and Subsidiary or assessments received by it and Subsidiary are delinquent. OV and OVN are S Corporations as defined in Section 1361 of the Internal Revenue Code of 1986 (the "Code") and such status has been effective for OV for all tax years beginning on or after May 1, 1990 and for OVN for all tax years since the beginning of its corporate existence. OV and OVN have taken no action, nor failed to take any action, including but not limited to, limiting stock ownership in OV and OVN to 35 or fewer U.S. citizens, limiting ownership interests of OV and OVN in any subsidiary to less than 80%, and limiting outstanding stock of OV and OVN to a single class of stock, which action or failure to act would result in the loss of their S Corporation elections. The federal income tax returns of OV for the fiscal year ended December 31, 1991, and for all fiscal years prior thereto, are for the purposes of routine audit by the Internal Revenue Service closed because of the statute of limitations, and no claims for additional taxes for such fiscal years are pending; however OV has waived the statute of limitations into 1996 with respect to OV's tax year ended April 30, 1990. The foreign income tax returns of Subsidiary for the fiscal year ended December 31, 1990, and for all fiscal years prior thereto, are for the purposes of routine audit by foreign taxing authorities closed because of the statute of limitations, and no claims for additional taxes for such fiscal years are pending. Except only as set forth on
Schedule 2(i), neither OV nor OVN is a party to any pending action or proceeding, nor is any such action or proceeding threatened by any governmental authority for the assessment or collection or taxes, interest, penalties, assessments or deficiencies and (ii) no issue has been raised by any federal, state, county, local or foreign taxing authority in connection with an audit or examination of the tax returns, business or properties which has not been settled, resolved and fully satisfied. OV and OVN have paid all taxes owed or which it is required to withhold from amounts owing to employees, creditors or other third parties. The financial statements referred to in paragraph 2(f) hereof, includes adequate provision for all accrued but unpaid federal, state, county, local and foreign taxes, interest, penalties, assessments or deficiencies with respect to all periods through the date thereof.

          (j) ABSENCE OF CERTAIN CHANGES. Since December 31, 1994 there has been no change in the business, financial condition or results of operations of it or Subsidiary, which has had, or may reasonably be expected to have, a material adverse effect on the business, financial condition or results of operations of it or Subsidiary.

          (k) COMMITMENTS AND CONTRACTS. Except as set forth on Schedule 2(k), neither it nor Subsidiary is a party or subject to any of the following (whether written, oral, express or implied):

          (i) any employment contract or agreement (including any obligations with respect to severance or termination pay liabilities or fringe benefits) with any present or former officer, director, employee, consultant, attorney or accountant (other than those which are terminable at will by it or Subsidiary);

          (ii) any plan, contract or agreement providing for any bonus, pension, option, deferred compensation, retirement payment, profit sharing or similar arrangement with respect to any present or former officer, director, employee or consultant;

          (iii)  any labor contract or agreement with any labor union;

          (iv) any contract containing covenants which limit the ability of it or Subsidiary to compete in any line of business or with any person or which involve any restriction of the geographical area in which, or method by which, it or Subsidiary may carry on its business (other than as may be required by law or applicable regulatory authorities); or

          (v) any other contract or agreement which is a material contract or which was not made in the ordinary course of business.

          (l) LITIGATION AND OTHER PROCEEDINGS. It has furnished Norwest copies of all attorney responses to the request of its independent auditors for it with respect to loss contingencies as of December 31, 1994 in connection with its financial statements and a written list of legal and regulatory proceedings filed against it or Subsidiary since said date. Except as set forth on Schedule 2(l), neither it nor Subsidiary is a party to any pending or threatened claim, action, suit, investigation or proceeding, or is subject to any order, judgment or decree.

          (m) INSURANCE. It and Subsidiary is presently insured, and during each of the past five calendar years (or during such lesser period of time as OV has owned Subsidiary), has been insured under the insurance policies and for such risks and amounts listed on Schedule 2(m), and has maintained all insurance required by applicable law and regulation.

          (n) COMPLIANCE WITH LAWS. It and Subsidiary has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with governmental or regulatory bodies that are required in order to permit it to own or lease its properties and assets and to carry on its business as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and no suspension or cancellation of any of them is threatened; and all such filings, applications and registrations are current. The conduct by it and Subsidiary of its business and the condition and use of its properties does not violate or infringe, in any respect material to any such business, any applicable law, statute, ordinance, license or regulation. Neither it nor Subsidiary is in default under any written order, license, regulation or demand of any federal, state, municipal or other governmental agency or with respect to any written order, writ, injunction or decree of any court. Except for statutory or regulatory restrictions of general application, and except as set forth in Schedule 2(n), no governmental authority has placed any restriction on the business or properties of it or Subsidiary which reasonably could be expected to have an adverse effect on the business or properties of it or Subsidiary.

          (o) LABOR. No work stoppage involving it or Subsidiary is pending or threatened. Neither it nor Subsidiary is involved in or threatened with or affected by, any labor dispute, labor arbitration, labor lawsuit or labor administrative proceeding. Employees of it and Subsidiary are not represented by any labor union nor are any collective bargaining agreements otherwise in effect with respect to such employees.

          (p)  MATERIAL INTERESTS OF CERTAIN PERSONS.  Except as set forth on
Schedule 2(p), no officer or director of it or Subsidiary, or any "associate" (as such term is defined in Rule 14a-1 under the Securities Exchange Act of 1934 which, together with the rules and regulations thereunder, will be referred to as the "Exchange Act") of any such officer or director, has any interest in any material contract or property (real or personal), tangible or intangible, used in or pertaining to the business of it or Subsidiary.

          (q)  BENEFIT PLANS.

          (i) No employee or officer of it or Subsidiary participates as an employee or officer in any "employee benefit plans" within the meaning of
     Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), for which it or Subsidiary acts as the plan sponsor as defined in ERISA Section 3(16)(B). Neither it nor Subsidiary acts as a plan sponsor as defined in ERISA Section 3(16)(B) for any "employee benefit plan" within the meaning of Section 3(3) of ERISA.

          (ii) Except as disclosed in Schedule 2(q), neither the execution and delivery of this Agreement and the Merger Agreements nor the consummation of the transactions contemplated hereby and thereby will (A) result in any payment (including, without limitation, severance, unemployment compensation, golden parachute or otherwise) becoming due to any director or employee or former employee of it or Subsidiary under any "employee benefit plan" or otherwise, (B) increase any benefits otherwise payable by it or Subsidiary or (C) result in the acceleration of the time of payment or vesting of any benefits to be paid by it or Subsidiary.

          (iii) The Orlandi Valuta Profit Sharing Plan and its related Trust (together, the "Plan") have been terminated and liquidated in accordance with applicable law and there are no related liabilities or contingent liabilities. The Plan was at all times operated in compliance with its terms and the requirements prescribed by applicable law. The Plan was qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code") and has received a favorable determination letter from the Internal Revenue Service as to its qualified status, and nothing has occurred which would cause the loss of such qualification for any Plan year. There are no suits, actions, disputes, claims (other than routine claims for benefits), arbitrations, administrative or other proceedings pending or threatened with respect to the Plan or OV as the sponsor or fiduciary thereof. All annual reports of the Plan required to be filed and all necessary summary plan descriptions or summary annual reports required to be furnished to participants in the Plan have been timely furnished to such participants. An Application for Determination Upon Termination on Internal Revenue Service Form 5310 has been submitted to the Internal Revenue Service to request a determination as to the qualified status, under Section 401(a) of the Code, of the Plan upon termination, and the Plan or OVN has received a favorable determination letter from the Internal Revenue Service as to the Plan's qualified status upon termination.

          (r) REGISTRATION STATEMENT AND PROXY STATEMENT. None of the information regarding it and Subsidiary supplied or to be supplied by it for inclusion in (i) a Registration Statement on Form S-4 to be filed with the SEC by Norwest for the purpose of registering the shares of Norwest Common Stock to be exchanged for shares of it pursuant to the provisions of this Agreement (the "Registration Statement"), (ii) the proxy statement to be mailed to its shareholders in connection with the meeting to be called to consider the Transfers (the "Proxy Statement"), or (iii) any other documents to be filed with the Securities Exchange Commission ("SEC") or any regulatory authority in connection with the transactions contemplated hereby will, at the respective times such documents are filed with the SEC or any regulatory authority and, in the case of the Registration Statement, when it becomes effective, and, with respect to the Proxy Statement, when mailed, be false or misleading with respect to any material fact in light of the circumstances, or omit to state any material fact necessary in order to make the statements therein not misleading, or in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the meeting of shareholders referred to in paragraph 4(c), be false or misleading with respect to any material fact in light of the circumstances, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for such meeting. All documents which it and Subsidiary are responsible for filing with any regulatory authority in connection with the Mergers will comply as to form in all material respects with the provisions of applicable law.

          (s) REGISTRATION OBLIGATIONS. Neither it nor Subsidiary is under any obligation, contingent or otherwise, which will survive the Closing by reason of any agreement to register any of its securities under the Securities Act of 1933 and the rules and regulations thereunder (the "Securities Act").

          (t) BROKERS AND FINDERS. Except for the following, neither it nor Subsidiary nor any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions finder's fees, and no other such person has acted directly or indirectly for it or Subsidiary in connection with this Agreement or the transactions contemplated hereby and thereby: (i) the employment of Charles Benninghoff ("Benninghoff") by it in the capacity as lawyer; and, (ii) the employment of Mandich & Associates ("Mandich") by it in the contingent capacity as "Merger & Acquisitions" consultant. Benninghoff and Mandich have been paid in full as of the Closing Date.

          (u) NO DEFAULTS. Neither it nor Subsidiary is in default in any material respect, nor has any event occurred which, with the passage of time or the giving of notice, or both, would constitute a default in any material respect, under any written agreement, indenture, or loan agreement, any oral agreement, indenture or loan agreement disclosed (or which should be disclosed) on Schedule 2(k), or any other instrument to which it is a party or by which it or any of its assets is bound or to which any of its assets is subject. All parties with whom it or Subsidiary has leases, written agreements or written contracts or who owe to it or Subsidiary obligations are in compliance therewith in all material respects.

          (v) ENVIRONMENTAL LIABILITY. There is no legal, administrative, or other proceeding, claim, or action of any nature seeking to impose, or that could reasonably be expected to result in the imposition of, on it or Subsidiary, any liability arising from the release of hazardous substances, including, without limitation, asbestos, under any local, state or federal environmental statute, regulation or ordinance including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, pending or threatened against it or Subsidiary; there is no reasonable basis for any such proceeding, claim or action; and neither it nor Subsidiary is subject to any agreement, order, judgment, or decree by or with any court, governmental authority or third party imposing any such environmental liability.

          (w) GENERAL LIABILITIES. Except as set forth on Schedule 2(w) or any other Schedule to this Agreement or shown on its Financial Statements, neither it nor Subsidiary has any material liabilities, whether accrued, contingent or otherwise, including without limitation, liabilities under guaranties or indemnification agreements. For purposes of this paragraph 2(w) only, "material" means more than $25,000 with respect to any liability or more than $100,000 with respect to all such liabilities in the aggregate.

          (x) TRANSFER OF PROPERTY. Each instrument of conveyance, assignment and transfer delivered by it to Norwest pursuant to the Agreement will vest in Norwest good title to the property conveyed, assigned and transferred; it will transfer to Norwest all property required by Norwest in order to continue to operate the business in the same manner as operated by it, as of the date of this Agreement, except property that is non-transferrable by law.

     3. REPRESENTATIONS AND WARRANTIES OF NORWEST. Norwest represents and warrants to OV and OVN as follows:

          (a) ORGANIZATION AND AUTHORITY. Norwest is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, is duly qualified to do business and is in good standing in all jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified and failure to be so qualified would have a material adverse effect on Norwest and its subsidiaries taken as a whole and has corporate power and authority to own its properties and assets and to carry on its business as it is now being conducted. Norwest is registered as a bank holding company with the Federal Reserve Board under the BHC Act.

          (b) NORWEST SUBSIDIARIES. Schedule 3(b) sets forth a complete and correct list as of December 31, 1994, of Norwest's Significant Subsidiaries (as defined in Regulation S-X promulgated by the SEC) (individually a "Norwest Subsidiary" and collectively the "Norwest Subsidiaries"), all shares of the outstanding capital stock of each of which, except as set forth in Schedule 3(b), are owned directly or indirectly by Norwest. No equity security of any Norwest Subsidiary is or may be required to be issued to any person or entity other than Norwest by reason of any option, warrant, scrip, right to subscribe to, call or commitment of any character whatsoever relating to, or security or right convertible into, shares of any capital stock of such subsidiary, and there are no contracts, commitments, understandings or arrangements by which any Norwest Subsidiary is bound to issue additional shares of its capital stock, or options, warrants or rights to purchase or acquire any additional shares of its capital stock. Subject to 12 U.S.C. Section 55 (1982), all of such shares so owned by Norwest are fully paid and nonassessable and are owned by it free and clear of any lien, claim, charge, option, encumbrance or agreement with respect thereto. Each Norwest Subsidiary is a corporation or national banking association duly organized, validly existing, duly qualified to do business and in good standing under the laws of its jurisdiction of incorporation, and has corporate power and authority to own or lease its properties and assets and to carry on its business as it is now being conducted.

          (c) NORWEST CAPITALIZATION. The authorized capital stock of Norwest consists of (i) 5,000,000 shares of Preferred Stock, without par value, of which as of the close of business on December 31, 1994, 1,127,125 shares of 10.24% Cumulative Preferred Stock at $100 stated value, 980,000 shares of Cumulative Tracking Preferred Stock, 1,143,675 shares of Cumulative Tracking Preferred Stock, Series B, at $200 stated value and 14,265 shares of ESOP Cumulative Convertible Preferred Stock at $1000 stated value, were outstanding, and
(ii) 500,000,000 shares of Common Stock, $1-2/3 par value, of which as of the close of business on December 31, 1994, 309,144,857 shares were outstanding and 13,939,617 shares were held in the treasury.

          (d) AUTHORIZATION. No approval or consent by the stockholders of Norwest is necessary for the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby. Subject to approval of the transactions contemplated hereby by government agencies and other governing boards having regulatory authority over Norwest as may be required by statute or regulation, this Agreement is a valid and binding obligation of Norwest enforceable against Norwest in accordance with its terms.

          Neither the execution, delivery and performance by Norwest of this Agreement, nor the consummation of the transactions contemplated hereby, nor compliance by Norwest with any of the provisions hereof, will (i) violate, conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration of, or result in the creation of, any lien, security interest, charge or encumbrance upon any of the properties or assets of Norwest or any Norwest Subsidiary under any of the terms, conditions or provisions of (x) its certificate of incorporation or by-laws or (y) any material note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Norwest or any Norwest Subsidiary is a party or by which it may be bound, or to which Norwest or any Norwest Subsidiary or any of the properties or assets of Norwest or any Norwest Subsidiary may be subject, (ii) subject to compliance with the statutes and regulations referred to in the next paragraph, to the best knowledge of Norwest, violate any judgment, ruling, order, writ, injunction, decree, statute, rule or regulation applicable to Norwest or any Norwest Subsidiary or any of their respective properties or assets.

          (e) NORWEST FINANCIAL STATEMENTS. The consolidated statements of financial condition of Norwest and Norwest's subsidiaries as of December 31, 1994 and 1993 and related consolidated statements of income, stockholders' equity and cash flows for the three years ended December 31, 1994, together with the notes thereto, certified by KPMG Peat Marwick LLP and included in Norwest's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 (the "Norwest 10-K") as filed with the SEC, (collectively, the "Norwest Financial Statements"), have been prepared in accordance with generally accepted accounting principles applied on a consistent basis and present fairly (subject, in the case of financial statements for interim periods, to normal recurring adjustments) the consolidated financial position of Norwest and its subsidiaries at the dates and the consolidated results of operations, changes in financial position and cash flows of Norwest and its subsidiaries for the periods stated therein.

          (f) BROKERS AND FINDERS. Neither Norwest nor any Norwest Subsidiary nor any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder's fees, and no broker or finder has acted directly or indirectly for Norwest or any Norwest Subsidiary in connection with this Agreement and the Merger Agreement or the transactions contemplated hereby and thereby.

          (g) COMPLIANCE WITH LAWS. Norwest and each Norwest Subsidiary has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with governmental or regulatory bodies that are required in order to permit it to own or lease its properties or assets and to carry on its business as presently conducted and that are material to the business of Norwest or such Subsidiary; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect, and to the best knowledge of Norwest, no suspension or cancellation of any of them is threatened; and all such filings, applications and registrations are current. The conduct by Norwest and each Norwest Subsidiary of its business and the condition and use of its properties does not violate or infringe, in any respect material to any such business, any applicable law, statute, ordinance, license or regulation. Neither Norwest nor any Norwest Subsidiary is in default under any written order, license, regulation or demand of any federal, state, municipal or other governmental agency or with respect to any written order, writ, injunction or decree of any court. Except for statutory or regulatory restrictions of general application, no governmental authority has placed any restrictions on the business or properties of Norwest or any Norwest Subsidiary which reasonably could be expected to have a material adverse effect on the business or properties of Norwest and its subsidiaries taken as a whole.

          (h) ABSENCE OF CERTAIN CHANGES. Since December 31, 1994, there has been no change in the business, financial condition or results of operations of Norwest or any Norwest Subsidiary which has had, or may reasonably be expected to have, a material adverse effect on the business, financial condition or results of operations of Norwest and its subsidiaries taken as a whole.

          (i) TAXES. Each of Norwest and the Norwest Subsidiaries has filed all material federal, state, county, local and foreign tax returns, including information returns, required to be filed by it, and paid or made adequate provision for the payment of all taxes known, to the best knowledge of Norwest, to be owed by it, including those with respect to income, withholding, social security, unemployment, workers compensation, franchise, ad valorem, premium, excise and sales taxes, and no taxes shown on such returns to be owed by it or assessments received by it are delinquent. The federal income tax returns of Norwest and the Norwest Subsidiaries for the fiscal year ended December 31, 1979, and for all fiscal years prior thereto, are for the purposes of routine audit by the Internal Revenue Service closed because of the statute of limitations, and no claims for additional taxes for such fiscal years are pending. Except only as set forth on Schedule 3(i), (i) neither Norwest nor any Norwest Subsidiary is a party to any pending action or proceeding, nor to the best knowledge of Norwest, is any such action or proceeding threatened by any governmental authority, for the assessment or collection of taxes, interest, penalties, assessments or deficiencies which could reasonably be expected to have any material adverse effect on Norwest and its subsidiaries taken as a whole, and (ii) no issue has been raised by any federal, state, local or foreign taxing authority in connection with an audit or examination of the tax returns, business or properties of Norwest or any Norwest Subsidiary which has not been settled, resolved and fully satisfied, or adequately reserved for. Each of Norwest and the Norwest Subsidiaries has paid all taxes known, to the best knowledge of Norwest, to be owed or which it is required to withhold from amounts owing to employees, creditors or other third parties.

          (j) REPORTS. Since January 1, 1987, Norwest and each Norwest Subsidiary has filed all reports, registrations and statements, together with any required amendments thereto, that it was required to file with any applicable state lending or insurance authorities the failure to file of which could result in a material penalty or a material disruption of Norwest and its subsidiaries taken as a whole or could have any other material adverse effect on Norwest and its subsidiaries taken as a whole. All such reports and statements filed with any such regulatory body or authority are collectively referred to herein as the "Norwest Reports." As of their respective dates, the Norwest Reports complied in all material respects with all the rules and regulations promulgated by applicable state lending or insurance authorities, as the case may be, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

     4. COVENANTS OF ORLANDI. OV and OVN each covenant and agree with Norwest as follows:

          (a) Except as otherwise permitted or required by this Agreement or except as otherwise permitted with Norwest's prior approval, from the date hereof until the Effective Time of the Transfers, it and Subsidiary will: maintain its corporate existence in good standing; maintain the general character of its business and conduct its business in its ordinary and usual manner (including, without limitation, the disposition of its assets); maintain proper business and accounting records in accordance with generally accepted principles; maintain its election under Section 1362 of the Code as an S Corporation; maintain current investment practices; maintain its properties in good repair and condition, ordinary wear and tear excepted; maintain presently existing insurance coverage; use its best efforts to preserve its business organization intact, to keep the services of its present principal employees and to preserve its good will and the good will of its suppliers, customers and others having business relationships with it; obtain any approvals or consents required to maintain existing leases and other contracts in effect following the Transfers, including, without limitation, landlord's consents; comply with all material obligations and duties imposed upon them by laws, regulations, ordinances, codes, orders, licenses and permits applicable to the properties and operations of it and Subsidiary; provided that Norwest shall not unreasonably interfere with the conduct of its or Subsidiary's business, permit Norwest and its representatives (including KPMG, Peat Marwick LLP and Deloitte Touche) to examine its and Subsidiary's books, records and properties and to interview officers, employees and agents at all reasonable times when it is open for business. No such examination by Norwest or its representatives either before or after the date of this Agreement shall in any way affect, diminish or terminate any of the representations, warranties or covenants of it or Subsidiary herein expressed.

          (b) Except as otherwise contemplated or required by this Agreement, from the date hereof until the Effective Time of the Transfers, it and Subsidiary will not (without the prior written consent of Norwest): amend or otherwise change its articles of incorporation or by-laws; issue or sell or authorize for issuance or sale, or grant any options or make other agreements with respect to the issuance or sale or conversion of, any shares of its capital stock, phantom shares or other share-equivalents, or any other of its securities; authorize or incur any long-term debt, mortgage, pledge or subject to lien or other encumbrance any of its properties; enter into any agreement, contract or commitment in excess of $25,000 or for a term of longer than one year; make any investments other than in the ordinary course of business; declare, set aside, make or pay any dividend or other distribution with respect to its capital stock, except as consistent with past practices, provided, however, no such dividend or other distribution shall disqualify either of the Transfers as a "pooling of interests" for accounting purposes; redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock; increase the compensation or benefits of any employees, officers, directors or executive employees, except pursuant to existing compensation plans and practices and bonus plans consistent with historical practices; sell or otherwise dispose of any shares of the capital stock of any Subsidiary; or sell or otherwise dispose of any of its assets or properties other than in the ordinary course of business.

          (c) Its Board of Directors will duly call, and will cause to be held not later than twenty-five (25) business days following the effective date of the Registration Statement referred to in paragraph 5(c) hereof, a meeting of its shareholders and will direct that this Agreement be submitted to a vote at such meeting. Its Board of Directors will (i) cause proper notice of such meeting to be given to its shareholders in compliance with the applicable law and regulation, (ii) recommend by the affirmative vote of the Board of Directors a vote in favor of approval of this Agreement, and (iii) use its best efforts to solicit from its shareholders proxies to vote its common stock in favor thereof.

          (d) It will furnish or cause to be furnished to Norwest all the information concerning it and Subsidiary required for inclusion in the Registration Statement referred to in paragraph 5(c) hereof, or any statement or application made by Norwest to any governmental body in connection with the transactions contemplated by this Agreement. The financial statement for the 1994 fiscal year provided under this paragraph must include the audit opinion and the consent of Grobstein & Company to use such opinion in such Registration Statement. Other financial information provided under this paragraph must have been reviewed by Grobstein & Company in accordance with generally accepted auditing standards and OV and OVN must provide Norwest with a copy of such review report.

          (e) It will take all necessary corporate and other action and use its best efforts to obtain all approvals of regulatory authorities, consents and other approvals required of it to carry out the transactions contemplated by this Agreement and will cooperate with Norwest to obtain all such approvals, licenses and consents required of Norwest, including, without limitation, the change of the names of Newco 1 and Newco 2 to Orlandi Valuta and Orlandi Valuta Nacional, respectively.

          (f) It will use its best efforts to deliver to the Closing all opinions, certificates and other documents required to be delivered by it at the Closing.

          (g) It will hold in confidence all documents and information concerning Norwest and its subsidiaries furnished to it and its representatives in connection with the transactions contemplated by this Agreement and will not release or disclose such information to any other person, except as required by law and except to its outside professional advisers in connection with this Agreement, with the same undertaking from such professional advisers. If the transactions contemplated by this Agreement shall not be consummated, such confidence shall be maintained and such information shall not be used in competition with Norwest (except to the extent that such information can be shown to be previously known to OV or OVN, in the public domain, or later acquired by it from other legitimate sources) and, upon request, all such documents, any copies thereof and extracts therefrom shall immediately thereafter be returned to Norwest.

          (h) Neither it, nor Subsidiary, nor any director, officer, representative or agent thereof, will, directly or indirectly, solicit, authorize the solicitation of or enter into any discussions with any corporation, partnership, person or other entity or group (other than Norwest) concerning any offer or possible offer (i) to purchase any shares of common stock, any option or warrant to purchase any shares of common stock, any securities convertible into any shares of such common stock, or any other equity security of it or Subsidiary, (ii) to make a tender or exchange offer for any shares of such common stock or other equity security, (iii) to purchase, lease or otherwise acquire the assets of it or Subsidiary, or (iv) to merge, consolidate or otherwise combine with it or Subsidiary. If any corporation, partnership, person or other entity or group makes an offer or inquiry to it or Subsidiary concerning any of the foregoing, it or Subsidiary will promptly disclose such offer or inquiry, including the terms thereof, to Norwest.

          (i) Neither it nor Subsidiary shall take any action which with respect to it would disqualify the transactions contemplated under the Agreement as a "pooling of interests" for accounting purposes.

          (j) It shall use its best efforts to obtain and deliver at least 32 days prior to the Effective Date of the Transfers signed representations substantially in the form attached hereto as Exhibit B to Norwest by each executive officer, director or shareholder of it who may reasonably be deemed an "affiliate" of it within the meaning of such term as defined in Rule 144 and as used in Rule 145 under the Securities Act.

          (k) It shall make such adjustments immediately before the Effective Time of the Transfers to be effective as of such dates as Norwest may request, as may be necessary to conform its accounting practices and methods to those of Norwest and Norwest's plans with respect to the conduct of its business following the Closing and to provide for the costs and expenses relating to the consummation by it of the transactions contemplated by this Agreement.

          (l) Not later than the Closing Date, all salaries, wages, bonuses, commissions and any other amounts now or hereafter due present or former employees, officers, directors and others relating to services rendered to it or Subsidiary up to and including the Effective Time of the Transfers will have been paid or properly accrued on its books.

          (m) Immediately after the Effective Time of Transfers, OV and OVN will each amend its Articles of Incorporation so as to change their corporate name to Orlandi Valuta Liquidation Corporation and Orlandi Valuta Nacional Liquidating Corporation, respectively and will thereafter take such action as may be requested by Norwest to transfer its present corporation name to them.

          (n) From and after the Closing Date, neither OV nor OVN will engage in any business, and each will promptly liquidate and dissolve as a corporation, and will distribute the shares of Norwest Common Stock received pursuant to this Agreement to its shareholders in complete cancellation and redemption of their shares of OV and OVN capital stock, except that neither OV nor OVN shall distribute any fractional interests in shares of Norwest Common Stock but shall arrange for the sale, for the account of its shareholders, of a sufficient number of shares of Norwest Common Stock to enable it to distribute cash in lieu of any fractional interests to which its shareholders would otherwise be entitled.

          (o) OV and OVN will each make available for inspection and copying all books and records retained by it to Norwest upon reasonable request for access thereto, and if at any time OV or OVN proposes to discard or destroy such books and records, it will first offer to transfer them without charge to Norwest.

          (p) OV and OVN, cumulatively, will not pay more than $150,000 in respect of the liabilities for expenses and costs described in the first paragraph of paragraph 1(a).

          (q) It shall cooperate with Norwest, and execute and deliver, or use its best efforts to cause to be executed and delivered, all such other instruments, including instruments of conveyance, assignment and transfer and consent, and take all such other actions as it may reasonably be requested to take by Norwest from time to time, consistent with the terms of this Agreement, in order to effectuate the provisions and purposes of this Agreement and the transactions contemplated hereby.

     5. COVENANTS OF NORWEST. Norwest covenants and agrees with OV and OVN as follows:

          (a) From the date hereof until the Effective Time of the Transfers, Norwest will maintain its corporate existence in good standing; conduct, and cause the Norwest Subsidiaries to conduct, their respective businesses in compliance with all material obligations and duties imposed on them by all laws, governmental regulations, rules and ordinances, and judicial orders, judgments and decrees applicable to Norwest or the Norwest Subsidiaries, their businesses or their properties; maintain all books and records of it and the Norwest Subsidiaries, including all financial statements, in accordance with the accounting principles and practices consistent with those used for the Norwest Financial Statements, except for changes in such principles and practices required under generally accepted accounting principles.

          (b) Norwest will furnish to it all the information concerning Norwest required for inclusion in a proxy statement or statements to be sent to the shareholders of OV and OVN, or in any statement or application made by OV or OVN to any governmental body in connection with the transactions contemplated by this Agreement.

          (c) As promptly as practicable after the execution of this Agreement, Norwest will file with the SEC a registration statement on Form S-4 (the "Registration Statement") under the Securities Act and any other applicable documents, relating to the shares of Norwest Common Stock to be delivered to OV and OVN, and will use its best efforts to cause the Registration Statement to become effective.

          (d) Norwest will file all documents required to be filed to list the Norwest Common Stock to be issued pursuant to this Agreement on the New York Stock Exchange and the Chicago Stock Exchange and use its best efforts to effect said listings.

          (e) The shares of Norwest Common Stock to be issued by Norwest to OV and OVN pursuant to this Agreement will, upon such issuance and delivery to said corporations pursuant to this Agreement be duly authorized, validly issued, fully paid and nonassessable. The shares of Norwest Common Stock to be delivered to OV and OVN pursuant to this Agreement will, when issued, be free and clear of all liens and encumbrances and free of any preemptive rights of the stockholders of Norwest.

          (f) Norwest will file all documents required to obtain prior to the Effective Time of the Transfers all necessary Blue Sky permits and approvals, if any, required to carry out the transactions contemplated by this Agreement, will pay all expenses incident thereto and will use its best efforts to obtain such permits and approvals.

          (g) Norwest will take all necessary corporate and other action and file all documents required to obtain and will use its best efforts to obtain all approvals of regulatory authorities, consents and approvals required of it to carry out the transactions contemplated by this Agreement and will cooperate with OV and OVN to obtain all such approvals and consents required by OV and OVN.

          (h) Norwest will file any documents or agreements required to be filed in connection with this Agreement under the applicable Business Corporation Act.

          (i) Norwest will use its best efforts to deliver to the Closing all opinions, certificates and other documents required to be delivered by it at the Closing.

          (j) Neither Norwest nor any Norwest Subsidiary shall take any action which with respect to Norwest would disqualify any of the transactions contemplated under this Agreement as a "pooling of interests" for accounting purposes.

          Norwest shall use its best efforts to obtain and deliver to OV and OVN, prior to the Closing Date, signed representations from the directors and executive officers of Norwest to the effect that, except for de minimus dispositions which will not disqualify the Transfers as a pooling of interests, they will not dispose of shares of Norwest or OV and OVN during the period commencing 30 days prior to the Effective Date and ending upon publication by Norwest of financial results including at least 30 days of combined operations of OV and OVN and Norwest.

          (k) Exclusive of acts contemplated by the Agreement Norwest shall do no act, or forbear from acting, such that the result of the act, or refraining from acting, by themselves shall cause said Agreement to not constitute a tax free organization.

     6. CONDITIONS PRECEDENT TO OBLIGATION OF ORLANDI. The obligations of OV and OVN to effect the Transfers shall be subject to the satisfaction at or before the Closing of each of the following further conditions, any or all of which may be waived in writing by OV and OVN:

          (a) Except to the extent such representations and warranties are by their express provisions made as of a specified date, the representations and warranties contained in paragraph 3 hereof shall be true and correct in all respects material to Norwest and its subsidiaries taken as a whole as if made at the Effective Time of the Transfers.

          (b) Norwest shall have, or shall have caused to be, performed and observed in all material respects all covenants, agreements and conditions hereof to be performed or observed by it at or before the Effective Time of the Transfers.

          (c) OV and OVN shall each have received a favorable certificate, dated as of the Effective Date of the Transfers, signed by the Chairman, the President or any Executive Vice President or Senior Vice President and by the Secretary or Assistant Secretary of Norwest, as to the matters set forth in subparagraphs (a) and (b) of this paragraph 6.

          (d) This Agreement shall have been approved by the affirmative vote of the holders of the percentage of the outstanding shares of OV and OVN required for approval of the Transfers in accordance with the provisions of its Articles of Incorporation and the applicable Business Corporation Act.

          (e) Norwest shall have received the approval of its Board of Directors of the transactions contemplated by this Agreement. OV, OVN and Norwest shall have received approval by such governmental agencies as may be required by law of the transactions contemplated by this Agreement, the failure to obtain of which would have a material adverse effect on the ability of Norwest to operate the businesses of OV and OVN Subsidiary in the manner said businesses were operated by OV, OVN and Subsidiary, and all waiting periods prescribed by applicable law or regulation shall have expired.

          (f) No court or governmental authority of competent jurisdiction shall have issued an order restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement.

          (g) The shares of Norwest Common Stock to be delivered to OV and OVN pursuant to this Agreement shall have been authorized for listing on the New York Stock Exchange and the Chicago Stock Exchange.

          (h) OV and OVN shall each have received an opinion, dated the Closing Date, of counsel to OV and OVN, substantially to the effect that, for federal income tax purposes: (i) the consummation of the transactions contemplated by this Agreement will constitute a reorganization as defined in IRC Section 368(a)(1)(C) of the Code; (ii) no gain or loss will be recognized to OV/or OVN upon the receipt of Norwest Common Stock in exchange for its business and substantially all of its assets as contemplated in this Agreement; (iii) no gain or loss will be recognized to the stockholders of OV or OVN upon the exchange of their shares of capital stock of OV or OVN in complete liquidation of OV and OVN as contemplated by this Agreement, for the shares of Norwest Common Stock received by OV and OVN pursuant hereto; (iv) no gain or loss will be recognized to OV or OVN on the transfer of its property to Norwest; (v) the basis of the OV and OVN property in the hands of Norwest will be the same as the basis of such property in the hands of OV and OVN immediately prior to the reorganization; (vi) the holding period of the OV and OVN property in the hands of Norwest will include the period during which such property was held by OV or OVN (vii) the basis of the shares of Norwest Common stock received by the OV and OVN shareholders will be the same as the basis of the shares of OV and OVN Common Stock exchanged therefor; and (viii) the holding period for the shares of Norwest Common Stock received by shareholders of OV and OVN will include the period during which they held the shares of OV and OVN Common Stock exchanged therefor, provided such OV and OVN Common Stock constituted a capital asset in their hands on the date of the exchange.

          (i) The Registration Statement (as amended or supplemented) shall have become effective under the Securities Act and shall not be subject to any stop order, and no action, suit, proceeding or investigation by the SEC to suspend the effectiveness of the Registration Statement shall have been initiated and be continuing, or have been threatened and be unresolved. Norwest shall have received all state securities law or Blue Sky authorizations necessary to carry out the transactions contemplated by this Agreement.

          (j) Norwest shall cooperate with OV and OVN and take all such actions as it may reasonably be requested to take by OV or OVN from time to time, consistent with the terms of this Agreement, in order to effectuate the provisions and purposes of this Agreement and the transactions contemplated hereby.

     7. CONDITIONS PRECEDENT TO OBLIGATION OF NORWEST. The obligation of Norwest to effect the transactions contemplated by this Agreement shall be subject to the satisfaction at or before the Closing of each of the following conditions, any or all of which may be waived in writing by Norwest:

          (a) Except to the extent such representations and warranties are by their express provisions made as of a specified date, the representations and warranties contained in paragraph 2 hereof shall be true and correct in all respects material to OV, OVN or Subsidiary as if made at the Effective Time of the Transfers.

          (b) OV and OVN shall have, or shall have caused to be, performed and observed in all material respects all covenants, agreements and conditions hereof to be performed or observed by it at or before the Effective Time of the Transfers.

          (c) This Agreement shall have been approved by the affirmative vote of the holders of the percentage of the outstanding shares of OV and OVN required for any approval of the transactions contemplated under this Agreement in accordance with the provisions of its Articles of Incorporation and the applicable Business Corporation Act.

          (d) Norwest shall have received a favorable certificate dated as of the Closing Date signed by the Chairman or President and by the Secretary or Assistant Secretary of OV and OVN, as to the matters set forth in subparagraphs
(a) through (c) of this paragraph 7.

          (e) Norwest shall have received approval by all governmental agencies as may be required (i) in order for Norwest to operate the business of OV, OVN and Subsidiary in the same manner as said business was operated by OV, OVN and Subsidiary as of the date of this Agreement, and (ii) by law of the transactions contemplated by this Agreement and all waiting and appeal periods prescribed by applicable law or regulation shall have expired. No approvals, licenses or consents granted by any regulatory authority shall contain any condition or requirement relating to OV, OVN or Subsidiary that, in the good faith judgment of Norwest, is unreasonably burdensome to Norwest.

          (f) OV, OVN and Subsidiary shall have obtained any and all consents or waivers from other parties to loan agreements, leases or other contracts required for the consummation of the transactions contemplated under this Agreement, and OV, OVN and Subsidiary shall have obtained any and all permits, authorizations, consents, waivers and approvals required for the lawful consummation by it of the transactions contemplated under this Agreement.

          (g) No court or governmental authority of competent jurisdiction shall have issued an order restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement.

          (h) At any time since the date hereof the total number of shares of OV and OVN Common Stock outstanding and subject to issuance upon exercise (assuming for this purpose that phantom shares and other share-equivalents constitute OV or OVN Common Stock) of all warrants, options, conversion rights, phantom shares or other share-equivalents, other than any option held by Norwest, shall not have exceeded 195,000 for OV and 2500 for OVN.

          (i) The Registration Statement (as amended or supplemented) shall have become effective under the Securities Act and shall not be subject to any stop order, and no action, suit, proceeding or investigation by the SEC to suspend the effectiveness of the Registration Statement shall have been initiated and be continuing, or have been threatened or be unresolved. Norwest shall have received all state securities law or Blue Sky authorizations necessary to carry out the transactions contemplated by this Agreement.

          (j) Norwest shall have received from the Chief Executive Officer and Chief Financial Officer of OV and OVN letters, dated as of the effective date of the Registration Statement and updated through the date of Closing, in form and substance satisfactory to Norwest, to the effect that:

          (i) the unaudited financial statements of OV and OVN included or incorporated by reference in the Registration Statement are prepared in accordance with generally accepted accounting principles applied on a basis consistent with the audited financial statements of OV and OVN.

          (ii) the amounts reported in the unaudited financial statements of OV and OVN agree with the general ledger of OV and OVN;

          (iii) the annual and quarterly financial statements of OV, OVN and Subsidiary included in, or incorporated by reference in, the Registration Statement comply as to form in all material respects with the applicable accounting requirements of the Securities Act and the published rules and regulations thereunder;

          (iv) from December 31, 1994 (or, if later, since the date of the most recent unaudited consolidated financial statements of OV, OVN and Subsidiary, as may be included in the Registration Statement) to a date 5 days prior to the effective date of the Registration Statement or 5 days prior to the Closing, there are no increases in long-term debt, changes in the capital stock or decreases in stockholders' equity of OV, OVN and Subsidiary, except in each case for de minimis changes, increases or decreases, changes, increases or decreases which occur in the ordinary course of OV and OVN's business, or as a result of the declaration and payment of the dividends described in Section 4(b) hereof or which the Registration Statement discloses have occurred or may occur or which are described in such letters. For the same period, there have been no decreases in consolidated net interest income, consolidated net interest income after provision for credit losses, consolidated income before income per share amounts of OV, OVN and Subsidiary, or in income before equity in undistributed income of subsidiaries, in each case as compared with the comparable period of the preceding year, except in each case for de minimis changes, increases or decreases, changes, increases or decreases which occur in the ordinary course of OV and OVN's business, or as a result of the declaration and payment of the dividends described in Section 4(b) hereof or which the Registration Statement discloses have occurred or may occur or which are described in such letters;

          (v) they have reviewed certain amounts, percentages, numbers of shares and financial information which are derived from the general accounting records of OV, OVN and the Subsidiary, which appear in the Registration Statement under the certain captions to be specified by Norwest, and have compared certain of such amounts, percentages, numbers and financial information with the accounting records of OV, OVN and the Subsidiary, and have found them to be in agreement with financial records and analyses prepared by OV and OVN included in the annual and quarterly financial statements, except as disclosed in such letters.

          (k) OV, OVN and Subsidiary considered as a whole shall not have sustained any material loss or material interference with their business from any civil disturbance or any fire, explosion, flood, earthquake or other calamity, whether or not covered by insurance.

          (l) There shall be no reasonable basis for any proceeding, claim or action of any nature seeking to impose, or that could reasonably be expected to result in the imposition on OV, OVN or Subsidiary of, any material liability arising from the release of hazardous substances under any local, state or federal environmental statute, regulation or ordinance including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act of 1980 as amended.

          (m) No change shall have occurred and no circumstances shall exist which might reasonably be expected to have a material adverse effect on the financial condition, results of operations, business or prospects of OV, OVN and Subsidiary.

          (n) Norwest and Paolo Orlandi and Cynthia Orlandi and Hector Gonzalez shall have entered into separate mutually satisfactory employment agreements under which Paolo Orlandi and Cynthia Orlandi and Hector Gonzalez will each continue to be employed by Norwest or an affiliate thereof.

          (o) Paolo Orlandi and Cynthia Orlandi shall have executed and delivered to Norwest an Indemnification Agreement in form and substance as Exhibit C hereto.

          (p) Any accounting adjustments requested by Norwest pursuant to paragraph 4(k) shall have been made.

          (q) OV and OVN cumulatively shall have achieved substantially the same number of wires and amount of profit in each month, beginning with May, 1995 and through the end of the month immediately prior to the month in which the Closing occurs, as OV and OVN achieved cumulatively in April, 1995.

     8.   TERMINATION OF AGREEMENT.

          (a)  This Agreement may be terminated at any time prior to the Closing
Date:

          (i)  by mutual written consent of the parties hereto;

          (ii) by either of the parties hereto upon written notice to the other party if the Closing shall not have been consummated by December 31, 1995 unless such failure of consummation shall be due to the failure of the party seeking to terminate to perform or observe in all material respects the covenants and agreements hereof to be performed or observed by such party;

          (iii) by OV, OVN or Norwest upon written notice to the other party if any court or governmental authority of competent jurisdiction shall have issued a final order restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement;

          (iv) by Norwest if there has been a misrepresentation or breach in any material respect on the part of OV or OVN in the representations and warranties of OV or OVN set forth herein and such breach or misrepresentation, after due notice, has not been corrected, or if, after due notice, there has been a failure on the part of OV or OVN to comply in any material respect with its agreements or covenants hereunder, or if any condition precedent set forth in paragraph 7 is not satisfied.

          (v) by OV or OVN if there has been a misrepresentation or breach in any material respect on the part of Norwest in the representations and warranties of Norwest set forth herein and such breach or misrepresentation, after due notice, has not been corrected, or if, after due notice, there has been a failure on the part of Norwest to comply in any material respect with its agreements or covenants hereunder, or if any condition precedent set forth in paragraph 6 is not satisfied.

          (vi) by Norwest or OV or OVN if each of the employment agreements referred to in paragraph 7(o) are not executed concurrently with this Agreement;

          (vii) by Norwest if the Indemnification Agreement in form and substance as Exhibit C hereto, and the voting letters in form and substance as Exhibit D hereto, and an agreement regarding notice to Norwest of sale of Norwest Common Stock in form and substance as Exhibit E are not executed by Paolo Orlandi and Cynthia Orlandi before or concurrently with this Agreement.


          (b) Termination of this Agreement under this paragraph 8 shall not release, or be construed as so releasing, either party hereto from any liability or damage to the other party hereto arising out of the breaching party's wilful and material breach of the warranties and representations made by it, or wilful and material failure in performance of any of its covenants, agreements, duties or obligations arising hereunder, and the obligations under paragraphs 4(g) and 9 shall survive such termination.

     9. EXPENSES. All expenses in connection with this Agreement and the transactions contemplated hereby, including without limitation legal and accounting fees incurred by OV, OVN and Subsidiary shall be borne by OV, OVN, and Subsidiary, and all such expenses incurred by Norwest shall be borne by Norwest.

     10. SUCCESSORS AND ASSIGNS. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, but shall not be assignable by either party hereto without the prior written consent of the other party hereto.

     11. NOTICES. Any notice or other communication provided for herein or given hereunder to a party hereto shall be in writing and shall be delivered in person or by telephone facsimile or shall be mailed by overnight courier or first class registered or certified mail, postage prepaid, in any case addressed as follows:

     If to Norwest:

          Norwest Corporation
          Sixth and Marquette
          Minneapolis, Minnesota  55479-1026
          Attention:  Secretary

          and

          Norwest Financial, Inc.
          206 8th Street
          Des Moines, Iowa  50309
          Attention:  General Counsel

     If to OV:

          Orlandi Valuta
          560 S. Spring Street
          Los Angeles, California 90013
          Attention:  Paolo Orlandi

     If to OVN:

          Orlandi Valuta Nacional
          560 S. Spring Street
          Los Angeles, California 90013
          Attention:  Paolo Orlandi

or to such other address with respect to a party as such party shall notify the other in writing as above provided.

     12. COMPLETE AGREEMENT. This Agreement and the Exhibits and Schedules attached hereto, which by this reference are made an integral part hereof, contain the complete agreement between the parties hereto with respect to the transactions contemplated hereby and supersede all prior agreements and understandings between the parties hereto with respect thereto.

     13. CAPTIONS. The captions contained in this Agreement are for convenience of reference only and do not form a part of this Agreement.

     14. WAIVER AND OTHER ACTION. Either party hereto may, by a signed writing, give any consent, take any action pursuant to paragraph 8 hereof or otherwise, or waive any inaccuracies in the representations and warranties by the other party and compliance by the other party with any of the covenants and conditions herein.

     15. AMENDMENT. At any time before the Closing, the parties hereto, by action taken by their respective Boards of Directors or pursuant to authority delegated by their respective Boards of Directors, may amend this Agreement; provided, however, that no amendment after approval by the shareholders of OV or OVN shall be made which changes in a manner adverse to such shareholders the consideration to be provided to said shareholders pursuant to this Agreement.

     16. GOVERNING LAW. This Agreement shall be construed and enforced in accordance with the laws of the State of Minnesota.

     17. PUBLIC STATEMENTS. Neither OV nor OVN nor Norwest will, except with the prior written consent of the other party, make any public disclosure, or permit any public disclosure to be made regarding this Agreement or the transactions contemplated hereby, provided that nothing herein shall prohibit either party from making any disclosure which is a communication directed to its employees or the employees of any of its affiliates. Provided further, Norwest may make any such disclosure required by law or regulation (in which case, Norwest will notify OV and OVN at least 48 hours prior to making such disclosure unless in the reasonable judgment of counsel for Norwest, immediate disclosure or disclosure before the expiration of such 48-hour period is required under applicable law).

     18. REPRESENTATIONS AND WARRANTIES. The representations and warranties contained in this Agreement (i) apply only to events occurring before the Closing or the termination of this Agreement; and (ii) shall survive the Closing Date for a 6-year period beginning on the Closing Date for the limited purpose of determining the rights and remedies of the parties hereto and any successors and assigns under the Indemnification Agreement referred to in paragraph 7(o). Except as set forth in paragraph 8(b) and this paragraph 18, no representation or warranty contained in this Agreement shall survive the termination of this Agreement.

     19. THIRD PARTIES. Each party hereto intends that this Agreement shall not benefit or create any right or cause of action in or on behalf of any person other than the parties hereto.

     20. COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which shall constitute but one instrument.

          IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

NORWEST CORPORATION                     ORLANDI VALUTA


By:  /s/ Richard M. Kovacevich          By:   /s/ Paolo Orlandi
     --------------------------               -----------------------------
                                              Chairman
Its: President and Chief
     Executive Officer
     --------------------------
                                        By:   /s/ Cynthia Genera Orlandi
                                              -----------------------------
                                              Vice-President

                                        ORLANDI VALUTA NACIONAL

                                        By:   /s/ Paolo Orlandi
                                              -----------------------------
                                              Chairman

                                        By:   /s/ Cynthia Genera Orlandi
                                              -----------------------------
                                              Vice President

                                   APPENDIX B

                       CALIFORNIA GENERAL CORPORATION LAW
                                   CHAPTER 13
                               DISSENTERS' RIGHTS

          SECTION 1300. RIGHT TO REQUIRE PURCHASE -- "DISSENTING SHARES" AND "DISSENTING SHAREHOLDER" DEFINED.

          (a) If the approval of the outstanding shares (Section 152) of a corporation is required for a reorganization under subdivisions, (a) and (b) or subdivision (e) or (f) of Section 1201, each shareholder of the corporation entitled to vote on the transaction and each shareholder of a subsidiary corporation in a short-form merger may, by complying with this chapter, require the corporation in which the shareholder holds shares to purchase for cash at their fair market value the shares owned by the shareholder which are dissenting shares as defined in subdivision (b). The fair market value shall be determined as of the day before the first announcement of the terms of the proposed reorganization or short-form merger, excluding any appreciation or depreciation in consequence of the proposed action, but adjusted for any stock split, reverse stock split or share dividend which becomes effective thereafter.

          (b) As used in this chapter, "dissenting shares" means shares which come within all of the following descriptions:

               (1) Which were not immediately prior to the reorganization or short-form merger either (A) listed on any national securities exchange certified by the Commissioner of Corporations under subdivision (o) of
     Section 25100 or (B) listed on the list of OTC margin stocks issued by the Board of Governors of the Federal Reserve System, and the notice of meeting of shareholders to act upon the reorganization summarizes this Section and Sections 1301, 1302, 1303 and 1304; PROVIDED, HOWEVER, that this provision does not apply to any shares with respect to which there exists any restriction on transfer imposed by the corporation or by any law or regulation; and, provided, further, that this provision does not apply to any class of shares described in clause (A) or (B) if demands for payment are filed with respect to 5 percent or more of the outstanding shares of that class.

               (2) Which were outstanding on the date for the determination of shareholders entitled to vote on the reorganization and (A) were not voted in favor of the reorganization or, (B) if described in clause (A) or (B) of paragraph (1) (without regard to the provisos in that paragraph), were voted against the reorganization, or which were held of record on the effective date of a short-form merger, PROVIDED, HOWEVER, that clause (A) rather than clause (B) of this paragraph applies in any case where the approval required by Section 1201 is sought by written consent rather than at a meeting.

               (3) Which the dissenting shareholder has demanded that the corporation purchase at their fair market value, in accordance with Section 1301.

               (4) Which the dissenting shareholder has submitted for endorsement, in accordance with Section 1302.

          (c) As used in this chapter, "dissenting shareholder" means the recordholder of dissenting shares and includes a transferee of record.

          SECTION 1301.  DEMAND FOR PURCHASE.

          (a) If, in the case of a reorganization, any shareholders of a corporation have a right under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, to require the corporation to purchase their shares for cash, such corporation shall mail to each such shareholder a notice of the approval of the reorganization by its outstanding shares (Section 152) within 10 days after the date of such approval, accompanied by a copy of Sections 1300, 1302, 1303, 1304 and this Section, a statement of the price determined by the corporation to represent the fair market value of the dissenting shares, and a brief description of the procedure to be followed if the shareholder desires to exercise the shareholder's right under such Sections. The statement of price constitutes an offer by the corporation to purchase at the price stated any dissenting shares as defined in subdivision (b) of Section 1300, unless they lose their status as dissenting shares under Section 1309.

          (b) Any shareholder who has a right to require the corporation to purchase the shareholder's shares for cash under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, and who desires the corporation to purchase such shares shall make written demand upon the corporation for the purchase of such shares and payment to the shareholder in cash of their fair market value. The demand is not effective for any purpose unless it is received by the corporation or any transfer agent thereof (1) in the case of shares described in clause (i) or (ii) of paragraph (1) of subdivision (b) of Section 1300 (without regard to the provisos in that paragraph), not later than the date of the shareholders' meeting to vote upon the reorganization, or (2) in any other case within 30 days after the date on which the notice of the approval by the outstanding shares pursuant to subdivision (a) or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

          (c) The demand shall state the number and class of the shares held of record by the shareholder which the shareholder demands that the corporation purchase and shall contain a statement of what such shareholder claims to be the fair market value of those shares as of the day before the announcement of the proposed reorganization or short-form merger. The statement of fair market value constitutes an offer by the shareholder to sell the shares at such price.

          SECTION 1302.  ENDORSEMENT OF SHARES

          Within 30 days after the date on which notice of the approval by the outstanding shares or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, the shareholder shall submit to the corporation at its principal office or at the office of any transfer agent thereof, (a) if the shares are certificated securities, the shareholder's certificates representing any shares which the shareholder demands that the corporation purchase, to be stamped or endorsed with a statement that the shares are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed or (b) if the shares are uncertificated securities, written notice of the number of shares which the shareholder demands that the corporation purchase. Upon subsequent transfers of the dissenting shares on the books of the corporation, the new certificates, initial transaction statement, and other written statements issued therefor shall bear a like statement, together with the name of the original dissenting holder of the shares.

          SECTION 1303.  AGREED PRICE -- TIME FOR PAYMENT

          (a) If the corporation and the shareholder agree that the shares are dissenting shares and agree upon the price of the shares, the dissenting shareholder is entitled to the agreed price with interest thereon at the legal rate on judgments from the date of the agreement. Any agreements fixing the fair market value of any dissenting shares as between the corporation and the holders thereof shall be filed with the secretary of the corporation.

          (b) Subject to the provisions of Section 1306, payment of the fair market value of dissenting shares shall be made within 30 days after the amount thereof has been agreed or within 30 days after any statutory or contractual conditions to the reorganization are satisfied, whichever is later, and in the case of certificated securities, subject to surrender of the certificates therefor, unless provided otherwise by agreement.

          SECTION 1304.  DISSENTER'S ACTION TO ENFORCE PAYMENT

          (a) If the corporation denies that the shares are dissenting shares, or the corporation and the shareholder fail to agree upon the fair market value of the shares, then the shareholder demanding purchase of such shares as dissenting shares or any interested corporation, within six months after the date on which notice of the approval by the outstanding shares (Section 152) or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, but not thereafter, may file a complaint in the superior court of the proper county praying the court to determine whether the shares are dissenting shares or the fair market value of the dissenting shares or both or may intervene in any action pending on such a complaint.

          (b) Two or more dissenting shareholders may join as plaintiffs or be joined as defendants in any such action and two or more such actions may be consolidated.

          (c) On the trial of the action, the court shall determine the issues. If the status of the shares as dissenting shares is in issue, the court shall first determine that issue. If the fair market value of the dissenting shares is in issue, the court shall determine, or shall appoint one or more impartial appraisers to determine, the fair market value of the shares.

          SECTION 1305.  APPRAISERS' REPORT -- PAYMENT -- COSTS

          (a) If the court appoints an appraiser or appraisers, they shall proceed forthwith to determine the fair market value per share. Within the time fixed by the court, the appraisers, or a majority of them, shall make and file a report in the office of the clerk of the court. Thereupon, on the motion of any party, the report shall be submitted to the court and considered on such evidence as the court considers relevant. If the court finds the report reasonable, the court may confirm it.

          (b) If a majority of the appraisers appointed fail to make and file a response within 10 days from the date of their appointment or within such further time as may be allowed by the court or the report is not confirmed by the court, the court shall determine the fair market value of the dissenting shares.

          (c) Subject to the provisions of Section 1306, judgment shall be rendered against the corporation for payment of an amount equal to the fair market value of each dissenting share multiplied by the number of dissenting shares which any dissenting shareholder who is a party, or who has intervened, is entitled to require the corporation to purchase, with interest thereon at the legal rate from the date on which judgment was entered.

          (d) Any such judgment shall be payable forthwith with respect to uncertificated securities and, with respect to certificated securities, only upon the endorsement and delivery to the corporation of the certificates for the shares described in the judgment. Any party may appeal from the judgment.

          (e) The costs of the action, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable, but, if the appraisal exceeds the price offered by the corporation, the corporation shall pay the costs (including, in the discretion of the court, attorneys' fees, fees of expert witnesses and interest at the legal rate on judgments from the date of compliance with Sections 1300, 1301 and 1302 if the value awarded by the court for the shares is more than 125 percent of the price offered by the corporation under subdivision (a) of Section
1301).

          SECTION 1306.  DISSENTING SHAREHOLDER'S STATUS AS CREDITOR

          To the extent that the provisions of Chapter 5 prevent the payment to any holders of dissenting shares of their fair market value, they shall become creditors of the corporation for the amount thereof together with interest at the legal rate on judgment until the date of payment, but subordinate to all other creditors in any liquidation proceeding, such debt to be payable when permissible under the provisions of Chapter 5.

          SECTION 1307.  DIVIDENDS PAID AS CREDIT AGAINST PAYMENT

          Cash dividends declared and paid by the corporation upon the dissenting shares after the date of approval of the reorganization by the outstanding shares (Section 152) and prior to payment for the shares by the corporation shall be credited against the total amount to be paid by the corporation therefor.

          SECTION 1308. CONTINUING RIGHTS AND PRIVILEGES OF DISSENTING SHAREHOLDERS

          Except as expressly limited in this chapter, holders of dissenting shares continue to have all the rights and privileges incident to their shares, until the fair market value of their shares is agreed upon or determined. A dissenting shareholder may not withdraw a demand for payment unless the corporation consents thereto.

          SECTION 1309.  TERMINATION OF DISSENTING SHAREHOLDER STATUS

          Dissenting shares lose their status as dissenting shares and the holders thereof cease to be dissenting shareholders and cease to be entitled to require the corporation to purchase their shares upon the happening of any of the following:

          (a) The corporation abandons the reorganization. Upon abandonment of the reorganization, the corporation shall pay on demand to any dissenting shareholder who has initiated proceedings in good faith under this chapter all necessary expenses incurred in such proceedings and reasonable attorneys' fees.

          (b) The shares are transferred prior to their submission for endorsement in accordance with Section 1302 or are surrendered for conversion into shares of another class in accordance with the articles.

          (c) The dissenting shareholder and the corporation do not agree upon the status of the shares as dissenting shares or upon the purchase price of the shares, and neither files a complaint or intervenes in a pending action as provided in Section 1304, within six months after the date on which notice of the approval by the outstanding shares or notice pursuant to subdivision (i) of
Section 1110 was mailed to the shareholder.

          (d) The dissenting shareholder, with the consent of the corporation, withdraws the shareholder's demand for purchase of the dissenting shares.

          SECTION 1310.  SUSPENSION OF PROCEEDINGS FOR PAYMENT PENDING
LITIGATION

          If litigation is instituted to test the sufficiency or regularity of the votes of the shareholders in authorizing a reorganization, any proceedings under Sections 1304 and 1305 shall be suspended until final determination of such litigation.

          SECTION 1311.  EXEMPT SHARES

          This chapter, except Section 1312, does not apply to classes of shares whose terms and provisions specifically set forth the amount to be paid in respect to such shares in the event of a reorganization or merger.

          SECTION 1312.  ATTACKING VALIDITY OF ACQUISITION OR REORGANIZATION

          (a) No shareholder of a corporation who has a right under this chapter to demand payment of cash for the shares held by the shareholder shall have any right at law or in equity to attack the validity of the reorganization or short-form merger, or to have the reorganization or short-form merger set aside or rescinded, except in an action to test whether the number of shares required to authorize or approve the reorganization have been legally voted in favor thereof; but any holder of shares of a class whose terms and provisions specifically set forth the amount to be paid in respect to them in the event of a reorganization or short-form merger is entitled to payment in accordance with those terms and provisions or, if the principal terms of the reorganization are approved pursuant to subdivision (b) of Section 1202, is entitled to payment in accordance with the terms and provisions of the approved reorganization.

          (b) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, subdivision (a) shall not apply to any shareholder of such party who has not demanded payment of cash for such shareholder's shares pursuant to this chapter; but if the shareholder institutes any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, the shareholder shall not thereafter have any right to demand payment of cash for the shareholder's shares pursuant to this chapter. The court in any action attacking the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded shall not restrain or enjoin the consummation of the transaction except upon 10 days' prior notice to the corporation and upon a determination by the court that clearly no other remedy will adequately protect the complaining shareholder or the class of shareholders of which such shareholder is a member.

          (c) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, in any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, (1) a party to a reorganization or short-form merger which controls another party to the reorganization or short-form merger shall have the burden of proving that the transaction is just and reasonable as to the shareholders of the controlled party, and (2) a person who controls two or more parties to a reorganization shall have the burden of proving that the transaction is just and reasonable as to the shareholders of any party so controlled.

                                   APPENDIX C

                NEVADA REVISED STATUES, SECTIONS 78.471 - 78.502


                        RIGHTS OF DISSENTING STOCKHOLDERS

          SECTION 78.471 DEFINITIONS. As used in NRS 78.471 to 78.502, inclusive, the words and terms defined in NRS 78.472 to 78.479, inclusive, have the meanings ascribed to them in those sections.

          SECTION 78.472 "BENEFICIAL STOCKHOLDER" DEFINED. "Beneficial stockholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the stockholder of record.

          SECTION 78.473 "CORPORATION" DEFINED. "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation of that issuer by merger or exchange of shares.

          SECTION 78.474 "DISSENTER" DEFINED. "Dissenter" means a stockholder who is entitled to dissent from corporate action under NRS 78.481 and who exercises that right when and in the manner required by NRS 78.491 to 78.499, inclusive.

          SECTION 78.476 "FAIR VALUE" DEFINED. "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which he objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

          SECTION 78.477 "INTEREST" DEFINED. "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all of the circumstances.

          SECTION 78.478 "STOCKHOLDER" DEFINED. "Stockholder" means the stockholder of record or the beneficial stockholder.

          SECTION 78.479 "STOCKHOLDER OF RECORD" DEFINED. "Stockholder of record" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee's certificate on file with the corporation.

          SECTION 78.481 RIGHT OF STOCKHOLDER TO DISSENT FROM CERTAIN CORPORATE ACTIONS AND TO OBTAIN PAYMENT FOR SHARES.

          1. Except as otherwise provided in NRS 78.482, a stockholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          (a) Consummation of a plan of merger to which the corporation is a party:

               (1) If approval by the stockholders is required for the merger by NRS 78.453 or the articles of incorporation and the stockholder is entitled to vote on the merger; or

               (2) If the corporation is a subsidiary and is merged with its parent under NRS 78.457.

          (b) Consummation of a plan of exchange to which the corporation is a party as the corporation whose shares will be acquired, if the stockholder is entitled to vote on the plan.

          (c) Any corporate action taken pursuant to a vote of the stockholders to the extent that the articles of incorporation, bylaws or a resolution of the board of directors provides that voting or nonvoting stockholders are entitled to dissent and obtain payment for their shares.

          2. A stockholder who is entitled to dissent and obtain payment under NRS 78.471 to 78.502, inclusive, may not challenge the corporate action creating his entitlement unless the action is unlawful or fraudulent with respect to the stockholder or the corporation.

          SECTION 78.482 LIMITATIONS ON RIGHT OF DISSENT: ASSERTION WITH RESPECT TO PLAN OF MERGER OR EXCHANGE. There is no right of dissent with respect to a plan of merger or exchange in favor of holders of shares of any class or series which, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting at which the plan of merger or exchange is to be acted on, were either listed on a national securities exchange, designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or held by at least 2,000 stockholders of record, unless:

          1. The articles of incorporation of the corporation issuing the shares provide otherwise; or

          2. The holders of the class or series are required under the plan or merger or exchange to accept for such shares anything except:

               (a) Cash, shares or shares and cash in lieu of fractional shares of:

                    (1)  The surviving or acquiring corporation; or

                    (2) Any other corporation which, at the effective date of the plan of merger or exchange, were either listed on a national securities exchange, designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or held of record by at least 2,000 stockholders of record; or

               (b) A combination of cash and shares of the kind described in subparagraphs (1) and (2) of paragraph (a).

          SECTION 78.483 LIMITATIONS ON RIGHT OF DISSENT: ASSERTION AS TO PORTIONS ONLY TO SHARES REGISTERED TO STOCKHOLDER; ASSERTION BY BENEFICIAL STOCKHOLDER.

          1. A stockholder of record may assert dissenter's rights as to fewer than all of the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenter's rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different stockholders.

          2. A beneficial stockholder may assert dissenter's rights as to shares held on his behalf only if:

               (a) He submits to the corporation the written consent of the stockholder of record to the dissent not later than the time the beneficial stockholder asserts dissenter's rights; and

               (b) He does so with respect to all shares of which he is the beneficial stockholder or over which he has power to direct the vote.

          SECTION 78.491  NOTIFICATION OF STOCKHOLDERS REGARDING RIGHT OF
DISSENT.

          1. If the proposed corporate action creating dissenter's rights is submitted to a vote at a stockholders' meeting, the notice of the meeting must state that stockholders are or may be entitled to assert dissenters' rights under NRS 78.471 to 78.502, inclusive, and be accompanied by a copy of those sections.

          2. If the corporate action creating dissenters' rights is taken without a vote of the stockholders, the corporation shall notify in writing all stockholders entitled to assert dissenters' rights that the action was taken and send them the dissenter's notice described in NRS 78.493.

          SECTION 78.492  PREREQUISITES TO DEMAND FOR PAYMENT FOR SHARES.

          1. If the proposed corporate action creating dissenters' rights is submitted to a vote at a stockholders' meeting, a stockholder who wishes to assert dissenter's rights:

               (a) Must deliver to the corporation, before the vote is taken, written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

               (b)  Must not vote his shares in favor of the proposed action.

          2. A stockholder who does not satisfy the requirements of subsection 1 is not entitled to payment for his shares under this chapter.

          SECTION 78.493 DISSENTER'S NOTICE: DELIVERY TO STOCKHOLDERS ENTITLED TO ASSERT RIGHTS; CONTENTS.

          1. If the proposed corporate action creating dissenters' rights is authorized at a stockholders' meeting, the corporation shall deliver a written dissenter's notice to all stockholders who satisfied the requirements to assert those rights.

          2. The dissenter's notice must be sent no later than 10 days after the effectuation of the corporate action, and must:

               (a) State where the demand for payment must be sent and where and when certificates for certificated shares must be deposited;

               (b) Inform the holders of uncertificated shares as to what extent the transfer of the shares will be restricted after the demand for payment is received;

               (c) Supply a form for demanding payment that includes the date of the first announcement to the news media or to the stockholders of the terms of the proposed corporate action and requires that the person asserting dissenter's rights certify whether or not he acquired beneficial ownership of the shares before that date;

               (d) Set a date by which the corporation must receive the demand for payment, which may not be less than 30 nor more than 60 days after the date the notice is delivered; and

               (e)  Be accompanied by a copy of NRS 78.471 to 78.502, inclusive.

          SECTION 78.494 DEMAND FOR PAYMENT AND DEPOSIT OF CERTIFICATES; RETENTION OF RIGHTS OF STOCKHOLDER.

          1.   A stockholder to whom a dissenter's notice was sent must:

               (a)  Demand payment;

               (b) Certify whether he acquired beneficial ownership of the shares before the date required to be set forth in the dissenter's notice for this certification; and

               (c) Deposit his certificates in accordance with the terms of the notice.

          2. The stockholder who demands payment and deposits his certificates retains all other rights of a stockholder until those rights are canceled or modified by the taking of the proposed corporate action.

          3. The stockholder who does not demand payment or deposit his certificates where required, each by the date set forth in the dissenter's notice, is not entitled to payment for his shares under NRS 78.471 to 78.502, inclusive.

          SECTION 78.496 UNCERTIFICATED SHARES: AUTHORITY TO RESTRICT TRANSFER AFTER DEMAND FOR PAYMENT; RETENTION OF RIGHTS OF STOCKHOLDER.

          1. The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received.

          2. The person for whom dissenter's rights are asserted as to uncertificated rights retains all other rights of a stockholder until those rights are canceled or modified by the taking of the proposed corporate action.

          SECTION 78.497  PAYMENT FOR SHARES:  GENERAL REQUIREMENTS.

          1. Except as otherwise provided in NRS 78.498, within 30 days after receipt of a demand for payment, the corporation shall pay each dissenter who complied with NRS 78.494 the amount the corporation estimates to be the fair value of his shares, plus accrued interest. The obligation of the corporation under this subsection may be enforced by the district court:

               (a) Of the county where the corporation's registered office is located; or

               (b) At the election of any dissenter residing or having its registered office in Nevada, of the county where the dissenter resides or has its registered office. The court shall dispose of the complaint promptly.

          2.   The payment must be accompanied by:

               (a) The corporation's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, a statement of income for that year, a statement of changes in the stockholders' equity for that year, and the latest available interim financial statements, if any;

               (b) A statement of the corporation's estimate of the fair value of the shares;

               (c)  An explanation of how the interest was calculated;

               (d) A statement of the dissenter's rights to demand payment under NRS 78.499; and

               (e)  A copy of NRS 78.471 to 78.502, inclusive.

          SECTION 78.498 PAYMENT FOR SHARES: SHARES ACQUIRED ON OR AFTER DATE OF DISSENTER'S NOTICE.

          1. A corporation may elect to withhold payment from a dissenter unless he was the beneficial owner of the shares before the date set forth in the dissenter's notice as the date of the first announcement to the news media or to the stockholders of the terms of the proposed corporate action.

          2. To the extent the corporation elects to withhold payment, after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall offer to pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenters' right to demand payment pursuant to NRS 78.499.

          SECTION 78.499 DISSENTER'S ESTIMATE OF FAIR VALUE: NOTIFICATION OF CORPORATION; DEMAND FOR PAYMENT OF ESTIMATE.

          1. A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and the amount of interest due, and demand payment of his estimate, less any payment pursuant to NRS 78.497, or reject the corporation's offer pursuant to NRS 78.498 and demand payment of the fair value of his shares and interest due, if he believes that the amount paid pursuant to NRS 78.497 or offered pursuant to NRS 78.498 is less than the fair value of his shares or that the interest due is incorrectly calculated.

          2. A dissenter waives his right to demand payment pursuant to this section unless he notifies the corporation of his demand in writing within 30 days after the corporation made or offered payment for his shares.

          SECTION 78.501 LEGAL PROCEEDING TO DETERMINE FAIR VALUE: DUTIES OF CORPORATION; POWERS OF COURT; RIGHTS OF DISSENTER.

          1. If a demand for payment remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

          2. A corporation shall commence the proceeding in the district court of the county where a corporation's registered office is located. If the corporation is a foreign corporation without a resident agent in the state, it shall commence the proceeding in the county where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

          3. The corporation shall make all dissenters, whether or not residents of Nevada, whose demands remain unsettled, parties to the proceeding as in an action against their shares. All parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

          4. The jurisdiction of the court in which the proceeding is commenced under subsection 2 is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or any amendment thereto. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

          5. Each dissenter who is made a party to the proceeding is entitled to a judgment:

               (a) For the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation; or

               (b) For the fair value, plus accrued interest, of his after-acquired shares for which the corporation elected to withhold payment pursuant to NRS 78.498.

          SECTION 78.502 LEGAL PROCEEDING TO DETERMINE FAIR VALUE: ASSESSMENT OF COSTS AND FEES.
                                       C-5

          1. The court in a proceeding to determine fair value shall determine all of the costs of the proceeding, including the reasonable compensation and expenses of any appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment.

          2. The court may also assess the fees and expenses of the counsel and experts for the respective parties, in amounts the court finds equitable:

               (a) Against the corporation and in favor of all dissenters if the court finds the corporation did not substantially comply with the requirements of NRS 78.491 to 78.499, inclusive; or

               (b) Against either the corporation or a dissenter in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by NRS 78.471 to 78.502, inclusive.

          3. If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to those counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

          4. In a proceeding commenced pursuant to subsection 1 of NRS 78.497, the court may assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters who are parties to the proceeding, in amounts the court finds equitable, to the extent the court finds that such parties did not act in good faith in instituting the proceeding.

          5. This section does not preclude any party in a proceeding commenced pursuant to NRS 78.501 or subsection 1 of NRS 78.497 from applying the provisions of N.R.C.P. 68 or NRS 17.115.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the Delaware General Corporation Law authorizes indemnification of directors and officers of a Delaware corporation under certain circumstances against expenses, judgments and the like in connection with an action, suit or proceeding. Article Fourteenth of Norwest's Restated Certificate of Incorporation provides for broad indemnification of directors and officers.

Item 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES


8 --  Opinion of Carter, Ledyard & Milburn.


23.2 -- Consent of Carter, Ledyard & Milburn (included as part of Exhibit 8 filed herewith).


Item 22.  UNDERTAKINGS

  (a)     The undersigned registrant hereby undertakes:

    (1) To file, during any period, in which offers or sales are being made, a posteffective amendment to this registration statement (i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933, (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent posteffective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such posteffective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a posteffective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (c) The undersigned registrant hereby undertakes as follows: that prior to any public offering of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to re-offerings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

  (d) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (c) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (e) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  (f) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

  (g) The undersigned registrant hereby undertakes to supply by means of a post effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota, on the 13th day of September, 1995.

                              NORWEST CORPORATION

                              By:  *
                                   ---------------------------
                                   Richard M. Kovacevich
                                   President and Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this amendment to the Registration Statement has been signed on the 13th day of September, 1995, by the following persons in the capacities indicated:


*                             President and Chief Executive Officer
--------------------------    (Principal Executive Officer)
    Richard M. Kovacevich


/s/ John T. Thornton          Executive Vice President and Chief Financial
--------------------------    Officer
    John T. Thornton          (Principal Financial Officer)

/s/ Michael A. Graf           Senior Vice President and Controller
---------------------------   (Principal Accounting Officer)
    Michael A. Graf

DAVID A. CHRISTENSEN         )
GERALD J. FORD               )
PIERSON M. GRIEVE            )
CHARLES M. HARPER            )
WILLIAM A. HODDER            )
LLOYD P. JOHNSON             )           A majority of the
REATHA CLARK KING            )           Board of Directors*
RICHARD M. KOVACEVICH        )
RICHARD S. LEVITT            )
RICHARD D. McCORMICK         )
CYNTHIA H. MILLIGAN          )
IAN M. ROLLAND               )
STEPHEN E. WATSON            )
________________


*John T. Thornton, by signing his name hereto, does hereby sign this document on behalf of each of the directors named above pursuant to powers of attorney duly executed by such persons.


                              /s/ John T. Thornton
                              --------------------------------------
                                  John T. Thornton
                                  Attorney-in-Fact

                                INDEX TO EXHIBITS


Exhibit                                                                                  Form of
Number         Description*                                                               Filing
--------       ------------                                                             ---------
8         Opinion of Carter, Ledyard & Milburn.                                         Electronic
                                                                                        Transmission

23.2 Consent of Carter, Ledyard & Milburn (included as part of Exhibit 8 filed herewith).